As filed with the Securities and Exchange Commission on September 1, 2006
Registration No. 333-130873

United States Securities and Exchange Commission
Washington, D.C. 20549
Amendment No. 3
to
Form SB-2
on
Form S-1
Registration Statement under the Securities Act of 1933
Premier Exhibitions, Inc.
(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	7900 (Primary Standard Industrial Classification Code Number)	20-1424922 (I.R.S. employer identification number)
3340 Peachtree Road, NE, Suite 2250
Atlanta, Georgia 30326
(404) 842-2600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Arnie Geller, Chief Executive Officer
Premier Exhibitions, Inc.
3340 Peachtree Road, NE, Suite 2250
Atlanta, Georgia 30326
Tel: (404) 842-2600
Fax: (404) 842-2626
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Brian Wainger, Esq. Vice President and Chief Legal Counsel 3340 Peachtree Road, NE, Suite 2250 Atlanta, Georgia 30326 Tel: (404) 842-2600 Fax: (404) 842-2626	James M. Jenkins, Esq. Daniel R. Kinel, Esq. Harter, Secrest & Emery LLP 1600 Bausch & Lomb Place Rochester, New York 16604 Tel: (585) 232-6500 Fax: (585) 232-2152
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated September 1, 2006
Preliminary Prospectus

The information in this prospectus is not complete and may change. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling shareholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Premier Exhibitions, Inc.
4,956,577 Shares of Common Stock
     This prospectus relates to the resale of up to 4,956,577 shares of our common stock, from time to time, by some of our shareholders:
•	who purchased shares of our common stock during a private placement that we completed in October 2005; or

•	who may purchase shares of our common stock by exercising warrants that we granted to them in connection with the October 2005 private placement.
     These shareholders are referred to throughout this prospectus as the “selling shareholders.” The selling shareholders may sell the common stock covered by this prospectus, from time to time, directly or through agents or dealers, on terms to be determined at the time of sale. The prices at which the selling shareholders may sell their shares will be determined by the prevailing market price for the shares at the time of sale or in negotiated transactions.
     The selling shareholders will receive all of the proceeds from any sales of our common stock made pursuant to this prospectus. Accordingly, we will receive no proceeds from sales of our common stock made pursuant to this prospectus. We are paying the expenses of registering the shares covered by this prospectus and preparing this prospectus, but the selling shareholders will pay any selling expenses incurred by them in connection with the shares of common stock covered by this prospectus.
     Our common stock is quoted on the NASDAQ Capital Market under the symbol “PRXI.” On August 31, 2006, the closing price of our common stock on the NASDAQ Capital Market was $5.25 per share.
     Investing in our common stock involves a high degree of risk. Please see the section entitled “Risk Factors” beginning on page 10 of this prospectus to read about risks you should consider before buying our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is September     , 2006.

          In this prospectus, “Premier Exhibitions,” “the company,” “we,” “us” and “our” refer to Premier Exhibitions, Inc., a Florida corporation, and its subsidiaries, taken as a whole, unless the context otherwise requires. In this prospectus, the “Securities Act” refers to the Securities Act of 1933, as amended. We reorganized our corporate structure on October 14, 2004. As a result, the name of our company changed from “RMS Titanic, Inc.” to “Premier Exhibitions, Inc.”

          We have not authorized any dealer, salesperson or other person to give you any information or to make any representations to you, other than those contained or incorporated by reference in this prospectus, in connection with the offer contained in this prospectus and, if given or made, you should not rely on such information or representations as having been authorized by us.

          This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

          This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. In addition, this prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents, if any, for a more complete understanding of the documents that we discuss in this prospectus. In making a decision to invest in our common stock, you must rely on your own examination of our company and the terms of the offering and the common stock, including the merits and risks involved.

          We are not making any representation to you regarding the legality of an investment in the common stock by you under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business, tax or other advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the common stock.

          The following summary highlights important information about the offering of common stock covered by this prospectus, but it may not contain all of the information that is important to you. You should read this summary only in conjunction with the more detailed information regarding this offering, our company, our common stock and our financial statements appearing elsewhere in this prospectus, including the section entitled “Risk Factors” beginning on page 10 of this prospectus.
PROSPECTUS SUMMARY
Our Company
          We are in the business of developing and touring museum quality exhibitions. We are known best for our Titanic exhibitions, which we conduct through our wholly-owned subsidiary RMS Titanic, Inc. and which honor the ill-fated ocean liner RMS Titanic. The Titanic has continued to captivate the thoughts and imaginations of millions of people throughout the world since 1912 when it struck an iceberg and sank in the North Atlantic Ocean on its maiden voyage. More than 1,500 of the 2,228 lives on board the Titanic were lost.
          Since 1994 we have maintained our salvor-in-possession status of the Titanic wreck and wreck site as awarded by a federal district court. As such, we have the exclusive right to recover objects from the Titanic. Through our explorations, we have obtained oceanic material and scientific data, including still photography and videotape, as well as artifacts from the Titanic wreck site. The Titanic lies at 12,500 feet below the surface of the Atlantic Ocean, approximately 400 miles off the southern coast of Newfoundland. We utilize this data and the artifacts for historical verification, scientific education and public awareness. We generate income through touring exhibitions, third party licensing, sponsorship and merchandise sales. We intend to continue to present exhibitions throughout the world in an enlightening and dignified manner that embodies respect for those who lost their lives in the disaster.
          We believe that we are in the best position to provide for the archaeological survey, scientific interpretation, public awareness, historical conservation, and stewardship of the Titanic shipwreck. We possess the largest collection of data, information, images, and cultural materials associated with the shipwreck. Our Titanic exhibitions have toured throughout the world and have been viewed by more than 17 million people.
          We operate all of our exhibitions through wholly-owned subsidiaries. Presently, our wholly-owned subsidiary RMS Titanic, Inc. is operating our Titanic exhibitions. We adopted our holding company structure in October 2004. Prior to that time, we conducted all of our business activities, including our exhibitions, exclusively through RMS Titanic, Inc.
          We have expanded our exhibitions beyond the Titanic into human anatomy exhibitions that explore the marvels of the human body. We currently operate six exhibitions, five of which are known as “Bodies...The Exhibition” and one of which is known as “Bodies Revealed.” We plan to conduct additional exhibitions in the future, not related to the Titanic or to human anatomy, and we expect that those exhibitions will be conducted through additional subsidiaries.
          Our principal sources of revenue are exhibition tickets sales, merchandise sales, licensing activities and sponsorship agreements.
Titanic Exhibitions
          Our Titanic exhibitions have been exhibited in more than forty venues throughout the world, including the United States, France, Greece, Japan, Switzerland, Chile, Argentina, China and England. The following is a list of our Titanic exhibition locations and dates during our fiscal year ended February 28, 2006, which we refer to throughout this prospectus as fiscal year 2006:
•	Whitaker Center, Harrisburg, Pennsylvania (June 4 to September 18, 2005);

•	Maryland Science Center, Baltimore, Maryland (February 12 to September 11, 2005);

•	COSI Columbus, Columbus, Ohio (March 12 to September 5, 2005);

•	Tropicana Resort & Casino, Las Vegas, Nevada (March 25 to January 31, 2006);

•	The Zappion, Athens, Greece (October 8 to March 1, 2006);

•	St. Louis Science Center, St. Louis, Missouri (November 11 to April 15, 2006);

•	The AT Center, Seoul, South Korea (December 3 to March 1, 2006);

•	Queen Mary, Long Beach, California (December 17 to September 4, 2006); and

•	OshKosh Public Museum, OshKosh, Wisconsin (February 4 to April 30, 2006).
          The following lists our Titanic exhibition locations and dates during our quarter ended May 31, 2006:
•	St. Louis Science Center, St. Louis, Missouri (November 11, 2005 to April 15, 2006);

•	Queen Mary, Long Beach, California (December 17, 2005 to September 4, 2006);

•	OshKosh Public Museum, OshKosh, Wisconsin (February 4 to April 30, 2006);

•	Science Center of Iowa, Des Moines, Iowa (May 20 to August 20, 2006); and

•	Miami Museum of Science and Planetarium, Miami, Florida (March 25 to October 15, 2006).

          The following lists our Titanic exhibition locations that opened subsequent to our quarter ended May 31, 2006:
•	The Tropicana Resort and Casino, Las Vegas, Nevada (June 1 to an undetermined date); and
•	The Metreon, San Francisco, California (June 10 to January 2007).
          We anticipate opening additional Titanic exhibitions during our fiscal year ending February 28, 2007, which we refer to throughout this prospectus as fiscal year 2007. Due to the uncertainties involved in the development and setup of exhibitions, the opening dates may vary and the exhibit locations may change.
“Bodies...The Exhibition” and “Bodies Revealed” Exhibitions
          We are using our experience in the exhibition business to conduct exhibitions not related to the Titanic. In March 2005, we acquired 100% of the membership interests in Exhibitions International, LLC, which enabled us to gain multi-year licenses and exhibition rights to multiple human anatomy exhibitions, each of which contains a collection of at least twenty whole human body specimens plus at least 150 single human organs and body parts. We are already in possession of six sets of medical specimens, one of which is known as “Bodies Revealed” and five of which are known as “Bodies...The Exhibition.” We acquired the rights to produce these exhibitions through separate exhibition agreements, each of which is for a five-year term and provides us with the right to extend for up to five additional years at our election.

          These specimens are assembled into anatomy-based exhibitions featuring preserved human bodies, and offer the public an opportunity to view the intricacies and complexities of the human body. The exhibitions include displays of dissected human bodies kept from decaying through a process called polymer preservation, also known as plastination. In essence, the bodies are drained of all fat and fluids, which are replaced with polymers such as silicone rubber, epoxy and polyester. This keeps the flesh from decaying and maintains its natural look. Skin from the bodies is removed, or partially removed, to reveal muscular, nervous, circulatory, reproductive or digestive systems. The full body specimens are complimented by presentation cases of related individual organs, both healthy and diseased, that provide a detailed look into the elements that comprise each system.
          “Bodies Revealed” debuted in August 2004 in Blackpool, England and was the first non-Titanic exhibition we produced. We expanded our human anatomy exhibition business by creating two additional exhibitions known as “Bodies...The Exhibition.” The first opened in Tampa, Florida in August 2005 and the second in New York City in November 2005. The following is a list of our “Bodies...The Exhibition” and “Bodies Revealed” exhibition locations during fiscal year 2006:
•	“Bodies Revealed,” Samsung’s Everland Theme Park, Seoul, South Korea (March to November 2005);

•	“Bodies...The Exhibition,” Museum of Science and Industry, Tampa, Florida (August 18 to February 26, 2006, extended to September 5, 2006); and

•	“Bodies...The Exhibition,” South Street Seaport, New York, New York (November 19 to December 2006).
          The following lists our “Bodies...The Exhibition” and “Bodies Revealed” exhibition locations open during our quarter ended May 31, 2006:
•	“Bodies...The Exhibition,” Museum of Science and Industry, Tampa, Florida (August 18, 2005 to February 26, 2006, extended to September 5, 2006);

•	“Bodies...The Exhibition,” South Street Seaport, New York, New York (November 19, 2005 to December 2006);

•	“Bodies...The Exhibition,” Atlanta Civic Center, Atlanta, Georgia (March 4 to September 4, 2006);

•	“Bodies Revealed,” Mexico City, Mexico (March 11 to September 11, 2006); and

•	“Bodies...The Exhibition,” Earl’s Court Exhibition Centre, London, England (April 12 to July 30, 2006).
          The following lists our exhibition location for “Bodies...The Exhibition” that opened subsequent to our quarter ended May 31, 2006:
•	“Bodies...The Exhibition,” The Tropicana Resort and Casino, Las Vegas, Nevada (June 23 to an undetermined date).
          We anticipate opening additional “Bodies...The Exhibition” and “Bodies Revealed” exhibitions during fiscal year 2007. Due to the uncertainties involved in the development and setup of exhibitions, opening dates may vary and exhibition locations may change.

Additional Exhibitions
          We intend to develop and present new exhibitions in the future, including additional exhibitions not related to the Titanic or to human anatomy.
Our Contact Information and Websites
          Our principal executive offices are located at 3340 Peachtree Road, N.E, Suite 2250, Atlanta, Georgia 30326. Our telephone number is (404) 842-2600. Our web site addresses are: www.prxi.com; www.rmstitanic.net; www.titanicscience.com; www.bodiesrevealed.com; and www.bodiestheexhibition.com. Information on our web sites is not part of this prospectus.
The October 2005 Private Placement
          We completed a private placement of securities on October 17, 2005, in which we sold units consisting of shares of our common stock and warrants to purchase shares of our common stock to the selling shareholders. Each unit consisted of 20,000 shares of our common stock at a price of $1.67 per share and a five-year warrant to purchase 13,320 shares of common stock at an exercise price of $2.50 per share. The warrants provide for customary anti-dilution adjustments in the event of stock splits, stock dividends and recapitalizations. The warrants do not confer any voting or other shareholder rights.
          We offered and sold the units in reliance on the exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(2) of the Securities Act. In connection with the sale, the selling shareholders represented to us that they were “accredited investors” within the meaning of Regulation D promulgated under the Securities Act.
          We sold units representing an aggregate of 2,975,136 shares of common stock and warrants to purchase an aggregate of 1,981,441 shares of common stock in the October 2005 private placement. The net proceeds to us were $4,968,478 and are being used by us for general working capital purposes.
          In connection with the October 2005 private placement, we entered into registration rights agreements with the selling shareholders. Pursuant to such agreements, we are obligated to file a registration statement under the Securities Act to register the resale of the common stock underlying the units issued to the selling shareholders. This prospectus is part of the registration statement that we have filed to fulfill our obligations under the registration rights agreement.

Summary of this Offering

Issuer:	Premier Exhibitions, Inc.

Securities Offered:	The selling shareholders are offering up to 4,956,577 shares of our common stock. The shares consist of:

• 2,975,136 outstanding shares of common stock that we sold in the October 2005 private placement; and

• 1,981,441 shares of common stock that are issuable upon the exercise of the warrants we sold to the investors in the October 2005 private placement.

NASDAQ Symbol:	“PRXI”

Securities Outstanding:	As of August 28, 2006, we had 28,139,603 shares of our common stock issued and outstanding.

Use of Proceeds:	We will not receive any proceeds from sales of our common stock covered by this prospectus. The selling shareholders will receive all proceeds from sales of common stock covered by this prospectus.

Offering Price:	The offering price for the shares of common stock covered by this prospectus will be determined by the prevailing market price for the shares at the time of their sale or in negotiated transactions.

Risk Factors:	An investment in our common stock is highly speculative. You should read the “Risk Factors” section beginning on page 10 of this prospectus (along with other matters referred to and incorporated by reference in this prospectus) to ensure that you understand the risks associated with a purchase of our common stock.

Terms of Sale:	The terms of sale for the shares of our common stock covered by this prospectus will be determined at the time of their sale.

Summary Consolidated Financial Data
          You should read the following summary consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
          The consolidated statements of operations data for the year ended February 28, 2006 and the balance sheet data at February 28, 2006 have been derived from our financial statements that have been audited by independent certified public accountants. The financial statements as of February 28, 2006 and for the year ended February 28, 2006 are included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended May 31, 2006, and our balance sheet data at May 31, 2006, are derived from our unaudited financial statements included elsewhere in this prospectus. In our opinion, the unaudited financial statements have been prepared on the same basis as our audited financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth in such financial statements.

	Year Ended	Three Months Ended
	February 28, 2006	May 31, 2006
	(audited)	(unaudited)
Consolidated Statements of Operations Data:
Revenues	$13,041,000	$5,824,000
Expenses	10,399,000	4,043,000
Net income (loss)	4,948,000	1,074,000
Basic income (loss) per common share	0.21	0.04
Diluted income (loss) per common share	0.18	0.04

	At February 28, 2006	At May 31, 2006
	(audited)	(unaudited)
Consolidated Balance Sheet:
Cash and cash equivalents	$4,129,000	$2,465,000
Total assets	22,970,000	25,047,000
Total liabilities	2,688,000	3,018,000
Total shareholders’ equity	20,282,000	22,029,000

RISK FACTORS
          You should carefully consider the risks described below before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or cause the value of our common stock to drop. If any of the following risks actually occur, our business could be adversely affected. In those cases, the trading price of our common stock could decline, and you may lose the value of your investment in our securities.
Risks Related to Our Business
          Until recently, we have had a history of operating losses, and there is no assurance that we will achieve profitability in the future.
          We have a history of operating losses. As recently as our fiscal year ended February 28, 2005, which we refer to as fiscal year 2005 throughout this prospectus, we experienced a net loss from continuing operations of $1,475,000. Only recently have we begun to achieve profitability. We cannot predict if we will continue to be profitable. It is uncertain if our future prospects will result in profitable operations and, if we experience future losses, the value of an investment in our common stock could decline significantly.
          Our future operating results will depend on our ability to successfully implement our new business strategy, which in turn depends on many factors, some of which are beyond our control.
          We have changed our business strategy in order to become a general exhibition company. Previously, we relied on third parties to produce our exhibitions, and we limited our exhibition to displays of Titanic artifacts. However, we are now the sole producers of our Titanic exhibitions, and we no longer rely on third parties for the production of these exhibitions. Moreover, we have in the past eighteen months expanded our exhibitions beyond those related to the Titanic to include human anatomy exhibitions. Our future operating results will depend on our ability to successfully implement our new business strategy. We believe that our ability to do so will depend on many factors, some of which we believe are beyond our control, including:
•	our ability to continue to exhibit Titanic artifacts;

•	our ability to develop new exhibitions that the public will attend;

•	our ability to operate our exhibitions profitably;

•	the continued popularity of and public demand for Titanic exhibitions; and

•	continued public demand for museum quality touring exhibitions.
          We may be unable to raise additional capital when needed, which would have a material adverse effect on our financial condition and our ability to conduct our operations.
     We will not receive any proceeds from the sale of the common stock covered by this prospectus. If we are unable to generate sufficient revenue for our planned operations, or if we encounter unforeseen costs, we will need to raise additional capital. We can give no assurances that additional capital will be available to us on favorable terms, or at all. Our inability to obtain additional capital, if and when needed, would have a material adverse effect upon our financial condition and our ability to continue to conduct our operations.

     We may not be granted a salvage award that is commensurate with the efforts we have expended to recover items from the Titanic wreck site or may be prohibited from exhibiting Titanic artifacts already under our control.
     At a future date, a trial may be held in the U.S. District Court for the Eastern District of Virginia to determine a salvage award to compensate us for our efforts in recovering items from the wreck of the Titanic. Although the trial to determine the salvage award has been delayed indefinitely, the court has already ruled that it would likely not give us title to certain of the artifacts. As a result, at this time, the outcome of the salvage award trial is uncertain. It is possible that we may not be granted a salvage award that is commensurate with our recovery efforts. It is also possible that the court will take possession of certain of the Titanic artifacts, which may prevent us from conducting future Titanic exhibitions. These outcomes would have a material adverse effect on our operations, which, in turn, would likely reduce the value of an investment in our common stock.
     If we are unable to maintain our salvor-in-possession rights to the Titanic wreck and wreck site, our Titanic exhibitions could face increased competition and we could lose the right to exhibit Titanic artifacts.
     As recently as January 31, 2006, the U.S. Court of Appeals for the Fourth Circuit recognized that we are the exclusive salvor-in-possession of the Titanic wreck and wreck site. Salvor-in-possession status enables us to prevent third parties from salvaging the Titanic wreck and wreck site and from interfering with our rights to salvage the wreck and wreck site. To maintain our salvor-in-possession rights, we must maintain a presence over the wreck site as interpreted by the courts. In addition, we may have to commence legal proceedings against third parties who attempt to violate our rights as salvor-in-possession, which may be expensive and time-consuming. Moreover, there are no assurances that the court will continue to recognize us as the sole and exclusive salvor-in-possession of the Titanic wreck and wreck site. If we were to lose our salvor-in-possession rights, our Titanic exhibitions could be exposed to competition and we could lose the right to exhibit certain of the Titanic artifacts. Either of these outcomes would have a material adverse effect on our operations.
     Our exhibitions are becoming subject to increasing competition.
     We believe that our Titanic exhibition business is changing. For example, an adverse ruling by the U.S. Court of Appeals for the Fourth Circuit left us with non-exclusive rights to photograph and film the Titanic wreck site. Because of this ruling, other companies can now photograph and film the Titanic wreck site, which exposes us to new competition that could, for example, result in our losing documentary opportunities. Moreover, it is possible that other companies may attempt to explore the Titanic wreck site in the future. If these companies were successful, we would face increased competition. Additionally, the availability of remote operated vehicles for charter from third parties to conduct expeditions may make it easier for others to gain access to the Titanic site in violation of our salvor-in-possession rights. These changes, as well as others, such as new laws and treaties or new interpretations of existing laws or treaties, could have a material adverse affect on our business.
     In addition, our “Bodies...The Exhibition” and “Bodies Revealed” exhibitions are subject to competition from other exhibition vendors. To the extent other exhibition companies are successful at marketing and promoting competing exhibitions that are perceived more favorably than our exhibitions by the public, there could be a material adverse affect on our business.
     We depend upon third parties to provide us with access to the Titanic wreck site, as well as to assist us with our recovery and restoration activities. If we become unable to obtain these services from such third parties, we would not be able to conduct future expeditions to the Titanic wreck site and consequently our ability to produce new Titanic exhibitions would be severely curtailed.
     We do not own the equipment necessary to access the Titanic wreck site. Instead, each time we desire to undertake an expedition to the Titanic wreck site, we charter the necessary equipment and personnel for the expedition from third parties. Similarly, we utilize the services of third parties for recovery, restoration and preservation services. Because we lack the direct capability to independently access the Titanic wreck site, we contract with providers of these services. We therefore face the risk of being unable to access the Titanic wreck site or being unable to obtain necessary services when needed. These circumstances could arise if our third party providers charge more for their services, exit the business of providing the services, or are unable to, or refuse to, provide the services to us at prices that we are willing to pay. If we were unable to obtain necessary services from third parties, we would be unable to conduct future expeditions to the Titanic wreck site and consequently our ability to produce new Titanic exhibitions would be severely curtailed.
          We are subject to currency exchange rate fluctuations, which negatively affect our results of operations.
          Our exhibitions tour outside the U.S. from time to time and our financial arrangements with our foreign vendors have historically been based upon foreign currencies. As a result, we are exposed to the risk of currency fluctuations between the U.S. dollar and the currencies of the countries in which our exhibitions are touring. If the value of the U.S. dollar increases in relation to these foreign currencies, our potential revenues from exhibition and merchandising activities outside the U.S. would be lowered and our results of operations could be harmed.
          Our success depends on the services of our executive officers and key employees and the loss of their services could have a material adverse effect on our business.
          We believe that our future success depends to a significant degree on the skills and efforts of Arnie Geller, our chief executive officer; Stephen Couture, our chief financial officer; Tom Zaller, our vice president of exhibitions; and Brian Wainger, our chief legal counsel and vice president of business affairs. If we lose the services of Messrs. Geller, Couture, Zaller or Wainger, our business and operating results could be adversely affected.
          We may be unable to hire and retain the skilled personnel we need to expand our operations and, as a result, could lose our competitive position.
          To meet our growth objectives and become a general exhibition company, we must attract and retain skilled technical, operational, managerial and sales and marketing personnel. If we fail to attract and retain the necessary personnel, we may be unable to achieve our business objectives and may lose our competitive position, which could lead to a significant decline in revenues. We face significant competition for these skilled professionals from other companies, research and academic institutions, government entities and other organizations.

Risks Related to Owning Our Common Stock
          You could suffer substantial dilution and our stock price could decline if we issue additional securities in the future or if current holders of our securities choose to sell a large portion of their holdings at the same time.
          In addition to the 28,139,603 outstanding shares of our common stock at August 28, 2006, approximately 3,355,000 shares of our common stock are issuable under currently outstanding stock options granted to our officers, directors and employees under our employee stock option plan. Sales of substantial amounts of our common stock in the public market, or the perception that these sales might occur, could materially adversely affect the prevailing market price of our common stock and our ability to raise capital. We may need additional capital in the future, and we may issue additional securities in order to obtain capital. If we do issue additional securities in the future through one or more offerings, a substantially larger number of shares would be outstanding, which may dilute the ownership interest of our existing shareholders.
          The trading price of our common stock has been volatile, and its value may decline.
          The market price of shares of our common stock has been volatile. The price of our common stock may continue to fluctuate in response to a number of factors, such as:
•	developments and resolution of current litigation to which we are a party;

•	our cash resources and our ability to obtain additional funding;

•	announcements by us or our competitors of business development or exhibition projects;

•	our decision to enter into strategic business relationships;

•	changes in government regulations;

•	changes in our revenue or expense levels; and

•	negative reports on us by securities analysts.
          The occurrence of any of the above events may cause the price of our common stock to fall. In addition, the stock market in general and the market prices for other media or entertainment companies have experienced volatility that often has been unrelated to the operating performance or financial condition of such companies. Any broad market or industry fluctuations may adversely affect the trading price of our common stock, regardless of operating performance or prospects.
          Because we do not plan to pay dividends on our common stock, investors will only realize a gain on an investment in our common stock if such stock appreciates in value, which may never occur.
          We do not anticipate paying cash dividends to the holders of our common stock in the foreseeable future. Accordingly, investors in our common stock must rely upon subsequent sales after price appreciation as the sole method to realize a gain on an investment in our common stock. There are no assurances that the price of our common stock will ever appreciate in value. Investors seeking cash dividends should not buy our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          Except for historical facts, the statements in this prospectus are forward-looking statements. Forward-looking statements are merely our current predictions of future events. These statements are inherently uncertain, and actual events could differ materially from our predictions. Important factors that could cause actual events to vary from our predictions include those discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” We assume no obligation to update our forward-looking statements to reflect new information or developments. We urge readers to review carefully the risk factors described in this prospectus and the other documents that we file with the Securities and Exchange Commission. You can read these documents at www.sec.gov.
          We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to reflect any events or circumstances after the date of this prospectus or the date of any applicable prospectus supplement. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements made are reasonable, ultimately we may not achieve such plans, fulfill such intentions or meet such expectations.

USE OF PROCEEDS
          The selling shareholders are selling the shares of common stock covered by this prospectus. We will not receive any proceeds from sales of the common stock covered by this prospectus.
MARKET FOR OUR COMMON STOCK
AND RELATED SHAREHOLDER MATTERS
Market Information
          Our common stock is quoted on the NASDAQ Capital Market under the symbol “PRXI.” Prior to June 19, 2006, our common stock was quoted on the OTC Bulletin Board under the symbol “PXHB.OB.” Prior to October 14, 2004, when we conducted our business through our wholly-owned subsidiary, RMS Titanic, Inc., our common stock was quoted on the OTC Bulletin Board under the symbol “SOST.OB.”
          The following table provides the high and low closing prices for our common stock as reported on the NASDAQ Capital Market and the OTC Bulletin Board for the periods indicated. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and they may not represent actual transactions.
Closing Prices of Our Common Stock

Fiscal Year 2007 (NASDAQ)	High	Low
Second quarter ended August 31, 2006	$7.33	$4.63
First quarter ended May 31, 2006	5.57	3.90

Fiscal Year 2006 (OTC.BB)	High	Low
Fourth quarter ended February 28, 2006	$4.52	$3.51
Third quarter ended November 30, 2005	4.39	1.78
Second quarter ended August 31, 2005	2.05	1.50
First quarter ended May 31, 2005	2.39	1.14

Fiscal Year 2005 (OTC.BB)	High	Low
Fourth quarter ended February 28, 2005	$1.25	$0.57
Third quarter ended November 30, 2004	1.18	0.77
Second quarter ended August 31, 2004	1.48	1.02
First quarter ended May 31, 2004	2.48	0.97
Holders
          On August 31, 2006, the closing price of our common stock, as reported on the NASDAQ Capital Market, was $5.25 per share. On August 28, 2006, we had approximately 2,410 holders of record of our common stock. This number does not include shareholders for whom shares were held in a “nominee” or “street” name.
Dividends
          We have never declared or paid cash dividends on our capital stock, and we do not plan to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to finance our operations and future growth.

SELECTED FINANCIAL DATA
          You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.
          The statements of operations data for the years ended February 28(29) 2002, 2003, 2004, 2005 and 2006, and the balance sheet data at February 28(29) 2002, 2003, 2004, 2005 and 2006 have been derived from our financial statements that have been audited by independent certified public accountants. The financial statements as of February 28, 2006, February 28, 2005 and February 29, 2004, and for each of the three years in the period ended February 28, 2006 are included elsewhere in this prospectus.
          The statements of operations data for the three months ended May 31, 2005 and 2006, and our balance sheet data at May 31, 2006, are derived from our unaudited financial statements included elsewhere in this prospectus. In our opinion, the unaudited financial statements have been prepared on the same basis as our audited financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth in such financial statements.

	Year ended February 28 (29),					Three months ended May 31,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(In thousands, except per share and diluted weighted average shares)
Statement of Operations Data:

Revenue:
Continuing operations	$2,768	$2,861	$2,864	$6,857	$13,041	$2,532	$5,824
Discontinued operations	644	—	—	—	—	—	—

Net income (loss)
Continuing operations	(7,260)	(827)	(1,088)	(1,475)	4,948	455	1,074
Discounted operations	(168)	—	—	—	—	—	—
Gain on sale	644	—	—	—	—	—	—

Income (loss) per share (basic):
Continuing operations	(0.38)	(0.04)	(0.06)	(0.07)	0.21	0.02	0.04
Discontinued operations	0	0	0	0	0	0	0

Income (loss) per share (diluted):
Continuing operations	(0.38)	(0.04)	(0.06)	(0.07)	0.18	0.02	0.04
Discontinued operations	0	0	0	0	0	0	0

Diluted weighted average number of common shares outstanding	18,058,573	18,615,294	18,960,047	20,818,898	28,230,491	24,949,939	30,465,215

						At May
	At February 28 (29),					31, 2006
	2002	2003	2004	2005	2006	(unaudited)
	(In thousands)
Balance Sheet Data:
Total Assets	$8,839	$8,399	$7,253	$10,764	$22,970	$25,047
Long Term Obligations	—	—	—	—	—	—
Total Liabilities	1,497	1,849	1,249	3,085	2,688	3,018
Shareholders’ Equity	7,342	6,550	6,004	7,679	20,282	22,029

Selected Quarterly Financial Information
(unaudited) (In thousands, except per share data)

	Period
Fiscal Year 2007	ended	5/31/06

Revenue		$5,824
Expenses		3,693
Litigation Settlement		350	(1)
Net income (loss)		1,074
Net income (loss) per share
Basic		0.04
Diluted		0.04

	Period
Fiscal Year 2006	ended	5/31/05		8/31/05	11/30/05		2/28/06

Revenue		$2,532		$3,734	$2,772		$4,003
Expenses		2,063		2,197	2,852		3,287
Loss on sale of fixed assets		84	(2)	—	—		—
Other income		—		—	168	(3)	—
Net income (loss)		455		1,503	107		2,883
Net income (loss) per share
Basic		0.02		0.07	0.00		0.11
Diluted		0.02		0.06	0.00		0.10

	Period
Fiscal Year 2005	ended	5/31/04	8/31/04	11/30/04	2/28/05

Revenue		$391	$2,381	$2,432	$1,653
Expenses		1,263	2,232	2,178	2,259
Loss on sale of fixed assets		—	—	—	356 (4)
Net income (loss)		(875)	134	240	(974)
Net income (loss) per share
Basic		(.05)	.01	.01	(.04)
Diluted		(.05)	.01	.01	(.04)

(1)	During our quarter ended May 31, 2006, we recorded a $350,000 charge for the settlement of litigation related to commissions under an alleged agency agreement. This settlement was finalized subsequent to the quarter end and requires us to make five installment payments of $70,000 commencing June 2006 and every six months thereafter until June 2008.
(2)	During the year ended February 28, 2005, we sold the SV Explorer, a 178 foot- 1050 ton ship that was to be used in the expedition to the Titanic for $167,000 to Formaes ApS. Skelgaardsvej 10, DK-9340 Asss, a Danish company. This sale resulted in a total loss on the sale of fixed assets of $440,000. $84,000 of this loss was recorded during the quarter ended May 31, 2005.
(3)	On November 30, 2005, we sold a 3% ownership interest in the RMS Carpathia to Legal Access Technologies, Inc. for $500,000. In addition, we sold Legal Access Technologies a 25-year license to conduct joint expeditions with us to the wreck of the Carpathia for the purpose of exploring and salvaging the Carpathia for $200,000. Under the terms of this agreement, Legal Access Technologies was obligated to make a $100,000 payment to us on December 12, 2005 and to pay us the balance of $400,000 on February 15, 2006. In the event of default, we had the option to terminate this agreement. We reflected this transaction as a gain on the sale of the Carpathia interest of $459,000 during the quarter ended November 30, 2005. The payment obligations of Legal Access Technologies were secured by 1,400,000 shares of Legal Access Technologies’ common stock. Legal Access Technologies failed to make the second scheduled payment and, on April 3, 2006, we terminated our agreement with the Legal Access Technologies. In accordance with the agreement, we retained the Legal Access Technologies common stock securing the payment obligations of Legal Access Technologies. As a result of this default and our subsequent termination of the agreement, we reversed a gain of $459,000 net of the gain from the retention of the marketable securities of $168,000 that was previously recognized during our quarter ended November 30, 2005.
(4)	During the year ended February 28, 2005, we sold the SV Explorer, a 178 foot- 1050 ton ship that was to be used in the expedition to the Titanic for $167,000 to Formaes ApS. Skelgaardsvej 10, DK-9340 Asss, a Danish company. This sale resulted in a total loss on the sale of fixed assets of $440,000. $84,000 of this loss was recorded during the quarter ended May 31, 2005. The balance of $356,000 was recorded by us during the quarter ended February 28, 2005. See footnote 2 above.
          We have declared no cash dividends. Basic per share amounts exclude dilution and are computed using the weighted average number of common shares outstanding for the period. Unless the effects are anti-dilutive, diluted per share amounts reflect the potential reduction in earnings per share that could occur if equity based awards were exercised or converted into common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The discussion and analysis below should be read together with our financial statements and the notes related to those financial statements, as well as the other financial information included in this prospectus.
Introduction
     The following discussion provides information to assist in the understanding of our financial condition and results of operations, and should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere herein. This discussion and analysis addresses the following topics:
•	Overview of Our Business

•	Key Exhibitions

•	Results of Operations

•	Liquidity and Capital Resources

•	Off-Balance Sheet Arrangements

•	Critical Accounting Policies

•	Contractual Obligations

•	Related Parties

•	Recent Accounting Pronouncements
     Overview of Our Business
     We have been developing and touring museum quality exhibitions since 1993. We operate our business through our parent company, Premier Exhibitions, Inc. and our wholly-owned subsidiaries. Previously, we conducted our business through RMS Titanic, Inc., which is now our wholly-owned subsidiary. Presently our business consists of exhibitions based on the RMS Titanic and on human anatomy. We intend to present different exhibitions in the future, as well as additional exhibitions related to the Titanic and human anatomy.
     Effective on October 14, 2004, we reorganized into a holding company structure whereby we became the holding company of RMS Titanic, a wholly-owned subsidiary of ours which is the entity that conducts all of our Titanic expeditions. The reorganization was effected to generally provide for greater administrative and operational flexibilities and to broaden the alternatives available for future financings.
     The reorganization into a holding company structure was effected through the formation of Premier Exhibitions, Inc. as a wholly-owned subsidiary of RMS Titanic, Inc. and the formation of RMST MergerSub, Inc., a Florida corporation as a wholly-owned subsidiary of Premier Exhibitions, Inc. An agreement and plan of merger dated October 13, 2004 among RMS Titanic, Premier Exhibitions, and MergerSub provided for the merger of MergerSub with and into RMS Titanic, with RMS Titanic as the surviving corporation. As a result of the merger, RMS Titanic became a wholly-owned subsidiary of ours, and each outstanding share of common stock of RMS Titanic issued and outstanding immediately prior to the merger was converted into one share of our common stock. Also pursuant to the merger, each option to purchase RMS Titanic common stock was converted into an option to purchase, on the same terms and conditions, an identical number of shares of our common stock.

     As we continue to manage our own Titanic exhibitions directly, and with the expansion of our exhibitions to include anatomy-based exhibitions, we expect our operations to become more profitable. In addition, as we have been able to devote less time to litigation, we have been able to focus on opportunities for future growth of our business. We believe that we are a major exhibitor of premier exhibitions and we intend to continue to implement and expand upon our present strategy.
Key Exhibitions
     Titanic Exhibitions
     Historically we have derived most of our revenue from our Titanic exhibitions. Our wholly-owned subsidiary, RMS Titanic, Inc., operates our Titanic exhibitions. It is the only company permitted by law to recover objects from the wreck of the Titanic. The ocean liner Titanic sank approximately 400 miles off the southern coast of Newfoundland on April 15, 1912. The wreck lies 12,500 feet below the surface of the Atlantic Ocean. We have obtained oceanic material and scientific data available in various forms, including still photography, videotape and artifacts from the wreck site and are utilizing this data and the artifacts for historical verification, scientific education and public awareness. These activities generate revenue for us via ticket sales, third party licensing, sponsorship and merchandise sales for our multiple museum quality exhibitions that tour the world.
     Our Titanic exhibitions have been exhibited in more than forty venues throughout the world, including the United States, France, Greece, Japan, Switzerland, Chile, Argentina, China, England and other countries.
     “Bodies...The Exhibition” and “Bodies Revealed” Exhibitions
     We are using our experience in the exhibition business to conduct exhibitions not related to the Titanic. In March 2005, we acquired 100% of the membership interests in Exhibitions International, LLC, which enabled us to gain multi-year licenses and exhibition rights to multiple human anatomy exhibitions, each of which contains a collection of at least twenty whole human body specimens plus at least 150 single human organs and body parts. We are already in possession of six sets of medical specimens, one of which is known as “Bodies Revealed” and five of which are known as “Bodies...The Exhibition.” We acquired the rights to produce these exhibitions through separate exhibition agreements, each of which is for a five-year term and provides us with the right to extend for up to five additional years at our election.
     These specimens are assembled into anatomy-based exhibitions featuring preserved human bodies, and offer the public an opportunity to view the intricacies and complexities of the human body. The exhibitions include displays of dissected human bodies kept from decaying through a process called polymer preservation, also known as plastination. In essence, the bodies are drained of all fat and fluids, which are replaced with polymers such as silicone rubber, epoxy and polyester. This keeps the flesh from decaying and maintains its natural look. Skin from the bodies is removed, or partially removed, to reveal muscular, nervous, circulatory, reproductive or digestive systems. The full body specimens are complimented by presentation cases of related individual organs, both healthy and diseased, that provide a detailed look into the elements that comprise each system.
     “Bodies Revealed” debuted in August 2004 in Blackpool, England and was the first non-Titanic exhibition we produced. We expanded our human anatomy exhibition business by creating two additional exhibitions known as “Bodies...The Exhibition.” The first opened in Tampa, Florida in August 2005 and the second in New York City in November 2005.
     Co-Production Agreement
     In April 2005 we entered into an agreement with SAM Tour (USA), Inc. under which we agreed to work with SAM Tour to jointly produce human anatomy exhibitions. With SAM Tour, we will jointly present up to twelve human anatomy exhibitions entitled “Bodies... The Exhibition” and/or “Bodies Revealed.” With the limited exception of our human anatomy exhibition currently underway in London, England, the agreement stipulates mutual exclusivity. According to our agreement with SAM Tour, we are responsible for the design and installation of each exhibition, while SAM Tour is responsible for the marketing, promotion, publicity, advertising and operation of such exhibitions. SAM Tour finances the initial startup costs of each exhibition and we provide the exhibition expertise, exhibitry and specimens required for each exhibition. SAM Tour initially recoups its investment, which includes the initial startup costs, all marketing and operating costs, and a license fee paid to us. The profits from each exhibition are then split equally between SAM Tour and us until the parties earn certain agreed upon amounts. Thereafter, additional profits are calculated on a graduated scale with ratios that increasingly favor us.
Results of Operations
     The Quarter Ended May 31, 2006 Compared to the Quarter Ended May 31, 2005
     During the quarter ended May 31, 2006, our revenue increased approximately 130% to $5,824,000 as compared to $2,532,000 in the quarter ended May 31, 2005. This increase was primarily attributable to an increase in exhibition revenue of approximately 128% to $5,460,000 during the quarter ended May 31, 2006 as compared to $2,393,000 for the quarter ended May 31, 2005. This increase in exhibition revenue reflects our increase in the number of locations of directly managed Titanic Exhibitions to five from three in the prior year. In addition, our five operating “Bodies....The Exhibition” and one “Bodies Revealed” exhibitions contributed significant revenue for the quarter ended May 31, 2006. Our Titanic Exhibitions contributed approximately 30% of our revenue while our “Bodies....The Exhibition” and “Bodies Revealed” exhibitions contributed approximately 70% of our revenue during the quarter ended May 31, 2006.
     Merchandise and other revenue increased approximately 257% from $92,000 to $328,000, during the quarter ended May 31, 2005 as compared to the first quarter ended May 31, 2006. This increase is attributable to an increase in the number of locations of our Titanic exhibitions that have gift shops that sell our merchandise. Our sale of coal recovered from the Titanic decreased to $36,000 from $47,000, or approximately 23%, during the quarter ended May 31, 2006 as compared to the quarter ended May 31, 2005.
     We incurred exhibition costs of $1,105,000 and $796,000 for the first quarter ended May 31, 2006 and 2005, respectively. Titanic exhibition costs primarily relate to costs directly associated with presenting our exhibitions, usually at museum venues for which we incur costs for advertising, marketing, promotion and installation and de-installation of exhibitry and artifacts. Exhibition costs related to our anatomical exhibitions primarily consist of the rental costs of the specimens. Exhibition costs as a percentage of exhibition revenues were 20% and 33%, respectively, for the quarter ended May 31, 2006 and 2005. We had an increase in exhibition costs during the quarter ended May 31, 2006 primarily as a result of our anatomical exhibits for which we incur rental costs for the specimens in each exhibition.
     During the quarter ended May 31, 2006, our gross profit increased approximately 167% to $4,659,000 as compared to $1,717,000 in the quarter ended May 31, 2005. Gross Profit was 80% and 68% of revenue for the quarters ended May 31, 2006 and 2005, respectively. This change was principally attributable to an increase in the number of our highly profitable anatomical exhibitions during the quarter ended May 31, 2006 to five from one in the quarter ended May 31, 2005 as well as our increase in the number of locations of directly managed Titanic Exhibitions to five from three in the prior year period.
     Our general and administrative expenses increased to $2,198,000 from $1,091,000, or approximately 102%, during the quarter ended May 31, 2006 as compared to the quarter ended May 31, 2005. This increase is primarily attributable to increased personnel necessary to organize, administer, and manage our exhibitions. We also recorded additional non-cash charges for the fair value of employee options and consultant warrants granted during the year ended February 28, 2006. We fully charge our operations for employee stock options issued in the year such options are granted, subject to vesting schedules.
     Our depreciation and amortization expenses increased $256,000 or 346% to $330,000 during the quarter ended May 31, 2006 as compared to $74,000 for the quarter ended May 31, 2005. This increase primarily reflects additional investments made in fixed assets for our exhibitions. In addition, there was an increase in amortization expense associated with amortization of exhibition licenses of $172,000.

     We realized income from operations of $1,781,000 during the quarter ended May 31, 2006 as compared to income of $468,000 from operations in the same prior year period. We attribute this increase in income from operations to the increase in the number of ongoing Titanic exhibitions and a higher contribution from our exhibitions, “Bodies Revealed” and “Bodies...The Exhibition” exhibitions.
     Interest income of $32,000 was primarily associated with interest earned on our bank cash balances during the quarter ended May 31, 2006. We incurred interest expense of $34,000 and $17,000 for the quarters ended May 31, 2006 and 2005. Interest expense primarily pertains to interest payments made by us under a shareholder loan of $500,000 that we incurred in 2004 in anticipation of our capital needs as we transitioned to the direct management of our exhibitions. This loan was paid off during April 2006.
     We realized net income before provision for income taxes of $1,790,000 for the quarter ended May 31, 2006 as compared to net income of $455,000 in the same prior year period. Our provision for income taxes was $716,000 or 40% for the quarter ended May 31, 2006. We did not have any provision for income taxes during the quarter ended May 31, 2005. We realized net income of $1,074,000 during the quarter ended May 31, 2006 as compared to net income of $455,000 in the same prior year period.
     Basic income per common share for each of the quarters ended May 31, 2006 and 2005 was $0.04 and $0.02, respectively. The basic weighted average shares outstanding for each of the quarters ended May 31, 2006 and 2005 was 26,344,856 and 22,299,939, respectively. Diluted income per common share for each of the quarters ended May 31, 2006 and 2005 was $0.04 and $0.02, respectively. The diluted weighted average shares outstanding for the quarters ended May 31, 2006 and 2005 was 30,465,215 and 24,949,939, respectively.
     Year Ended February 28, 2006 as Compared to Year Ended February 28, 2005
     During the fiscal year ended February 28, 2006, our revenue increased approximately 90% to $13,041,000, as compared to $6,857,000 for the year ended February 28, 2005. This increase was chiefly due to increases in exhibition revenue of approximately 93% to $12,217,000 during the year ended February 28, 2006, as compared to $6,320,000 for the year ended February 28, 2005. The increase in revenue for fiscal 2006 reflects both the increase in the number of locations of Titanic exhibitions directly managed by us and the contributions of our “Bodies...The Exhibition” and “Bodies Revealed” exhibitions.
     We began directly managing our Titanic exhibitions during the first quarter of the fiscal year ended February 28, 2005. In our fiscal year ended February 28, 2005, we had five titanic exhibition locations compared to ten locations in our fiscal year ended February 28, 2006. This increase in the quantity of directly managed titanic exhibitions contributed approximately $1,000,000 during the fiscal year ended February 28, 2006.
     Our “Bodies...The Exhibition” and “Bodies Revealed” exhibitions contributed additional revenue for the year ended February 28, 2006 of approximately $4,800,000. There was no material contribution from our “Bodies...The Exhibition” and “Bodies Revealed” exhibitions during our fiscal year ended February 28, 2005.
     Our Titanic exhibitions contributed approximately 60% of our exhibition revenue while our “Bodies....The Exhibition” and “Bodies Revealed” exhibitions contributed approximately 40% of our exhibition revenue during the year ended February 28, 2006. Approximately 95% of our exhibition revenue in the year ended February 28, 2005 was contributed by our Titanic exhibitions.
     Merchandise and other revenue increased approximately 42% from $507,000 to $722,000 during the year ended February 28, 2005, as compared to the year ended February 28, 2006. This increase is attributable to an increase in the number of locations of our Titanic exhibitions that have gift shops that sell our merchandise.
     Our sale of coal recovered from the Titanic increased to $102,000 from $30,000, or approximately 240% during the year ended February 28, 2006 as compared to the year ended February 28, 2005. This increase is attributed to higher exhibit sales of coal. Coal-related jewelry is included in general merchandise sales.
     We incurred exhibition costs of $2,672,000 and $2,891,000, respectively, for the year ended February 28, 2006 and 2005. Exhibition costs are reflective of us conducting our own exhibitions, usually presented at museum venues for which we incur costs for advertising, marketing, promotion and installation and de-installation of exhibitry and artifacts. Prior to our fiscal year ended February 28, 2005, those costs were borne by our licensee that conducted our Titanic exhibitions. Exhibition costs related to our anatomical exhibitions consist of the rental costs of the specimens. Exhibition costs as a percentage of exhibition revenues were 22% and 46%, respectively, for the year ended February 28, 2006 and 2005.
     During the year ended February 28, 2006, our gross profit increased approximately 177% to $10,257,000, as compared to $3,700,000 in the year ended February 28, 2005. Gross profit was 79% and 54% of revenue for the years ended February 28, 2006 and 2005, respectively. This change was principally attributable to an increase in the number locations of Titanic exhibitions directly managed by us to ten from five in the prior year as well as to contributions from our anatomical exhibitions during the year ended February 28, 2006.
     Our general and administrative expenses increased to $6,620,000 during the year ended February 28, 2006, as compared to $4,397,000 for the year ended February 28, 2005. This 51% increase is attributable to increased personnel necessary to organize, administer and manage our exhibitions. We also recorded additional non-cash charges for the fair value of employee options and consultant warrants granted during the year ended February 28, 2006. We have elected to fully charge our operations for employee stock options issued in the year such options are granted.

     Our depreciation and amortization expenses increased $533,000 or 141% to $911,000 during the year ended February 28, 2006, as compared to $378,000 for the year ended February 28, 2005. The increase primarily reflects additional investments made in fixed assets for our exhibitions. In addition, in the year ended February 28, 2006, there was an increase in amortization expense associated with the amortization of exhibition licenses of $516,000, which was not present in the year ended February 28, 2005.
     During the year ended February 28, 2005, we sold the SV Explorer, a 178 foot- 1050 ton ship that was to be used in the expedition to the Titanic for $167,000 to Formaes ApS. Skelgaardsvej 10, DK-9340 Asss, a Denmark company which resulted in a loss on the sale of fixed assets of $356,000 and $84,000 during the years ended February 28, 2005 and 2006, respectively.
     We realized income of $2,642,000 from operations during the year ended February 28, 2006, as compared to a loss of $1,431,000 from operations in year ended February 28, 2005. We attribute this increase in income from operations to higher revenues we generated by conducting our own exhibitions, despite related increases in general and administrative expenses, as well as to revenue contributions from our newest exhibitions, “Bodies Revealed” and “Bodies...The Exhibition.”
     We incurred interest income of $85,000 and $2,000 for the year ended February 28, 2006 and 2005, respectively. We incurred interest expense of $47,000 and $46,000 for the year ended February 28, 2006 and 2005, respectively. Interest expense during the year ended February 28, 2006 and 2005 primarily pertains to a shareholder loan of $500,000 that was made in 2004 in anticipation of our capital needs as we transitioned to the direct management of our exhibitions.
     As a result of the default by Legal Access Technologies, Inc. and our subsequent termination of the agreement relating to the sale of the Carpathia interest, we retained marketable securities of $168,000 which is reflected as other income during the year ended February 28, 2006.
     We recorded an income tax benefit of $2,100,000 during the year ended February 28, 2006 relating to the realizability of our net operating loss carryforwards during our current year. We realized net income of $4,948,000 for the year ended February 28, 2006 as compared to a net loss of $1,475,000 in the same prior year period. Basic income (loss) per common share for the years ended February 28, 2006 and 2005 was $0.21 and ($0.07), respectively. The basic weighted average shares outstanding for the years ended February 28, 2006 and 2005 was 24,081,186 and 20,818,898, respectively. Diluted income (loss) per common share for the years ended February 28, 2006 and 2005 was $0.18 and ($0.07), respectively. The diluted weighted average shares outstanding for the years ended February 28, 2006 and 2005 was 28,230,491 and 20,818,898, respectively.
     Year Ended February 28, 2005 as Compared To Year Ended February 29, 2004
     During our fiscal year ended February 28, 2005, our revenues increased to $6,857,000 from $2,864,000 in our fiscal year ended February 29, 2004, which we refer to as fiscal year 2004 throughout this prospectus. This increase of approximately 139% is primarily a result of an increase of $3,643,000 in our exhibition revenues. We believe that these significant increases in revenues reflect the commencement of our direct management of our Titanic exhibitions, which began during the first quarter of fiscal year 2005.
     Merchandise and other revenue increased approximately 326% from $119,000 to $507,000, during the fiscal year 2005 as compared to the fiscal year 2004. These increases are attributable to higher sales of Titanic merchandise sold separately from the exhibitions during fiscal year 2005. Our revenue from the sale of coal-related items decreased from $68,000 to $30,000 or approximately 56% during the 2005 fiscal year as compared to the 2004 fiscal year. This decrease is attributable to lower exhibit sales of coal sold separately. Coal-related jewelry is included in general merchandise sales.
     The cost of sales of merchandise sold increased 134% to $257,000 from $110,000 in fiscal year 2005 as compared to fiscal year 2004. This increase was the result of higher revenues of merchandise during the 2005 fiscal year.

     We incurred exhibition costs of $2,891,000 for the fiscal year 2005 as we began to conduct our own exhibitions with museum venues and thereby incur costs for advertising, marketing and promotion, as well as installation and de-installation of exhibitry and artifacts. There were no similar costs incurred in fiscal year 2004 as those costs were borne by our licensee who conducted our Titanic exhibitions.
     During the year ended February 28, 2005, our gross profit increased approximately 2,309% to $3,157,000, as compared to $131,000 in the year ended February 29, 2004. Gross profit was 46% and 5% of revenue for the years ended February 28 (29), 2005 and 2004, respectively. This significant change was primarily the result of us managing our own Titanic exhibitions during the year ended February 28, 2005. Previously, a licensee managed our Titanic exhibitions.
     Our general and administrative expenses increased $995,000, or approximately 29%, from $3,402,000 in fiscal year 2004 to $4,397,000 in fiscal year 2005. During fiscal year 2005, we hired personnel to organize, administer, and manage our exhibitions. Increases in expenses for legal, insurance, conservation and occupancy for fiscal year 2005 represented the largest portion of the remaining increase in general and administrative expenses.
     Our depreciation and amortization expenses increased to $378,000 from $253,000, or 49%, during fiscal year 2005 as compared to fiscal year 2004. These increases primarily reflect the acquisition of fixed assets during fiscal year 2005, including the five sets of exhibition exhibitry acquired from our former licensee, as well as additional investments made in fixed assets for our exhibitions.
     During the year ended February 28, 2005, we sold the SV Explorer, a 178 foot- 1050 ton ship that was to be used in the expedition to the Titanic for $167,000 to Formaes ApS. Skelgaardsvej 10, DK-9340 Asss, a Denmark company which resulted in a loss on the sale of fixed assets of $356,000 during the year ended February 28, 2005.
     Our loss from operations increased to $1,431,000 in fiscal year 2005 as compared to $1,097,000 in fiscal year 2004, an increase of approximately 30%. This increase in operating loss is primarily attributable to the losses incurred from our transition from being a licensor of Titanic artifacts to a direct operator of Titanic exhibitions. In addition, we incurred a substantial loss on the sale of fixed assets of $356,000 during the fiscal year ended February 28, 2005 which contributed to our operating loss.
     Interest income for fiscal year 2005 amounted to $2,000 as compared to $9,000 in the prior fiscal year. This decrease in interest income is a consequence of maintaining lower cash balances and the minimal interest earned on our bank accounts. We incurred interest expense of $46,000 for fiscal year 2005 on a shareholder loan of $500,000 that was made in anticipation of our capital needs during our transition to the direct management of our exhibitions. There was no interest expense incurred during fiscal year 2004, as we had no debt.
     Our loss from continuing operations before provision for income taxes was $1,475,000 in fiscal year 2005 as compared to a loss from continuing operations before taxes of $1,088,000 in fiscal year 2004. There was no provision for income taxes in either fiscal year. We incurred a loss of $(.07) per share for fiscal year 2005, compared to a loss of $(.06) per share for fiscal year 2004. The weighted average common shares outstanding were 20,818,898 and 18,960,047 for fiscal years 2005 and 2004, respectively.

Liquidity and Capital Resources
     Net cash used by operating activities was $905,000 for the quarter ended May 31, 2006, as compared to net cash provided by operating activities of $1,012,000 in the quarter ended May 31, 2005. This decrease is primarily the result of an increase of in accounts receivable due from our co-production partner of approximately $3,100,000 as a result of the recent opening of several anatomical exhibits during our quarter ended May 31, 2006. We expect to collect the majority of this receivable balance due from our co-production partner during the quarter ended August 31, 2006.
     In the year ended February 28, 2006, net cash provided by operating activities was $2,130,000 resulting from net income of $4,948,000, which was adjusted by $911,000 for depreciation and amortization, $1,285,000 for non-cash common stock and warrants for issued for services, an increase in deferred income tax assets of $2,100,000, and an increase in prepaid expenses and other current assets of $2,053,000 related to reimbursable expenses primarily from our co-production partner and prepaid lease payments for our anatomical specimens.
     In the year ended February 28, 2005, net cash provided by operating activities was $827,500 resulting from a net loss of $1,475,000, which was adjusted by $378,000 for depreciation and amortization, $1,569,000 for non-cash common stock exchanged for options, an increase in accounts receivables of $704,000, and an increase in prepaid expenses and other current assets of $1,031,500 primarily related to prepaid services. In addition, our deferred revenue increased $1,000,000 related to unearned license fees on our Titanic exhibitions.
     In the year ended February 29, 2004, net cash used by operating activities was $924,500 resulting from a net loss of $1,088,000, which was adjusted by $253,000 for depreciation and amortization, $434,000 for non-cash compensatory stock options, an increase in accounts receivables of $225,000, an decrease in prepaid and refundable income taxes of $290,000, and an increase in other assets of $715,000. In addition, our deferred revenue decreased $735,000 related to the earning of license fees on our Titanic exhibitions.
     The following table sets forth our working capital (current assets less current liabilities) balances and our current ratio (current assets/current liabilities) at the dates indicated:

	As of February 28 (29),			May 31,
(in thousands)	2004	2005	2006	2006
Working Capital	$13	$857	$7,054	$8,798
Current Ratio	1.01	1.28	3.62	3.92

     Our net working capital increased by $1,744,000 at May 31, 2006, as compared to February 28, 2006. This increase is primarily the result of an increase of in accounts receivables of $2,974,000 resulting from increased revenues from our anatomical exhibitions which opened during our quarter ended May 31, 2006. As a result, our cash and cash equivalents decreased $1,664,000 at May 31, 2006 as compared to February 28, 2006. Our prepaid expenses and other current assets increased by $806,000, primarily as a result of an increase in reimbursable expenses for exhibitions, again attributable to new openings of our anatomical exhibitions. As a result, our current ratio increased from 3.62 to 3.92 from February 28, 2006 to May 31, 2006, respectively.
     Our net working capital increased by $6,197,000 at February 28, 2006, as compared to February 28, 2005. The increase in net working capital for fiscal 2006 was primarily due to an increase in cash of $2,871,000 as a result of the completion of a private placement in October 2005, as discussed below. In addition, our prepaid expenses and other current assets increased $2,053,000 as a result of an increase in prepaid specimen lease payments and increases in our reimbursable expenses primarily associated with our anatomical exhibitions. As a result, our current ratio increased from 1.28 to 2.62 from the year ended February 28, 2005 to 2006, respectively.
     Our net working capital increased by $844,000 at February 28, 2005, as compared to February 29, 2004. The increase in net working capital for fiscal 2005 was primarily due to an increase in cash and cash equivalents of $711,000, an increase of accounts receivable of $704,000, and an increase of prepaid expenses and other current assets of $1,264,000 primarily as a result of an increase in prepaid services. In addition our current liabilities increased at February 28, 2005, as compared to February 29, 2004, primarily from an increase in deferred revenue of $1,000,000 and a shareholder note payable of $425,000. Our current ratio increased from 1.01 to 1.28 from the year ended February 28, 2004 to 2005, respectively.
     For the quarter ended May 31, 2006, the total cash used in investing activities was $1,070,000, which was the result of our purchases of property and equipment for $1,070,000. This increase in purchases of property and equipment primarily consisted of the purchase of additional exhibitry for our “Bodies...Revealed” and “Bodies...The Exhibition” exhibitions. Capital expenditures in our fiscal years ended February 28 (29), 2004, 2005 and 2006 were $21,000, $964,000, and 1,774,000, respectively. 2005 and 2006 capital expenditures primarily consisted of exhibition exhibitry. Capital expenditures, primarily for additional exhibitry for our exhibitions, are expected to aggregate approximately $2,500,000 during the year ending February 28, 2007.
     For the quarter ended May 31, 2006, cash provided by financing activities was $305,000 and included repaying the entire outstanding balance due on our shareholder loan in the amount of approximately $333,000, as well as borrowings on our credit facility of approximately $334,000. We also received approximately $296,000 in cash from the exercise of options and warrants during the quarter ended May 31, 2006. Our credit facility was repaid in full in July 2006, and as of August 31, 2006 there is no outstanding balance on this facility.
     Our shareholders’ equity was $22,029,000 at May 31, 2006, as compared with $20,282,000 at February 28, 2006.
     On June 30, 2006, we finalized a $2,500,000 revolving line of credit facility with Bank of America, N.A. The credit facility replaced our prior $750,000 revolving line of credit facility with Bank of America. The new credit facility allows us to make revolving borrowings of up to $2,500,000 during its term. Interest under the credit facility is calculated from the date of each advance by Bank of America to us and is equal to Bank of America’s prime rate. Under the credit facility, we must make interest only payments monthly, and the outstanding principal amount plus all accrued but unpaid interest is payable in full at the expiration of the credit facility on June 27, 2007. The credit facility requires us to maintain, on a consolidated basis, a debt service coverage ratio of at least 2.5 to 1.0 and a ratio of current assets to current liabilities of at least 3.0 to 1.0. The credit facility is secured by all of our property and contains customary representations, warranties and covenants. On April 26, 2006, we borrowed $334,000 under the credit facility to repay the remaining principal on our shareholder loan which was paid off in July 2006.
     We entered into the Bank of America credit facility in order to help finance the expansion of our exhibition business. As of August 31, 2006, there was no balance on the credit facility.
     The lease for our principal executive offices was amended for a third time on May 1, 2006, when the leased space was increased to approximately 10,000 square feet. The amended lease provides for base annual lease payments of approximately $199,000 with a 2.5% annual adjustment. The third amended lease, which increased our office space by 3,563 square feet, requires us to pay an additional total of approximately $368,000 over the four-year duration of the lease.
     During the year ended February 28, 2006, we received approximately $166,000 for the exercise of 224,000 warrants and options at exercise prices of $.32 per share to $1.50 per share.
     In the fiscal year ended February 28, 2005, we received a shareholder loan of $500,000 that provided funding to assist us in our transition to directly managing our own exhibitions. This shareholder loan was unsecured and had a five-year term with interest at six percent over the prime rate and required quarterly payments of interest and principal. We repaid this loan in April 2006.
     In October 2005, we completed a private placement of our securities, in which we raised $4,968,477 by selling units consisting of shares of common stock and warrants to purchase shares of common stock. Each unit consisted of 20,000 shares of common stock at a price of $1.67 per share and a five-year warrant to purchase 13,320 shares of common stock at an exercise price of $2.50 per share. On a fully-diluted basis, the units sold in the October 2005 private placement represented a total of 4,956,577 shares of our common stock. This total consists of 2,975,136 shares of common stock and warrants to purchase up to 1,981,441 shares of common stock. The warrants provide for customary anti-dilution adjustments in the event of stock splits, stock dividends, and recapitalizations. The warrants do not confer any voting rights or any other shareholder rights. The proceeds of this private placement are being used for general working capital purposes.
     For the year ended February 28, 2005, cash provided by financing activities was $1,703,000, which included a private placement of securities in August 2004 and a loan provided by two shareholders. In August 2004, we closed a private placement in which we sold 1,469,927 shares of common stock and warrants to purchase 441,003 shares of common stock for aggregate consideration of $1,514,000. The net proceeds of this private placement were $1,278,000 after fees, expenses and other costs. In connection with this private placement, we also issued warrants to purchase 293,985 shares of common stock to our placement agent. All of the warrants issued in the private placement are exercisable over a five-year term at an exercise price of $1.50 per share. This private placement was used to supplement our working capital needs.
     We conducted our seventh research and recovery expedition to the Titanic wreck site in fiscal year 2005. During fiscal year 2005, we spent $879,000 on this expedition and accounted for it as a cost of our salvor-in-possession right.
     In order to protect our salvor-in-possession status and to prevent third parties from salvaging the Titanic wreck and wreck site, or interfering with our rights and ability to salvage the wreck and wreck site, we may have to commence judicial proceedings against third parties. Such proceedings could be expensive and time-consuming. Additionally, in order to maintain our salvor-in-possession status we are required to maintain a reasonable presence over the wreck, which is why we accounted for the $879,000 spent on our fiscal year 2005 expedition to the Titanic wreck site as a cost of our salvor-in-possession right. We may be required to incur the costs for future expeditions so as to maintain our salvor-in-possession status. Our ability to undertake future expeditions may be dependent upon the availability of financing. No assurances can be given that any financing will be available on satisfactory terms, if at all, as further discussed in this prospectus under “Risk Factors.”

Contractual Obligations
     We have a non-cancelable operating lease for the rental of each set of the specimens used in our anatomical exhibitions. The leases are payable quarterly for a term of five years with five annual options to extend.
     We have non-cancelable operating leases for office space. The leases are subject to escalation for our pro rata share of increases in real estate taxes and operating costs. During fiscal year 2005, we entered into another non-cancelable operating lease for warehouse space through December 31, 2007.
     The lease for our principal executive offices was amended a second time on November 8, 2005 when the leased space was increased to approximately 6,000 square feet. The amended lease provides for base annual lease payments of $110,591 with a 2.5% annual adjustment. The second amended lease, which increased our office space by over 1,800 square feet, requires us to pay an additional total of $71,242 over the duration of the lease.
     The following table illustrates our contractual obligations and commitments as of February 28, 2006:

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Specimen fixed rentals	$23,000,000	$4,000,000	$10,000,000	$9,000,000	—
Real estate operating lease	881,000	306,000	575,000	—	—
Contractual commitment — Clear Channel Entertainment, Inc.	500,000	500,000	—	—	—
Note payable — SAM Tour (USA), Inc.	500,000	500,000	—	—	—
Note payable – shareholder *	350,000	350,000	—	—	—
Total	$25,231,000	$5,656,000	$10,575,000	$9,000,000	—

*	Repaid in full during the quarter ended May 31, 2006.
     On October 1, 2005, we entered into two three-year consulting agreements for investor relations services with a firm and an individual that require us to pay aggregate monthly cash consulting fees of $52,250 in October 2005, November 2005 and December 2005. Thereafter, consulting fees are $22,550 per month during the first year and reduce to $13,300 for the remaining term. These agreements also require us to issue 350,000 shares of common stock and 250,000 five-year warrants to purchase our common stock at an exercise price of $2.00 per share. The fair value of the warrants is estimated on the date of grant using the Black-Scholes option-pricing model and is being amortized over the three-year agreement term. We recorded $173,273 in consulting expense related to these two agreements during the year ended February 28, 2006. The common stock has not been issued at May 31, 2006, and is recorded as a common stock payable in our financial statements. The common stock and the common stock underlying the warrants have “piggyback” registration rights.

     On November 30, 2005, we sold a 3% ownership interest in the RMS Carpathia to Legal Access Technologies, Inc. for $500,000. In addition, we sold Legal Access Technologies a twenty-five year license to conduct joint expeditions with us to the RMS Carpathia for the purpose of exploring and salvaging the RMS Carpathia for $200,000. Under the terms of this agreement, Legal Access Technologies, Inc. was obligated to make payments under a payment schedule of $100,000 on December 12, 2005 and the balance of $400,000 on February 15, 2006. In the event of default, we had the sole and exclusive option to terminate the agreement. We reflected this transaction as a gain on the sale of the Carpathia interest of $459,000 during the quarter ended November 30, 2005. Pursuant to the terms of the agreement Legal Access Technologies, Inc. was obligated to make the following scheduled payments to us: (i) $100,000 on December 12, 2005; and (ii) $400,000 on February 15, 2006. The $100,000 payment was collateralized with 1,400,000 shares of Legal Access Technologies, Inc.’s common stock, which satisfied its obligation to make the first payment. Legal Access Technologies, Inc. failed to make the second scheduled payment and, on April 3, 2006, we terminated our agreement with Legal Access Technologies, Inc. In accordance with the agreement, we retained the collateral in the form of Legal Access Technologies, Inc.’s common stock. As a result of this default and our subsequent termination of the agreement, we reversed the gain of $459,000 net of the gain from the retention of the marketable securities of $168,000 that was recognized during our quarter ended November 30, 2005.
Off-Balance Sheet Arrangements
     We have no off-balance sheet financial arrangements.
Critical Accounting Policies
     We have identified the policies below as critical to our business operations and the understanding of our results of operations. In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
     Our critical accounting policies are as follows:
•	Revenue recognition;

•	Accounts receivables;

•	Accounting for income taxes;

•	Legal contingencies;

•	Property and equipment;

•	Impairment of long-lived and intangible assets; and

•	Capitalizing exhibition license costs.

     Revenue Recognition
     Exhibition Revenue. We recognize exhibition revenue for our Titanic and anatomical specimen exhibitions when earned and reasonably estimable. Our exhibition agreements may have a fixed fee, may be based on a percentage of revenue, or a combination of the two. A variable fee arrangement may include a nonrefundable or recoupable guarantee paid in advance or over the exhibition period. The following are the conditions that must be met in order to recognize revenue:
•	persuasive evidence of an exhibition arrangement with a customer exists;

•	the exhibit is complete and, in accordance with the terms of the arrangement, has been delivered;

•	the exhibition period of the arrangement has begun and/or the customer can begin its exploitation, exhibition or sale;

•	the arrangement fee is fixed or determinable; and

•	collection of the arrangement fee is reasonably assured.
     Our revenue may be predicated on a percentage or share of our customers’ revenue from our exhibitions. Our percentage of the ticket sales, for these exhibitions, as well as merchandise sales, are recognized at point of sale. Advance ticket sales are recorded as deferred revenue pending the “event date” on the ticket.
     In exhibition arrangements that have a variable fee structure, a customer or our co-production partner may guarantee to pay us a nonrefundable minimum amount that is to be applied against variable fees. We record this non-refundable guarantee as deferred revenue until all the conditions of revenue recognition have been met.
     Our customers and co-production partners provide us with gross receipt information, marketing costs, promotional costs, and any other fees and expenses. We utilize this information to determine our portion of the revenue by applying the contractual provisions included in our arrangements with our customers and co-production partners. The amount of revenue recognized in any given quarter or quarters from all of our exhibitions depends on the timing, accuracy, and sufficiency of information we receive from our customers and co-production partners to determine revenues and associated gross profits.
     Audio Tour Revenue. Revenue derived from equipping and operating an audio tour is recognized upon customer purchase of the audio tour.
     Merchandise Revenue. Revenue collected by third-party vendors with respect to the sale of exhibit-related merchandise is recorded when the merchandise is shipped to the third-party vendor. Revenue from our sale of coal recovered from the Titanic wreck site is recognized at the date of shipment to customers. Recovery costs attributable to the coal are charged to operations as revenue from coal sales are recognized.
     Sponsorship Revenue. Revenue from corporate sponsors of an exhibition are generally recognized over the period of the applicable agreements commencing with the opening of the related attraction. Revenue from the granting of sponsorship rights related to our Titanic expeditions is recognized at the completion of the expedition.
     Licensing Revenue. Revenue from the licensing of the production and exploitation of audio and visual recordings by third parties, related to our Titanic expeditions, is recognized at the time that the expedition and dive takes place. Revenue from the licensing of still photographs and video is recognized at the time the rights are granted to the licensee.

     Accounts Receivable
     Accounts receivable are customer obligations due under normal trade terms. We regularly evaluate the need for an allowance for uncollectible accounts by taking into consideration factors such as the type of client (e.g., governmental agencies or private sector), trends in actual and forecasted credit quality of the client, including delinquency and late payment history; and current economic conditions that may affect a client’s ability to pay. In certain circumstances and depending on customer creditworthiness we may require a bank letter of credit to guarantee the collection of our receivables. Our allowance for bad debt is determined based on a percentage of aged receivables.
     Accounting for Income Taxes
     As part of the process of preparing our consolidated financial statements we are required to estimate our Federal income taxes as well as income taxes in each of the states in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences could result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not probable, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense in the tax provision in the statement of operations.
     Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.
     Legal Contingencies
     We are currently involved in certain legal proceedings, as discussed in this prospectus under the heading “Legal Proceedings.” To the extent that a loss related to a contingency is reasonably estimable and probable, we accrue an estimate of that loss. Because of the uncertainties related to both the amount and range of loss on certain pending litigation, we may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome of such litigation. As additional information becomes available, we will assess the potential liability related to our pending litigation and make or, if necessary, revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.
     Property and Equipment
     Property and equipment are stated at cost. Expenditures for major renewals and improvements are capitalized while expenditures for maintenance and repairs not expected to extend the life of an asset beyond its normal useful life are charged to expense when incurred. Equipment is depreciated over the estimated useful lives of the assets under the straight-line method of depreciation for financial reporting purposes and both straight-line and other methods for tax purposes.
     Impairment of Long-Lived Assets and Other Intangibles
     In the event that facts and circumstances indicate that the carrying value of long-lived assets, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the assets carrying amount to determine if a write down to market value or discounted cash flows is required.
     Artifacts recovered in the 1987 Titanic expedition are carried at the lower of cost of recovery or net realizable value (“NRV”). The government of France granted us ownership of these artifacts. The costs of recovery are the direct costs of chartering of vessels and related crews and equipment required to complete the dive operations for that expedition.

     To ascertain that the aggregate NRV of the artifacts exceeds the direct costs of recovery of such artifacts, we evaluate various evidential matters. Such evidential matters include documented sales and offerings of Titanic-related memorabilia, insurance coverage obtained in connection with the potential theft, damage or destruction of all or part of the artifacts and other evidential matter regarding the public interest in the Titanic.
     At each balance sheet date, we evaluate the period of amortization of intangible assets. The factors used in evaluating the period of amortization include: (i) current operating results, (ii) projected future operating results, and (iii) other material factors that affect the continuity of the business.
     We amortize our exhibition licenses on a straight-line basis over a five year term commencing on the effective date of the exhibition license or right in accordance with the term of the licensing arrangement.
     Accounting Policy for Capitalizing Exhibition License Costs
     Exhibition licenses represent exclusive rights to exhibit certain anatomical specimens and organs paid for the use of the licensor’s technology, documentation, and know-how with respect to the plastination of human body specimens and organs. Depending upon the agreement with the rights holder, we may obtain the rights to use anatomical specimens and organs in multiple exhibitions over multiple years.
     We evaluate the future recoverability of capitalized exhibition licenses on a quarterly basis or when events or circumstances indicate the capitalized license may not be recoverable. The recoverability of capitalized exhibition license costs is evaluated based on the expected performance of the exhibitions in which the anatomical specimens and organs are to be used. As our exhibition licenses extend for multiple exhibitions over multiple years, we also assess the recoverability of capitalized exhibition license costs based on certain qualitative factors such as the success of other exhibitions utilizing anatomical specimens and whether there are any anatomical specimen-related exhibitions planned for the future. We will expense exhibition license costs when we believe such amounts are not recoverable. Capitalized exhibition license costs for those exhibitions that are cancelled are charged to expense in the period of cancellation.
     Commencing upon the related exhibition’s debut, capitalized exhibition license costs are amortized under the contract terms. As exhibition license contracts may extend for multiple years, the amortization of capitalized exhibition license costs relating to such contracts may extend beyond one year. For exhibitions that have been opened, we evaluate the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual exhibition performance.
     Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected exhibition performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If actual exhibition revenues to date, combined with currently forecast future exhibition revenues, are less than the revenue required to amortize the remaining licensing costs an impairment charge could result. Additionally, as noted above, as many of exhibition licenses extend for multiple products over multiple years, we also assess the recoverability of exhibition license costs based on certain qualitative factors such as the success of other exhibitions utilizing anatomical specimens, whether there are any anatomical specimen-related exhibitions planned for the future. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.
Recent Accounting Pronouncements
     In November 2004, the Financial Accounting Standard Board (the “FASB”), issued SFAS No. 151, “Inventory Costs: an amendment of APB No. 43, Chapter 4”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the provisions of SFAS No. 151, will have a material impact on our financial position or results of operations.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” which amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions”. SFAS No. 153 amends APB No. 29 to eliminate the fair-value exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for nonmonetary exchanges that do not have commercial substance. It is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement is not anticipated to have a material impact on our financial position or results of operations.
     In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”), which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”) and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. We were required to adopt FAS 123R by March 1, 2006. Under FAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. We early adopted the fair value recognition provisions of FAS 123R, using the modified prospective transition method requiring us to recognize expense related to the fair value of our stock-based compensation awards during fiscal year 2005. Our adoption of FAS 123(R) did not have a material impact on our financial position or results of operations.
     In November 2005, the FASB issued FASB Staff Position No. FAS 123R, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards,” which provides an alternative transition method to establish the beginning balance of the additional paid-in capital pool (the “APIC pool”) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of FAS 123R.
     In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment. SAB No. 107 provides guidance regarding the interaction between FAS 123R and certain SEC rules and regulations, including guidance related to valuation methods; the classifications of compensation expense; non-GAAP financial measures; the accounting for income tax effects of share-based payment arrangements; disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations subsequent to the adoption of FAS 123R; and modifications of options prior to the adoption of FAS 123R.

     In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which will require that, unless it is impractical to do so, a change in an accounting principle be applied retrospectively to prior periods’ financial statements for all voluntary changes in accounting principles and upon adoption of a new accounting standard if the standard does not include specific transition provisions. SFAS No. 154 supersedes APB Opinion No. 20, “Accounting Changes,” which previously required that most voluntary changes in accounting principles be recognized by including in the current period’s net income (loss) the cumulative effect of changing to the new accounting principle. SFAS No. 154 also provides that if an entity changes its method of depreciation, amortization, or depletion for long-lived, non-financial assets, the change must be accounted for as a change in accounting estimate. Under APB No. 20, such a change would have been reported as a change in an accounting principle. SFAS No. 154 became applicable to accounting changes and error corrections made by us starting in our fiscal year ended February 28, 2006. The effect of applying this new standard will depend upon whether material voluntary changes in accounting principles, changes in estimates or error corrections occur as well as consideration of transition and other provisions included in the new standard.
     In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements.” EITF Issue No. 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease, collectively referred to as subsequently acquired leasehold improvements. EITF Issue No. 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (i) the subsequently acquired leasehold improvements’ useful lives, or (ii) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF Issue No. 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB’s ratification, which was on June 29, 2005. The adoption of EITF Issue No. 05-06 has not had material effect on our financial position, cash flows or results of operations.
     In October 2005, the FASB issued FASB Staff Position (“FSP”) 13-1, “Accounting for Rental Costs Incurred During a Construction Period,” to clarify the proper accounting for rental costs incurred on building or ground operating leases during a construction period. FSP 13-1 requires that rental costs incurred during a construction period be expensed, not capitalized. The statement is effective for the first reporting period beginning after December 15, 2005. We do not believe adoption of FSP 13-1 will have a material effect on our financial position, cash flows or results of operations.

QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK
     Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.
Interest Rate Risk
     We have exposure to market rate risk for changes in interest rates related to our variable interest credit facility discussed in this prospectus under the heading Management’s Discussion and Analysis of Financial Condition and Results of Operations. Interest income on our cash, cash equivalents, and short-term investments is subject to interest rate fluctuations. However, we believe that the impact of these fluctuations does not have a material effect on our financial position due to the short-term nature of any such investments. We do not have significant long-term debt. Our interest income and interest expense are most sensitive to the general level of interest rates in the U.S. Sensitivity analysis is used to measure our interest rate risk. For the quarter ended May 31, 2006, a 100 basis-point adverse change in interest rates would not have had a material effect on our consolidated financial position, earnings, or cash flow, as the only interest expense affected by changes in interest rates is the interest expense related to borrowings outstanding under our credit facility, which balance is $0 at August 31, 2006.
Foreign Currency Risk
     We conduct a portion of our business activities outside of the U.S., and are thereby exposed to the risk of currency fluctuations between the U.S. dollar and foreign currencies of the countries in which we are conducting business. If the value of the U.S. dollar decreases in relation to such foreign currencies, our potential revenue from exhibition and merchandising activities outside of the U.S. will be adversely affected. During the quarter ended May 31, 2006, we did not incur any material losses because of changes in the exchange rates with respect to foreign currencies. Although our financial arrangements with foreign parties may be based upon foreign currencies, we have sought, and will continue to seek where practicable, to make our financial commitments and understandings based upon the U.S. dollar in order to minimize the adverse potential effect of currency fluctuations.

BUSINESS
Overview of Our Business
     We are in the business of developing and touring museum quality exhibitions. We are known best for our Titanic exhibitions, which we conduct through our wholly-owned subsidiary RMS Titanic, Inc. and which honor the ill-fated liner RMS Titanic. The Titanic has continued to captivate the thoughts and imaginations of millions of people throughout the world since 1912 when it struck an iceberg and sank in the North Atlantic Ocean on its maiden voyage. More than 1,500 of the 2,228 lives on board the Titanic were lost.
     Since 1994 we have maintained our salvor-in-possession status of the Titanic wreck and wreck site as awarded by a federal district court. As such, we have the exclusive right to recover objects from the Titanic. Through our explorations, we have obtained oceanic material and scientific data, including still photography and videotape, as well as artifacts from the Titanic wreck site. The Titanic lies at 12,500 feet below the surface of the Atlantic Ocean, approximately 400 miles off the southern coast of Newfoundland. We utilize this data and the artifacts for historical verification, scientific education and public awareness. We generate income through touring exhibitions, third party licensing, sponsorship and merchandise sales. We intend to continue to present exhibitions throughout the world in an enlightening and dignified manner that embodies respect for those who lost their lives in the disaster.
     We believe that we are in the best position to provide for the archaeological survey, scientific interpretation, public awareness, historical conservation, and stewardship of the Titanic shipwreck. We possess the largest collection of data, information, images, and cultural materials associated with the shipwreck. Our Titanic exhibitions have toured throughout the world and have been viewed by more than 15 million people.
     We operate all of our exhibitions through wholly-owned subsidiaries. At this time, our wholly-owned subsidiary RMS Titanic, Inc. is operating our Titanic exhibitions. We adopted this holding company structure in October 2004. Prior to that, we conducted all of our business activities, including our exhibitions, exclusively through RMS Titanic, Inc.
     We have expanded our exhibitions beyond the Titanic into human anatomy exhibitions that explore the marvels of the human body. We currently operate five exhibitions, four of which are known as “Bodies...The Exhibition” and one known as “Bodies Revealed.” We plan to present at least one additional human anatomy-based exhibition in the future. We also plan to conduct additional exhibitions in the future, not related to Titanic or human anatomy, and we expect that those exhibitions will be conducted through additional subsidiaries that we will organize in the future as needed.
     Through February 28, 2006, the end of our most recent fiscal year, we generated the majority of our revenue from activities related to our Titanic exhibitions. Our principal sources of revenue are exhibition ticket sales, merchandise sales, licensing activities and sponsorship agreements. Prior to April 2004, we relied on the services of Clear Channel Communications, Inc. to present our Titanic exhibitions.
Origins and History of the Company
     Titanic Ventures Limited Partnership, or TVLP, a Connecticut limited partnership, was formed in 1987 for the purposes of exploring the wreck of the Titanic and its surrounding oceanic areas. In August 1987, TVLP contracted with the Institute of France for the Research and Exploration of the Sea (“IFREMER”) to conduct an expedition and dive to the wreck of the Titanic. IFREMER is among the world’s largest oceanographic institutes and is owned by the French government. Using state-of-the-art technology provided by IFREMER, approximately 60 days of research and recovery operations were performed by TVLP at the Titanic wreck site through the use of a manned submersible named Nautile. Approximately 1,800 objects were recovered during the course of the 32 dives in that expedition. The recovered objects were conserved and preserved by Electricite de France, or EDF, a French government-owned utility. In addition to the recovery of historic objects, the 1987 expedition also produced approximately 140 hours of videotape footage and an estimated 7,000 still photographs of the wreck site. The

French government subsequently conveyed to us title to these artifacts. In July 2004, the U.S. District Court for the Eastern District of Virginia concluded that such conveyance was not valid and sought to deprive us of title to these artifacts. We appealed that decision to the U.S. Court of Appeals for the Fourth Circuit. On January 31, 2006, the Court of Appeals reversed and vacated the ruling of the lower court. This decision reconfirmed the validity of our title to the 1,800 artifacts recovered during the 1987 expedition.
     On May 4, 1993, we acquired all the assets and assumed all the liabilities of TVLP. In June 1993, we successfully completed our second expedition to the Titanic wreck site, during which we recovered approximately 800 artifacts and produced approximately 105 hours of videotape footage over the course of fifteen dives. In July 1994, we recovered more than 1,000 objects and produced approximately 125 hours of videotape footage during our third expedition to the Titanic wreck site. In August 1996, we again recovered numerous objects and produced approximately 125 hours of videotape footage during our fourth expedition to the Titanic wreck site. In August 1998, we recovered numerous objects and produced approximately 350 hours of videotape footage during our fifth expedition to the Titanic wreck site. Among the highlights of our 1998 expedition were the successful recovery of the “Big Piece,” a section of the Titanic’s hull measuring approximately 26 feet by 20 feet and weighing approximately 15 tons, and extensive mapping of the Titanic and portions of the wreck site through the capture of thousands of high-resolution color digital photographs.
     Our 1987, 1993, 1994, 1996, and 1998 Titanic expeditions were completed by charter agreements with IFREMER. Most of the objects recovered during those expeditions were ultimately transported to a privately owned conservation laboratory in France for restoration and preservation to prepare for exhibition. Certain of the objects that were recovered in 1987 as well as the “Big Piece,” recovered in 1998, went through their conservation processes in the United States. All of the artifacts not on exhibition are either in conservation or housed in our storage facility in Atlanta, Georgia.
     In March 1999, we entered into an agreement with Magicworks Entertainment, Inc., a direct subsidiary of PACE Entertainment, Inc. and an indirect subsidiary of SFX Entertainment, Inc., pursuant to which SFX was granted an exclusive worldwide license to exhibit Titanic artifacts. This license agreement later transferred to Clear Channel Communications, Inc., the successor to SFX. In April 2004, we elected not to renew this agreement so that we could begin developing and marketing Titanic exhibitions on our own. In addition, we acquired all of the display equipment necessary for our Titanic exhibitions from Clear Channel Communications for an aggregate cost of $600,000.
     During July and August of 2000, we conducted another expedition to the Titanic wreck site. During this expedition, we utilized the services of the P.P. Shirshov Institute of Oceanology of Moscow, which provided us with the research vessel Akademik Mstislav Keldysh and two manned submersibles, the MIR-1 and the MIR-2. This expedition consisted of a total of twenty-eight dives over a four-week period and resulted in the recovery of more than 900 objects from the wreck site, as well as the discovery of a new debris field. Among the artifacts recovered during this expedition were the ship’s wheel and stand, nine leather bags containing more than 100 objects, the whistle control timer from the navigation bridge, the main telegraph base and the docking bridge telephone. Also recovered were binoculars, a pair of opera glasses, sixty-five intact perfume ampoules, a camera, a bowler hat, a first class demitasse and dinner plate, a base for a cherub (likely from the ship’s grand staircase), as well as gilded wood from a balustrade.
     In May 2001, we acquired ownership of the wreck of the RMS Carpathia, which was sunk during World War I off the coast of Ireland. This ship rescued more than 700 of the Titanic’s survivors. At present we have no definitive plans to conduct an expedition to the RMS Carpathia.
     In August and September 2004, we conducted our seventh expedition to the Titanic wreck site. Expedition 2004 departed from Halifax, Nova Scotia, Canada on August 25, 2004 and for the first time allowed us to rely exclusively on a deep ocean remotely operated vehicle, or ROV, that permitted the expedition to utilize round-the-clock underwater operations. In addition to the recovery of 75 historic artifacts from the Titanic wreck site, we discovered a new debris field that includes remnants from the first class a la carte restaurant. We plan to continue recovery work in the future by planning additional expeditions to the Titanic wreck-site.

     During 2004, we expanded our exhibitions beyond the Titanic into human anatomy exhibitions, which explore the marvels of the human body. We currently operate one exhibition known as “Bodies Revealed” and five exhibitions known as “Bodies...The Exhibition.” We plan to present additional anatomy-based exhibitions in the future. “Bodies Revealed” debuted in August 2004 in Blackpool, England, and was the first non-Titanic exhibition that we have produced. “Bodies Revealed” opened in Seoul, South Korea in March 2005 and in Mexico City, Mexico in March 2006. The first “Bodies...The Exhibition” opened in Tampa, Florida in August 2005 and the second exhibition opened in New York City in November 2005. The third “Bodies...the Exhibition” opened in Atlanta, Georgia in March 2006 and the fourth “Bodies...The Exhibition” opened in London, England in April 2006. The fifth “Bodies...The Exhibition” opened in Las Vegas, Nevada in June 2006.
     Our executive offices are located at 3340 Peachtree Road, NE, Suite 2250, Atlanta, Georgia 30326 and our telephone number is (404) 842-2600. We are a Florida corporation and maintain web sites located at www.prxi.com, www.rmstitanic.net, www.titanicscience.com, www.bodiesrevealed.com, and www.bodiestheexhibition.com. Information on our websites is not part of this prospectus.
Exhibitions Operated by the Company
     Titanic Exhibitions
     Our Titanic exhibitions have been exhibited in more than forty venues throughout the world, including the United States, France, Greece, Japan, Switzerland, Chile, Argentina, China and England. The following is a list of our Titanic exhibition locations and dates during fiscal year 2006:
•	Whitaker Center, Harrisburg, Pennsylvania (June 4 to September 18, 2005);

•	Maryland Science Center, Baltimore, Maryland (February 12 to September 11, 2005);

•	COSI Columbus, Columbus, Ohio (March 12 to September 5, 2005);

•	Tropicana Resort & Casino, Las Vegas, Nevada (March 25 to January 31, 2006);

•	The Zappion, Athens, Greece (October 8 to March 1, 2006);

•	St. Louis Science Center, St. Louis, Missouri (November 11 to April 15, 2006);

•	The AT Center, Seoul, South Korea (December 3 to March 1, 2006);

•	Queen Mary, Long Beach, California (December 17 to September 4, 2006); and

•	OshKosh Public Museum, OshKosh, Wisconsin (February 4 to April 30, 2006).

The following lists our Titanic exhibition locations and dates during our quarter ended May 31, 2006:

•	St. Louis Science Center, St. Louis, Missouri (November 11, 2005 to April 15, 2006);

•	Queen Mary, Long Beach, California (December 17, 2005 to September 4, 2006);

•	OshKosh Public Museum, OshKosh, Wisconsin (February 4 to April 30, 2006);

•	Science Center of Iowa, Des Moines, Iowa (May 20 to August 20, 2006); and

•	Miami Museum of Science and Planetarium, Miami, Florida (March 25 to October 15, 2006).

     The following lists our Titanic exhibition locations that opened subsequent to our quarter ended May 31, 2006:
•	The Tropicana Resort and Casino, Las Vegas, Nevada (June 1 to an undetermined date); and
•	The Metreon, San Francisco, California (June 10 to January 2007).
     We anticipate opening additional Titanic exhibitions during fiscal year 2007. Due to the uncertainties involved in the development and setup of exhibitions, the opening dates may vary and the exhibit locations may change.
     “Bodies...The Exhibition” and “Bodies Revealed” Exhibitions
     We are using our experience in the exhibition business to conduct exhibitions not related to the Titanic. In March 2005, we acquired 100% of the membership interests in Exhibitions International, LLC, which enabled us to gain multi-year licenses and exhibition rights to multiple human anatomy exhibitions, each of which contains a collection of at least twenty whole human body specimens plus at least 150 single human organs and body parts. We are already in possession of six sets of medical specimens, one of which is known as “Bodies Revealed” and five of which are known as “Bodies...The Exhibition.” We acquired the rights to produce these exhibitions through separate exhibition agreements, each of which is for a five-year term and provides us with the right to extend for up to five additional years at our election.
     These specimens are assembled into anatomy-based exhibitions featuring preserved human bodies, and offer the public an opportunity to view the intricacies and complexities of the human body. The exhibitions include displays of dissected human bodies kept from decaying through a process called polymer preservation, also known as plastination. In essence, the bodies are drained of all fat and fluids, which are replaced with polymers such as silicone rubber, epoxy and polyester. This keeps the flesh from decaying and maintains its natural look. Skin from the bodies is removed, or partially removed, to reveal muscular, nervous, circulatory, reproductive or digestive systems. The full body specimens are complimented by presentation cases of related individual organs, both healthy and diseased, that provide a detailed look into the elements that comprise each system.
     “Bodies Revealed” debuted in August 2004 in Blackpool, England and was the first non-Titanic exhibition we produced. We expanded our human anatomy exhibition business by creating two additional exhibitions known as “Bodies...The Exhibition.” The first opened in Tampa, Florida in August 2005 and the second in New York City in November 2005. The following is a list of our “Bodies...The Exhibition” and “Bodies Revealed” exhibition locations during fiscal year 2006:
•	“Bodies Revealed,” Samsung’s Everland Theme Park, Seoul, South Korea (March to November 2005);

•	“Bodies...The Exhibition,” Museum of Science and Industry, Tampa, Florida (August 18 to February 26, 2006, extended to September 5, 2006); and

•	“Bodies...The Exhibition,” South Street Seaport, New York, New York (November 19 to December 2006).

The following lists our “Bodies...The Exhibition” and “Bodies Revealed” exhibition locations open during our quarter ended May 31, 2006:

•	“Bodies...The Exhibition,” Museum of Science and Industry, Tampa, Florida (August 18, 2005 to February 26, 2006, extended to September 5, 2006);

•	“Bodies...The Exhibition,” South Street Seaport, New York, New York (November 19, 2005 to December 2006);

•	“Bodies...The Exhibition,” Atlanta Civic Center, Atlanta, Georgia (March 4 to September 4, 2006); · “Bodies Revealed,” Mexico City, Mexico (March 11 to September 11, 2006); and

•	“Bodies...The Exhibition,” Earl’s Court Exhibition Centre, London, England (April 12 to July 30, 2006).
     The following lists our exhibition location for “Bodies...The Exhibition” that opened subsequent to our quarter ended May 31, 2006:
•	“Bodies...The Exhibition,” The Tropicana Resort and Casino, Las Vegas, Nevada (June 23 to an undetermined date).
     We anticipate opening additional “Bodies...The Exhibition” and “Bodies Revealed” exhibitions during fiscal year 2007. Due to the uncertainties involved in the development and setup of exhibitions, opening dates may vary and exhibition locations may change.
     Co-Production Agreements
     In April 2005 we entered into an agreement with SAM Tour (USA), Inc. under which we agreed to work with SAM Tour to jointly produce human anatomy exhibitions. With SAM Tour, we will jointly present up to twelve human anatomy exhibitions entitled “Bodies... The Exhibition” and/or “Bodies Revealed.” With the limited exception of our human anatomy exhibition currently underway in London, England, the agreement stipulates mutual exclusivity. According to our agreement with SAM Tour, we are responsible for the design and installation of each exhibition, while SAM Tour is responsible for the marketing, promotion, publicity, advertising and operation of such exhibitions. SAM Tour finances the initial startup costs of each exhibition and we provide the exhibition expertise, exhibitry and specimens required for each exhibition. SAM Tour initially recoups its investment, which includes the initial startup costs, all marketing and operating costs, and a license fee paid to us. The profits from each exhibition are then split equally between SAM Tour and us until the parties earn certain agreed upon amounts. Thereafter, additional profits are calculated on a graduated scale with ratios that increasingly favor us.
     Additional Exhibitions
     We intend to develop and present new exhibitions in the future, including additional exhibitions not related to the Titanic or to human anatomy.
Titanic Donation Initiative
     In keeping with our desire to conserve Titanic artifacts for history and keep the collection of artifacts together, we are exploring the possibility of selling or donating our Titanic artifacts to a charitable institution. Doing so might also be in our best financial interests, as it could clarify and finalize the ownership of certain artifacts. In the event we sell or donate Titanic artifacts, we will seek a long-term lease back arrangement from the recipient of the artifacts which would enable us to continue our Titanic exhibitions.
Merchandising
     We earn revenue from the sale of merchandise, such as catalogs, posters and Titanic-related jewelry. We have a contractual relationship with Event Management, Inc., which is an unaffiliated company that operates gift shops at exhibitions and other locations. Event Management sells our merchandise at exhibitions, as well as through its web site and its other distribution channels. In connection with these sales, we receive 30% of the gross sale proceeds. We also receive license fees from Event Management for the use of our names and logos. We also sell merchandise directly to the public, and we plan to begin distributing a catalog of our merchandise in the near future, with the hope that we can develop new revenue streams from the sales of merchandise through catalogs. Finally, we have produced high quality, high content exhibition catalogs, which we sell at our exhibitions through Event Management.

Marketing
     We have developed several retail products utilizing coal recovered from the Titanic, which has been incorporated into jewelry. We intend to continue developing such products to increase our merchandising revenues. We also intend to pursue the direct marketing of merchandise and our video archives through our web site and through third parties.
Titanic Expeditions
     With the depth of the Titanic wreck approximately two and one-half miles below the surface of the ocean in the North Atlantic, we are dependent upon chartering vessels outfitted with highly advanced deep sea technology in order to conduct expeditions to the wreck site. In our 1987, 1993, 1994, 1996, and 1998 expeditions, we entered into charter agreements with IFREMER, pursuant to which IFREMER supplied the crew and equipment necessary to conduct research and recovery efforts. In addition to utilization of the research vessel Nadir, recovery efforts were undertaken through the manned submersible Nautile. Small, hard-to-reach areas necessary for visual reconnaissance efforts were accessed by a small robot, known as Robin, controlled by crewmen on board the Nautile. The dive team had the capability of retrieving both heavy objects, such as a lifeboat davit weighing approximately 4,000 pounds, and fragile objects weighing only a few ounces. Because of the immense pressure of approximately 6,000 pounds per square inch at the depth of the wreck site, it is impossible for a dive team to reach such depths and explore the wreck site through any means other than a submersible or a remotely operated vehicle. The Nautile and Robin were each equipped with video and still cameras that recorded all recovery and exploration efforts. In connection with our 1987, 1993, 1994, 1996, 1998, 2000, and 2004 expeditions to the wreck site, we engaged maritime scientists and other professional experts to assist in the exploration and recovery efforts.
     Our ability to conduct expeditions to the Titanic has been subject to the availability of necessary research and recovery vessels and equipment for chartering by us from June to September, which is the “open weather window” for such activities. Research and recovery efforts with a manned submersible are presently limited to the availability and the co-operation with the Nautile through charter arrangements with IFREMER and MIR I and MIR II using charter arrangements with P.P. Shirshov Institute of Oceanology. To our knowledge, no other manned submersible with the capability of reaching the depth of the Titanic is presently commercially available, however there are a number of remotely operated vehicles available for hire. Based upon our experience with the 2004 expedition, remotely operated vehicles are a viable and more efficient alternative to manned submersibles. The availability of remotely operated vehicles has substantially increased our flexibility in chartering for future expeditions.
Restoration and Conservation of Titanic Artifacts
     Upon recovery from the Titanic wreck site, artifacts are in varying states of deterioration and fragility. Having been submerged in the depths of the ocean for more than 90 years, objects have been subjected to the corrosive effects of chlorides present in seawater. The restoration of many of the metal, leather and paper artifacts requires the application of sophisticated electrolysis and other electrochemical techniques. Some of the artifacts recovered from the 1987 expedition were restored and conserved by the laboratories of Electricite de France, a French government-owned utility. Except for un-restored artifacts that are currently being exhibited, many of the artifacts recovered from the 1987, 1993, 1994, 1996 and 1998 expeditions have undergone conservation processes at LP3, a privately-owned conservation laboratory in Semur-en-Auxois, France. When not being exhibited or not being conserved at other conservation facilities, almost all of our Titanic artifacts are housed in our conservation and warehouse facility located in Atlanta, Georgia.
Science and Archaeology Related to the Titanic
     The Titanic was a great ocean liner, which bequeathed to the world a classic story of tragedy at sea. Today, this shipwreck is treated as an archaeological site, historic structure, attraction for adventure tourism, ecological phenomenon, international memorial, and as valuable property to be recovered and shared with humanity. With the exception of adventure tourism, we believe that all of these purposes are legitimate and beneficial to society. We also believe that the multiple values of the Titanic and its status as a social and cultural icon demand the perspectives of many experts in scientific interpretation and stewardship of the site.

     We believe we are in the best position to provide for archaeological survey, scientific interpretation and stewardship of the Titanic shipwreck. We possess the largest collection of data, information, images, and cultural materials associated with the shipwreck. We have developed a partnership with the Center for Maritime & Underwater Resource Management, a nonprofit corporation, for services in archaeology, scientific research, and resource management to aid in stewardship of the Titanic wreck site.
     We hope to work with the U.S. government and the P.P. Shirshov Institute of Oceanology to present our collection of knowledge and cultural materials to researchers, educators, and other audiences in the form of scientific reports, an associated interactive web site, and other intellectual products that advance our purposes. Revenues from the sale of these intellectual products are expected to at least meet the total production costs. The scientific reports will integrate the results of all expeditions to the Titanic wreck site since its discovery. In addition, the publication will include the first comprehensive site plan of the Titanic, which will assist in determining future products in research, materials conservation and education. The interactive web site will present this scientific knowledge as well as its entire collection of cultural materials.
RMS Carpathia
     In May 2001, we acquired ownership of the wreck of the Carpathia, which was sunk by a German torpedo during World War I off the coast of Ireland. The Carpathia rescued more than 700 of the Titanic’s survivors in the early morning hours of April 15, 1912. In November 2005, we sold a 3% ownership interest in the RMS Carpathia to Legal Access Technologies, Inc., but subsequently cancelled this sale. The terms of this transaction are described in greater detail under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”
Competition
     The entertainment and exhibition industries are intensely competitive. Given our limited capital resources, there can be no assurances that we will be able to compete effectively. Many enterprises with which we compete or may compete have substantially greater resources than we do. Additionally, following the success of the motion picture “Titanic” in 1997, a number of entities have undertaken, or announced an intention, to offer exhibitions or events with the Titanic theme or involving memorabilia related to its sinking. Although we are the only entity that exhibits artifacts recovered from the wreck site of the Titanic, we may encounter competition for Titanic exhibitions or events. We intend to compete with other entities based upon the mass appeal of our planned exhibitions to consumers of entertainment, museum, scientific and educational offerings, and the quality and value of the entertainment experience. We intend to emphasize the unique and distinctive perspective of the Titanic in our exhibitions.
     In addition, we compete with other human anatomy exhibitions that are similar to ours. We believe we have certain competitive advantages over this competition because our exhibitions focus on a unique educational approach. Our experience in the exhibition industry has enabled us to present an exhibition with mass appeal to consumers of entertainment, museum, scientific and educational offerings, and these consumers recognize the quality and value of the educational experience of our exhibitions.
     The success of our merchandising efforts will depend largely upon the consumer appeal of our merchandise and the success of our exhibitions. We believe that our merchandise will effectively compete because of its unique character and quality.
Environmental Matters
     We are subject to environmental laws and regulation by federal, state and local authorities in connection with our planned exhibition activities. We do not anticipate that the costs to comply with such laws and regulations will have any material effect on our capital expenditures, earnings, or competitive position.

Employees
     As of the date of this prospectus we had 40 full-time employees. We are not a party to any collective bargaining agreement and we believe that our relations with our employees are good.
DESCRIPTION OF PROPERTIES
     We have our principal executive offices located at Tower Place, 3340 Peachtree Road N.E., Suite 2250, Atlanta, Georgia. This space of approximately 4,706 square feet is used for management, administration, and marketing for our operations. The lease for our principal executive offices commenced in April 2000 and was amended on August 8, 2003, to extend the term until February 28, 2008. The amended lease provides for initial base lease payments of $110,591 annually with a 2.5% annual adjustment during the lease term. The lease for our principal executive offices was amended a third time on May 1, 2006 when the leased space was increased to approximately 10,000 square feet. The amended lease provides for base annual lease payments of approximately $199,000 with a 2.5% annual adjustment. The third amended lease, which increased our office space by 3,563 square feet, requires us to pay an additional total of approximately $368,000 over the four-year duration of the lease.
     We also have a lease obligation that commenced November 1, 2001 for approximately 10,080 square feet of space at an undisclosed location (for security purposes) in Atlanta, Georgia. This facility is used for conservation, restoration, and storage of Titanic artifacts. On October 6, 2004 we extended this lease for an additional three years with monthly payments of $6,855 for the first year beginning January 1, 2005, with 2% increases for each of the second and third years.
LEGAL PROCEEDINGS
Status of International Treaty Concerning the Titanic Wreck
     The U.S. Department of State and the National Oceanic and Atmospheric Administration of the U.S. Department of Commerce are working together to implement an international treaty with the governments of the United Kingdom, France and Canada concerning the Titanic wreck site. If implemented in this country, this treaty could affect the way the U.S. District Court for the Eastern District of Virginia monitors our salvor-in-possession rights to the Titanic. These rights include the exclusive right to explore the wreck site, claim possession of and perhaps title to Artifacts recovered from the site, restore and display recovered artifacts, and make other use of the wreck. We have raised numerous objections to the U.S. Department of State regarding the participation of the U.S. in efforts to reach an agreement governing salvage activities with respect to the Titanic. The treaty, as drafted, does not recognize our existing salvor-in-possession rights in the Titanic. The United Kingdom signed the treaty in November 2003, and the U.S. signed the treaty in June 2004. For the treaty to take effect, the U.S. must enact implementing legislation. In June 2006, the U.S. State Department proposed implementing legislation. As this implementing legislation has not been acted on by Congress, the treaty currently has no binding legal effect.
     Several years ago we initiated legal action to protect our rights to the Titanic wreck site from this treaty. On April 3, 2000, we filed a motion for declaratory judgment in U.S. District Court for the Eastern District of Virginia asking that the court declare unconstitutional the efforts of the U.S. to implement the treaty. On September 15, 2000, the court ruled that our motion was not ripe for consideration and that we may renew our motion when and if the treaty is agreed to and signed by the parties, final guidelines are drafted, and Congress passes implementing legislation. As discussed above, although the treaty has been finalized, it is not yet in effect because Congress has not adopted implementing legislation, thus it is not yet time for us to refile our motion. At such time, we will re-evaluate whether re-filing the motion is in our best interests.

     As discussed in more detail below, in light of a January 31, 2006 decision by the U.S. Court of Appeals for the Fourth Circuit, title to the 1800 artifacts recovered by us during the 1987 expedition now rests firmly with us, the Company. Title to the remaining artifacts in our collection will be resolved by the salvor-in-possession legal proceedings pending in U.S. District Court for the Eastern District of Virginia.
Status of Salvor-in-Possession and Interim Salvage Award Proceedings
     On April 12, 2002, the U.S. Court of Appeals for the Fourth Circuit affirmed two orders of the U.S. District Court for the Eastern District of Virginia in our ongoing salvor-in-possession case. These orders, dated September 26, 2001 and October 19, 2001, respectively, restricted the sale of artifacts recovered by us from the Titanic wreck site. In its opinion, the appellate court reviewed and declared ambiguous the June 1994 order of the district court that had awarded ownership to us of all items then salvaged from the wreck of the Titanic as well as all items to be salvaged in the future so long as we remained salvor-in-possession. Having found the June 1994 order ambiguous, the court of appeals reinterpreted the order to convey only possession, not title, pending determination of a salvage award. We attempted to appeal this decision to the United States Supreme Court. On October 7, 2002, the U.S. Supreme Court denied our petition of appeal.
     On May 17, 2004, we appeared before the United States District Court for the Eastern District of Virginia for a pre-trial hearing to address issues in preparation for an interim salvage award trial. At that hearing, we confirmed our intent to retain our salvor-in-possession rights in order to exclusively recover and preserve artifacts from the wreck site of the Titanic. In addition, we stated our intent to conduct another expedition to the wreck site. As a result of that hearing, on July 2, 2004, the court rendered an opinion and order in which it held that it would not recognize the 1993 Proces-Verbal, pursuant to which the government of France granted us all artifacts recovered from the wreck site during the 1987 expedition. The court also held that we would not be permitted to present evidence at the interim salvage award trial for the purpose of arguing that we should be awarded title to the Titanic artifacts through the law of finds.
     We appealed the July 2, 2004 Court Order to the U.S. Court of Appeals for the Fourth Circuit. On January 31, 2006, the Court of Appeals reversed the lower court’s decision to invalidate the 1993 Proces-Verbal, pursuant to which the government of France granted to us all artifacts recovered from the wreck site during the 1987 expedition. As a result, the court tacitly reconfirmed that we own the 1800 artifacts recovered during the 1987 expedition. The appellate court also affirmed the lower court’s ruling that we will not be permitted to present evidence at the interim salvage award trial for the purpose of arguing that we should be awarded title to the remainder of the Titanic artifacts through the law of finds.
Other Ongoing Litigation
     In October 2005, Exhibit Human: The Wonders Within, Inc. filed for binding arbitration against us in an action entitled Exhibit Human: The Wonders Within, Inc. v. RMS Titanic, Inc. In its claim, Exhibit Human alleges that we breached our contract with them under which we acquired a license to exhibit certain anatomical specimens that we present in our “Bodies Revealed” exhibition. Later that month, we filed a counterclaim against Exhibit Human in which we allege that Exhibit Human breached its obligations to us under the same contract. We are still in the initial stages of this arbitration, which is taking place in Atlanta. Although we intend to defend ourselves at the arbitration and to vigorously pursue the counterclaim, we cannot predict the outcome of this case.
     On April 6, 2006, we filed an action entitled Premier Exhibitions, Inc. v. Exhibit Human: The Wonders Within, Inc. in the United States District Court for the Northern District of Georgia under which we seek a declaratory judgment from the court finding that the parties reached an enforceable agreement for the acquisition of certain licensing rights to the anatomical specimens that we present in our “Bodies Revealed” exhibition. Although we intend to vigorously pursue the litigation, we cannot predict the outcome of the case.

     On August 22, 2006 we filed an action entitled RMS Titanic, Inc. v. Georgette Alithinos, International Advantage Inc. and Renaissance Entertainment, EPE in the Circuit Court of the State of Florida for Hillsborough County, in which we allege damages stemming from the defendants’ failure to compensate us for moneys due to us under a contract for the presentation of a Titanic exhibition in Athens, Greece. We have alleged breach of contract, fraud, conversion, and breach of fiduciary duty in the complaint. None of the defendants has yet been served and we cannot predict the outcome of the case.

     On May 16, 2006, we were served with a lawsuit styled as Stefano Arts v. Exhibitions International, LLC, et.al., now pending in state court in Fulton County, Georgia. The plaintiff alleges that we breached a contract with it and that we tortuously interfered with a separate contract entered into between it and a third-party. The plaintiff seeks a percentage of our profits earned from our “Bodies...The Exhibition” presentation in Tampa. While we cannot predict the outcome of the case, we believe the lawsuit is frivolous and we intend to aggressively defend ourselves at trial.
Settled Litigation and Other Concluded Matters
     On March 24, 2006, we entered into a settlement agreement with Plastination Company, Inc. whereby we amicably settled the litigation Plastination Company v. Premier Exhibitions, Inc., which was pending in the United States District Court for the Northern District of Ohio. The terms of the settlement agreement are confidential, and we do not believe that they are material to our business.
     On January 30, 2006, the United States District Court for the Eastern District of Virginia approved a settlement agreement between the parties to Lawrence D’Addario v. Arnie Geller, Gerald Couture, Joe Marsh and R.M.S. Titanic, Inc. This lawsuit was commenced on April 25, 2002 and had alleged fraud, self-dealing, mismanagement, diversion and waste of corporate assets by our company and some of our officers, directors and shareholders.
     On February 2, 2006, the United States District Court for the Middle District of Florida approved a settlement agreement between the parties to Dave Shuttle and Barbara Shuttle v. Arnie Geller, G. Michael Harris, Gerald Couture, and R.M.S. Titanic, Inc. This lawsuit, which was commenced on March 22, 2004 and had alleged breaches of fiduciary duty by management, was directly related to the D’Addario case.
     The D’Addario settlement and the Shuttle settlement utilize the same form of settlement agreement. The primary component of such settlement agreement is our adoption of a five-year corporate governance plan. The material terms of the corporate governance plan are set forth below:
•	Our board of directors must be comprised of a majority of independent directors;

•	We must have an audit committee of the board of directors, comprised exclusively of independent directors, which, among other things, has oversight responsibility for our internal control and corporate compliance;

•	We must have a corporate governance committee of the board of directors, comprised of a majority of independent directors, which, among other things, oversees our implementation of the corporate governance plan, reviews all contracts between us and our officers, pre-screens director nominees, and reviews the compensation of our five most highly paid officers;

•	Our independent directors must meet at least twice each calendar year and have the authority to retain counsel, accountants, or other experts;

•	Our directors must review the compensation paid to them by us and make any appropriate changes;

•	All persons nominated to become a director must satisfy certain requirements and possess core competencies; and

•	Once a year over the five-year period for which the corporate governance plan is applicable, our board of directors must submit a written report to counsel representing the former plaintiff confirming our compliance with the corporate governance plan.
     If we do not comply with the corporate governance plan, such non-compliance will be remedied by injunctive relief pursuant to Florida corporate law.

     In addition to the corporate governance plan, the terms of each of the D’Addario settlement and Shuttle settlement, respectively, required the parties to execute mutual releases, thereby waiving any claims that were raised or could have been raised in each such litigation. Finally, in connection with the D’Addario settlement and Shuttle settlement, we agreed to pay an aggregate of $300,000 of the plaintiffs’ attorneys’ fees and costs, which includes plaintiffs’ attorneys’ out-of-pocket expenses of approximately $150,000. Such amounts represent the entire cash settlement for both actions and were paid by our insurance carrier.
     On June 1, 2006 we entered into a settlement agreement with William Morris Agency, LLC and Rick Kraniak whereby we agreed to pay $350,000 in installments for compensation stemming from the agency agreement related to booking the human anatomy tour of exhibitions. We made the first payment of $70,000 on June 1, 2006. The remaining payments of $70,000 installments are due on or before each of the following dates: November 1, 2006, June 1, 2007, November 1, 2007 and June 1, 2008.

DIRECTORS, EXECUTIVE OFFICERS
AND SIGNIFICANT EMPLOYEES
     The following table sets forth information about our directors, executive officers and significant employees as of the date of this prospectus.

Name	Age	Position(s)
Arnie Geller	65	President, Chief Executive Officer and Chairman of the Board of Directors
Stephen Couture	36	Vice President, Chief Financial Officer and Director
N. Nick Cretan	70	Director
Douglas Banker	54	Director
Alan Reed	48	Director
Tom Zaller	34	Vice President — Exhibitions
Brian Wainger	37	Vice President and Chief Legal Counsel and Corporate Secretary
Members of the Board of Directors
     There are five members of our board of directors, three of whom are considered to be “independent” under applicable legal standards. Biographical information about each of our directors is set forth below. No family relationship exists between or among any of the members of our board of directors or executive officers. None of our directors are directors of any other company having a class of equity securities registered under or required to file periodic reports pursuant to the Securities Exchange Act of 1934 or any company registered as an investment company under the Investment Company Act of 1940.
     Arnie Geller. Mr. Geller is the chairman of the board of directors, and he also serves as our president and chief executive officer. Mr. Geller has served as a director since May 1999, and he was appointed chairman of the board of directors in October 2005. Mr. Geller served as our president from May 1993 to May 1995, and he was reappointed as our president in November 1999 and has continued to serve us in that capacity ever since. Prior to 1993, for approximately 27 years Mr. Geller had principally been engaged in various executive capacities in the record industry. Mr. Geller was a self-employed corporate consultant prior to his reappointment as our president in 1999.
     Stephen Couture. Mr. Couture joined the board of directors in February 2006, and he also serves as our vice president and chief financial officer. Mr. Couture has been a partner and principal in Couture & Company, Inc., a private corporate financial consulting firm formed in 1973 by his late father. As a partner and principal since 1996 in Couture & Company, Inc., Mr. Couture has been involved in public offerings, mergers and acquisitions, venture capital transactions, reorganizations and the financial management of a number of growth enterprises. In such capacity, Mr. Couture has also provided financial management services to a diversified group of clients in the manufacturing, logistics, distribution, exhibition, entertainment, retail, service, product development and high technology sectors. Mr. Couture holds a B.S. degree in Management Systems from Rensselaer Polytechnic Institute and an M.B.A. degree from The University of Tampa in Finance and Accounting.
     N. Nick Cretan. Mr. Cretan has served as a director since April 2000. Mr. Cretan has more than 30 years of management experience, including his experience as chief operating officer of the non-profit Maritime Association of the Port of New York and New Jersey, which is a trade association to develop and promote the Port of New York and New Jersey. Mr. Cretan retired from such position in 2004. He also serves as president of Friends of the Statue of Liberty, Ellis Island Foundation, president of Friends of Gateway National Parks Foundation and as executive director of the American Merchant Marine Memorial Foundation. Previously, he served as deputy director of the San Francisco Marine Exchange and as staff assistant at the National Federation of Independent Business.

     Douglas Banker. Mr. Banker has served as a director since August 2000. Mr. Banker has more than 25 years of experience in the entertainment industry that includes providing management services to musicians and recording artists; marketing, merchandising, licensing, and sales of music media products; and the development and management of concerts and similar events. Mr. Banker also has authored several significant software programs that have achieved commercial success and has been involved with the management of the enterprises created for their commercialization. Mr. Banker was president of the Board of the Motor City Music Foundation in Detroit, Michigan from 1996 to 2000.
     Alan Reed. Mr. Reed, who is one of our independent directors, was appointed to the Board of Directors in February 2006 to fill an existing vacancy. Mr. Reed is the founder of Reed Financial Corporation, a firm created in 2002 to provide accounting and business advisory services. From 1983 to 2002, Mr. Reed was President of Alan B. Reed, CPA, P.C., an accounting firm specializing in the entertainment industry. From 1983 to 1993, Mr. Reed was president of Personal Business Management Services, Inc., a company that managed federally insured credit unions. Mr. Reed worked as a senior accountant with the firm of Zeiderman & Edelstein, P.C. in New York City from 1980 to 1982. From 1979 to 1980, Mr. Reed was a junior accountant with the entertainment accounting firm of Gelfand Bresslauer Rennert & Feldman in New York City. Mr. Reed graduated from Boston University, with a B.S. degree in accounting in 1979.
Board Structure and Composition
     Our directors are elected to one-year terms. The board of directors held nine meetings during fiscal year 2006. The board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.
     Audit Committee
     Our audit committee was formed on April 12, 2006. The current members of the audit committee are Mr. Reed (chairman), Mr. Banker and Mr. Cretan. The board has determined that each of Mr. Reed, Mr. Banker and Mr. Cretan is independent pursuant to the listing standards for the NASDAQ Capital Market and applicable Securities and Exchange Commission rules. The board of directors has determined that each audit committee member has sufficient knowledge in financial and auditing matters to serve on the audit committee. The board of directors has designated Mr. Reed, the audit committee chairman, as an “audit committee financial expert” in accordance with the definition of “audit committee financial expert” set forth in Item 401(h)(2) of Regulation S-K, as adopted by the Securities and Exchange Commission. The board determined that Mr. Reed qualifies as an “audit committee financial expert” by virtue of his 27-year career in accounting.
     The audit committee serves as an independent and objective party to monitor our financial reporting process and internal control system; retains, pre-approves audit and any non-audit services to be performed by our independent registered accounting firm (subject to a de minimis exception for non-audit services that are approved by the audit committee prior to completion of the audit); directly consults with our independent registered public accounting firm; reviews and appraises the efforts of our independent registered public accounting firm; and provides an open avenue of communication among our independent registered public accounting firm, financial and senior management and the board of directors.
     Compensation Committee
     Our compensation committee was formed on April 12, 2006. The current members of the compensation committee are Mr. Banker, Mr. Cretan (chairman) and Mr. Reed. The board of directors has determined that each of Mr. Banker, Mr. Cretan and Mr. Reed is independent pursuant to the listing standards for the NASDAQ Capital Market.

     The compensation committee discharges the responsibilities of the board of directors relating to the compensation of our executive officers. Among its duties, the compensation committee determines the compensation and benefits paid to Mr. Geller, our chairman of the board and president and chief executive officer. Mr. Geller routinely consults with the compensation committee in connection with his determination of the compensation and benefits paid to our other executive officers. However, he neither participates nor is otherwise involved in the deliberations of the compensation committee with respect to his own compensation and benefits. The compensation committee charter, which has been adopted by the board of directors, more specifically sets forth the duties and responsibilities of the compensation committee
     Corporate Governance and Nominating Committee
     Our corporate governance and nominating committee was formed on April 12, 2006. The current members of the corporate governance and nominating committee are Mr. Banker (chairman), Mr. Cretan and Mr. Reed. The board has determined that each of Mr. Banker, Mr. Cretan and Mr. Reed is independent pursuant to the listing standards for the NASDAQ Capital Market.
     The corporate governance and nominating committee is charged with determining the slate of director nominees for election to the board of directors, identifying and recommending candidates to fill vacancies on the board, and reviewing, evaluating and recommending changes to our corporate governance processes. Among its duties and responsibilities, the corporate governance and nominating committee periodically evaluates and assesses the performance of the board of directors; reviews the qualifications of candidates for director positions; assists in identifying, interviewing and recruiting candidates for the board; reviews the composition of each committee of the board and presents recommendations for committee memberships; reviews the compensation paid to non-employee directors; and reviews and recommends changes to the charter of the corporate governance and nominating committee and to the charters of other board committees.
Compensation Committee Interlocks and Insider Participation
     No member of our compensation committee: (1) was an officer or employee of ours or any of our subsidiaries during fiscal year 2006; (2) was formerly an officer of ours or any of our subsidiaries; or (iii) had any relationship requiring disclosure in this proxy statement pursuant to Securities and Exchange Commission rules. In addition, none of our executive officers served: (1) as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our compensation committee; (2) as a director of another entity, one of whose executive officers served on our compensation committee; or (3) as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of our company.
Director Compensation
     We presently compensate each director by issuing 25,000 shares of our common stock upon appointment as a director and by issuing 75,000 options to purchase common stock every three years (with the first such grant made upon appointment as a director). The purpose of the grant of such shares and options is to align the interests of our directors with those of our shareholders. No options were issued to any of our directors for fiscal year 2006.
     In addition, our non-employee directors are entitled to receive $300 per telephonic meeting and $1,000 per meeting attended in person. During fiscal year 2006, Messrs. Cretan and Banker each earned compensation for meeting attendance of $1,900.

Executive Officers and Significant Employees
     No family relationship exists between or among any of the members of our board of directors or executive officers. None of our directors are directors of any other company having a class of equity securities registered under or required to file periodic reports pursuant to the Securities Exchange Act of 1934 or any company registered as an investment company under the Investment Company Act of 1940.
     Arnie Geller, President and Chief Executive Officer. Mr. Geller serves as our president and chief executive officer. Further information about Mr. Geller is set forth above under “Members of the Board of Directors.”
     Stephen Couture, Vice President and Chief Financial Officer. Mr. Couture serves as our vice president and chief financial officer. Further information about Mr. Couture is set forth above under “Members of the Board of Directors.”
     Tom Zaller, Vice President – Exhibitions. Mr. Zaller has served as our vice president – exhibitions since August 2003. Mr. Zaller has more than 10 years experience in the production of exhibitions both internationally and domestically. Prior to his joining us, Mr. Zaller was vice president for production at Clear Channel International Exhibitions for two years, where he collaborated on the development, design and production of numerous Clear Channel exhibitions that were shown internationally. While he was with Clear Channel, Mr. Zaller was production manager for “Titanic: The Artifact Exhibition,” which included twenty domestic and nine foreign exhibitions. More than 13 million visitors viewed these exhibitions worldwide. Prior to holding such position with Clear Channel, Mr. Zaller served in similar capacities with predecessor companies of Clear Channel.
     Brian Wainger, Chief Legal Counsel and Vice President – Business Affairs. Mr. Wainger has served as our chief legal counsel and vice president – business affairs since June 2004. He also serves as our corporate secretary. Before joining our company, Mr. Wainger worked as an attorney at the law firm of McGuireWoods, LLP, where he specialized in complex commercial litigation and represented us in the D’Addario case. Before his employment at McGuireWoods, Mr. Wainger served as an assistant attorney general for the Commonwealth of Virginia.

Executive Compensation
     The table below shows information on the annual and long-term compensation earned for services rendered to us in all capacities, for fiscal year 2006, fiscal year 2005 and fiscal year 2004, respectively, by our president and chief executive officer and our other executive officers (collectively, the “named executives”).
Summary Compensation Table

					Long-Term Compensation
	Annual Compensation				Awards
				Other
			Bonus or	Annual	Restricted		All Other
	Fiscal	Salary	Performance	Compensa-	Stock	Options	Compensation
Name and Position	Year	($)	Award ($)	tion ($)	Awards ($)	(#)	($)
Arnie Geller (1) (2)	2006	385,536	233,200	61,369	0	0	0
Chairman of the Board,	2005	382,876	0	34,732	0	400,000	0
President and	2004	370,997	0	91,813	0	475,000	0
Chief Executive Officer

Stephen Couture (3) (4)	2006	17,500	0	3,000	0	150,000	0
Vice President and Chief Financial Officer

Tom Zaller (5)	2006	187,928	0	20,418	0	100,000	0
Vice President —	2005	158,942	0	15,780	0	0	0
Exhibitions	2004	86,537	0	6,296	0	250,000	0

Brian Wainger (6) (7)	2006	164,573	0	5,358	0	300,000	0
Vice President and	2005	157,500	0	0	0		0
Chief Legal Counsel

(1)	Included in Other Annual Compensation for Mr. Geller for fiscal year 2006 were medical payments and medical insurance of $8,761, an automobile allowance of $12,000 and salary in lieu of vacation of $40,608. Included in Other Annual Compensation for Mr. Geller for fiscal year 2005 were medical payments and medical insurance of $22,732 and an automobile allowance of $12,000. Included in Other Annual Compensation for Mr. Geller for fiscal year 2004 were a charge of $50,000 for Mr. Geller’s election pursuant to the terms of his employment agreement to receive compensation in common stock at a 50% discount to the then market price, medical payments and medical insurance of $29,813 and an automobile allowance of $12,000.

(2)	Information regarding the issuance of common stock to Mr. Geller during the second quarter of fiscal year 2005 in exchange for his tendering to us options he had to acquire shares of our common stock. Information regarding payments that we have made in fiscal year 2006 to Judith Geller, Mr. Geller’s wife, is set forth in this prospectus under the heading “Certain Relationships and Related Transactions.”

(3)	Mr. Couture became our vice president and chief financial officer on February 1, 2006. The amounts shown for fiscal year 2006 reflect amounts he earned for the balance of such fiscal year. Information regarding payments that we have made to Couture & Company, Inc. in fiscal year 2006, in which Mr. Couture is a principal, is set forth under the heading “Certain Relationships and Related Transactions”

(4)	Included in Other Annual Compensation for Mr. Couture for the fiscal year 2006 were an automobile allowance of $750, an apartment allowance of $1,250 and an office allowance of $1,000.

(5)	Included in Other Annual Compensation for Mr. Zaller for fiscal year 2006 were medical payments and medical insurance of $15,780 and an automobile allowance of 4,639. Included in other compensation for Mr. Zaller for fiscal year 2005 were medical payments and medical insurance of $15,780. Included in Other Annual Compensation for Mr. Zaller for fiscal year 2004 were medical insurance and medical payments of $6,296.

(6)	Mr. Wainger became our vice president and chief legal counsel in June 2004. The amounts shown for fiscal year 2005 for Mr. Wainger reflect amounts he earned for the balance of such fiscal year.

(7)	Included in Other Annual Compensation for Mr. Wainger in fiscal year 2006 were medical payments and medical insurance of $500 and an office allowance of $4,858.
     Stock Options
     The following table summarizes the stock options we granted to our named executives and directors in fiscal year 2006.
Option Grants in Fiscal Year 2006

						Potential Realizable Value
			Percent of Total			at Assumed Annual Rates
	Number of Securities		Options Granted to	Exercise		of Stock Price Appreciation
	Underlying		Employees	Price	Expiration	for Option Term
	Options Granted (#)		in Fiscal Year (%)	($/Share)	Date	5% ($)	10% ($)

Arnie Geller	—		—	—	—	—	—

Stephen Couture	150,000	(1)	10	3.65	2016	344,320	872,574

Tom Zaller	100,000	(1)	6.68	3.65	2016	229,547	581,716

Brian Wainger	100,000	(2)	6.6	1.70	2015	106,912	270,936

Brian Wainger	100,000	(2)	6.6	2.15	2015	135,212	342,655

Brian Wainger	100,000	(1)	6.6	3.65	2016	229,547	581,716

(1)	These options vest monthly on a pro rata basis over a 24 month period.

(2)	These options vest annually on a pro rata basis over a three year period.
     Exercise of Stock Options
     None of the named executives exercised options to purchase our common stock in fiscal year 2006. The table below shows aggregate amounts of outstanding options held by the named executives as of February 28, 2006.
Aggregated Option Exercises in Fiscal year 2006 and
Fiscal Year-End Option Values

			Number of Securities Underlying		Value of Unexercised In-the-
	Shares Acquired on	Value	Unexercised Options at Fiscal		Money Options at Fiscal
	Exercise	Realized	Year-End (#)		Year-End ($) (1)
	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Arnie Geller	—	—	650,000	—	2,365,500	—
Stephen Couture	—	—	6,250	143,750	2,375	54,625
Tom Zaller	—	—	254,167	95,833	939,083	36,417
Brian Wainger	—	—	4,167	295,833	1,583	457,417

(1)	Amounts in this column reflect the difference between the fair market value of the underlying securities at the end of fiscal year 2006 ($4.03 per share) and the exercise price of each option.

Employment Agreements
     Arnie Geller. Mr. Geller, our chairman of the board, president and chief executive officer is party to an employment agreement with the company that became effective on February 4, 2002. Mr. Geller’s employment agreement provides for him to receive an annual base salary of $330,750 with minimum 5% annual increases, and expires on February 4, 2011. In fiscal year 2006, Mr. Geller received a salary of $385,536 pursuant to his employment agreement as well as the cash bonus described below.
     Mr. Geller’s employment agreement provides that any bonuses to him will be paid at the discretion of the board of directors. His employment agreement further provides that Mr. Geller can elect to receive a portion of his base salary in shares of our common stock. For purposes of this election, the shares of our common stock to be issued to Mr. Geller are to be valued at 50% of the closing price on the date of the election. Under his employment agreement, if Mr. Geller were terminated without cause, he would become entitled to an immediate lump sum payment equal to the remaining base salary payments due under the remaining term of the employment agreement. Such payment could be in cash or in shares of our common stock valued at 50% of its closing bid price as of the date of Mr. Geller’s election (and in no event less than 299% of his base salary). Mr. Geller’s employment agreement also contains provisions that furnish him with a number of rights in the event that we experience a change in control. These provisions provide that upon a change of control, Mr. Geller shall continue to be employed by us on the same terms that he was employed immediately prior to its change in control. If the terms of Mr. Geller’s employment change following a change in control and he voluntarily terminates his employment, we must pay him a lump sum payment equal to 299% of his base salary.
     Mr. Geller’s employment agreement also entitled him to stock options to purchase 500,000 shares of common stock, which were immediately vested and exercisable. The exercise price for such options was $0.40 per share, which was the closing price of such shares as of February 1, 2002. Such options were exercisable for a period of ten years from the date of the employment agreement. Mr. Geller’s employment agreement also provides for an automobile allowance.
     On March 14, 2006, we amended Mr. Geller’s employment agreement to provide him with the ability to earn a quarterly cash bonus equal to 10% of the Company’s quarterly net income, provided certain revenue and profitability targets are met. The amendment became effective as of July 30, 2004, and we subsequently paid a cash bonus of $233,200 to Mr. Geller on February 9, 2006 in satisfaction of our obligations to him through the quarter ended August 31, 2005. On March 21, 2006, we entered into a Third Amendment to Mr. Geller’s employment agreement which terminated Mr. Geller’s ability to earn the above-described quarterly cash bonus.
     Tom Zaller. We entered into an employment agreement with Mr. Zaller, our vice president - exhibitions, on August 4, 2003. The agreement is for a term of three years at an annual base salary of $150,000. The agreement provides that Mr. Zaller’s base salary shall increase automatically by five percent each year for the term of the agreement and that any bonuses to him will be paid at the discretion of the board of directors. Mr. Zaller received an option to purchase 250,000 shares of our common stock at an exercise price of $0.28 per share, exercisable for ten years, as part consideration for the execution of his employment agreement.
     On March 14, 2006, we amended Mr. Zaller’s employment agreement to extend the agreement until January 27, 2009. The effective date of the amendment was deemed to be January 27, 2006. Under the amended agreement, Mr. Zaller received an option to purchase up to 100,000 shares of our common stock at an exercise price of $3.65 per share, the closing bid price of our common stock on the effective date of the amendment. The option vests in 24 equal monthly installments commencing January 27, 2006 and is exercisable for 10 years following such date. The amended agreement also provides that, upon a change of control, Mr. Zaller would continue to be employed by us on the same terms as he was previously employed. If, following a change of control, the terms of Mr. Zaller’s employment change, Mr. Zaller may voluntarily terminate his employment and we will become obligated to pay him a lump sum payment equal to 299% of his base salary. His employment agreement also contains standard non-competition and confidentiality provisions. The amended agreement also provides that if we terminate Mr. Zaller’s employment for any reason other than cause, Mr. Zaller shall be entitled to be paid a lump sum equal to 100% of his annual base salary until one year from the effective date of the amendment, 200% of his annual base salary until two years from the effective date of the amendment and 299% of his annual base salary until three years from the effective date of the amendment.

     Stephen Couture. We entered into a three-year employment agreement with Mr. Couture, our vice president and chief financial officer, effective as of February 1, 2006. Under the employment agreement, Mr. Couture receives an annual base salary of $210,000, which increases automatically by seven percent each year for the term of the agreement and any bonuses to him will be paid at the discretion of the board of directors. The employment agreement also contains provisions whereby Mr. Couture is entitled to a monthly office allowance, automobile allowance and apartment allowance. Under his employment agreement, Mr. Couture received a stock option to purchase 150,000 shares of common stock, at a price of $3.65 per share, which vests over a twenty-four month period and is exercisable for ten years. Mr. Couture’s employment agreement also contains provisions that furnish him with certain rights in the event we experience a change in control. These provisions provide that, upon a change of control, Mr. Couture will continue to be employed by us on the same terms that he was employed immediately prior to such change in control. If, following a change in control, the material terms of Mr. Couture’s employment change, Mr. Couture may voluntarily terminate his employment and we will become obligated to pay him a lump sum payment equal to 299% of his base salary. His employment agreement also contains standard non-competition and confidentiality provisions. If we terminate Mr. Couture’s employment for any reason other than cause, Mr. Couture shall be entitled to a lump sum payment equal to 100% of his annual base salary until his first anniversary date, 200% of his annual base salary on or after his first anniversary date, and 299% of his annual base salary on or after his second anniversary date.
     Brian Wainger. We entered into a three-year employment agreement with Brian Wainger, our vice president and chief legal counsel and corporate secretary, effective as of January 27, 2006. Under the employment agreement, Mr. Wainger receives an annual base salary of $173,250, which may be increased annually at the discretion of the board of directors, and he is eligible to receive bonuses and equity compensation awards determined by the board of directors. Under the agreement, Mr. Wainger received an option to purchase up to 100,000 shares of our common stock at an exercise price of $3.65 per share, the closing bid price of our common stock on the effective date of the agreement. The option vests in 24 equal monthly installments commencing January 27, 2006 and is exercisable for 10 years from such date. Mr. Wainger’s employment agreement also contains provisions that furnish him with certain rights in the event we experience a change in control. These provisions provide that, upon a change of control, Mr. Wainger will continue to be employed by us on the same terms that he was employed immediately prior to such change in control. If the terms of Mr. Wainger’s employment change following a change in control, we must pay him a lump sum payment equal to 299% of his base salary. If we terminate Mr. Wainger’s employment for any reason other than cause, Mr. Wainger shall be entitled to a lump sum payment equal to 100% of his annual base salary until his first anniversary date, 200% of his annual base salary on or after his first anniversary date, and 299% of his annual base salary on or after his second anniversary date. His employment agreement also contains standard non-competition and confidentiality provisions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     Two of our shareholders, Joseph Marsh and William Marino, lent us an aggregate of $500,000 on May 5, 2004. The loan was unsecured, and was for a term of five years. The interest rate for the loan was the prime rate plus six percent. The loan required quarterly payments by us of principal in the amount of $25,000 and accrued interest. In consideration of the loan, we also issued an aggregate of 30,000 shares of our common stock to these shareholders, which we recorded as deferred interest. On April 26, 2006, we paid off the outstanding balance of the loan.
     We issued an aggregate of 900,000 shares of our common stock to our president and chief executive officer, Arnie Geller, and our former chief financial officer, Gerald Couture, during the second quarter of fiscal year 2004 (600,000 of such shares were issued to Mr. Geller and 300,000 of such shares were issued to Mr. Couture). Mr. Couture passed away after a brief battle with cancer on July 7, 2005. We issued these shares to such officers in exchange for such officers tendering to us options they held to acquire up to 1,800,000 shares of our common stock. The exchange was necessary in order to ensure that we had an adequate number of shares of common stock available to complete our August 2004 private placement. The value of the exchange was $1,179,000, based on a price of $1.31 per share, which was the market price of a share of our common stock on the date of the exchange.
     A consulting firm, Couture & Company, Inc., in which our former chief financial officer, Gerald Couture, was a principal and in which our current vice president and chief financial officer, Stephen Couture, is a principal has rendered financial consulting services to us. Payment for these services amounted to $73,938, $3,165 and $8,922 for fiscal years 2006, 2005 and 2004, respectively.
     Judith Geller, our president and chief executive officer’s wife, is a consultant to the company and earned compensation of $182,692, plus $46,435 of medical payments and medical insurance during fiscal year 2006. Ms. Geller provides consulting on our exhibition design, development and installation and catalog design and development. In connection with her consulting services, on September 13, 2005, Ms. Geller was granted an option to buy 100,000 shares of common stock at an exercise price of $2.15 per share (which was the closing price of the stock on the date of grant). This option will vest pro rata over a three year period and will expire ten years from the date of grant.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of August 28, 2006 by:
•	each person or group known by us to own beneficially more than 5% of our outstanding common stock;

•	our directors and executive officers, as a group.
     As of August 28, 2006, a total of 28,139,603 shares of our common stock were issued and outstanding.
     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Under such rules, “beneficial ownership” is deemed to include shares for which the individual, directly or indirectly, has or shares voting or dispositive power, whether or not they are held for the individual’s benefit, and includes shares that may be acquired within 60 days by exercise of stock options.
     Unless otherwise indicated in the footnotes to the below table, each shareholder named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by that shareholder. Unless otherwise noted, the designated address of each individual listed in the table is Premier Exhibitions, Inc., 3340 Peachtree Road, N.E., Suite 2250, Atlanta, Georgia 30326.
Common Stock Ownership Table

	Common Stock Beneficially Owned
	Number of	Percentage of
Name of Beneficial Owner	Shares	Class (1)
More Than 5% Holders:
Joseph B. Marsh (2)	3,177,543	11.3%
William S. and Janice S. Gasparrini (3)	2,288,937	8.1%
Judith Geller (4)	1,508,333	5.4%
The Estate of Gerald Couture (5)	1,678,874	6.0%
Directors and Executive Officers:
Arnie Geller (6)	3,170,833	11.0%
Stephen Couture (7)	87,500	*
N. Nick Cretan (8)	275,000	1.0%
Douglas Banker (8)	297,000	1.0%
Alan Reed (9)	32,300	*
Brian Wainger (10)	108,388	*
Tom Zaller (10)	341,671	1.2%
Directors and executive officers as a group (seven persons) (11)	4,312,692	14.6%

*	Less than 1%

(1)	Based upon 28,139,603, that being the number of shares of common stock outstanding as of August 28, 2006.

(2)	The amount and percentage shown and the information in this footnote is derived from Mr. Marsh’s Statement of Changes in Beneficial Ownership on Form 4, filed with the Securities and Exchange Commission on August 23, 2006. Mr. Marsh’s address is 11006 Bridge House Road, Windemere, Florida 34786.

(3)	The amount and percentage shown and the information in this footnote is derived from Mr. and Mrs. William S. and Janice S. Gasparrini’s latest Schedule 13D filing, filed with the Securities and Exchange Commission on July 7, 2005. According to such Schedule 13D filing, Mr. Gasparrini has sole voting and dispositive power with respect to 544,994 of such shares and Mr. and Mrs. Gasparrini have shared voting and dispositive power with respect to 1,743,943 of such shares of common stock. Mr. Gasparrini’s address is 23 Oak Street, Greenwich, Connecticut 06830.

(4)	Includes 1,475,000 shares of common stock held as tenancy by the entireties by Judith Geller and her husband, Arnie Geller, and an option to purchase 33,333 shares of common stock.

(5)	Mr. Couture was our previous chief financial officer and passed away on July 9, 2005. The address for the Estate of Gerald Couture is 5310 North Central Avenue, Suite A, Tampa, Florida 33603. Stephen Couture, the Company’s vice president and chief financial officer and a director, is the personal representative of the Estate of Gerald Couture.

(6)	Includes 1,475,000 shares of common stock held as tenancy by the entireties by Mr. Geller and his wife, Judith Geller, options held by Mr. Geller to purchase 650,000 shares of common stock, and as option held by Judith Geller to purchase 33,333 shares of common stock.

(7)	Includes options to purchase 62,500 shares of common stock.

(8)	Includes options to purchase 150,000 shares of common stock.

(9)	Includes 4,000 shares of common stock held by Mr. Reed as custodian for his daughter, and 28,300 shares beneficially owned by Mr. Reed’s wife, Elizabeth A. Reed.

(10)	This number reflects options to purchase shares of common stock.

(11)	See footnotes 4 and 6-10 of this table. Includes 1,495,892 shares of our common stock that our directors and executive officers as a group may acquire within 60 days upon exercise of stock options.

DESCRIPTION OF COMMON STOCK
     The following description includes the material terms of our common stock. However, it is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation, with amendments, all of which have been filed as exhibits to the registration statement of which this prospectus is a part.
     Our authorized capital stock consists of 40,000,000 shares of common stock with a par value of $.0001 per share. No pre-emptive rights exist with respect to any of our common stock. Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of our common stock have no cumulative voting rights. Holders of our common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by our board of directors in its discretion, from funds legally available for any such dividends. In the event of a liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to a pro rata share of all assets remaining after payment in full of all liabilities.
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
     Our charter provides that we will indemnify our current and former directors, officers and employees against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement arising out of their services as directors, officers or employees of the company. Section 607.0850 of the Florida Business Corporation Act states that we have the power to indemnify any person made a party to any lawsuit by reason of being our director or officer against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
     Our employment agreements with our officers contain provisions requiring us to indemnify them to the fullest extent permitted by Florida law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling the company pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SELLING SHAREHOLDERS
The October 2005 Private Placement
     In October 2005, we completed a private placement of our securities, in which we sold units consisting of shares of our common stock and warrants to purchase shares of our common stock. Each unit consisted of 20,000 shares of common stock, par value $.0001 per share, at a price of $1.67 per share and a five-year warrant to purchase 13,320 shares of common stock at an exercise price of $2.50 per share. The units sold in the October 2005 private placement represented a total of 4,956,577 shares of our common stock. This total consists of 2,975,136 shares of our common stock and warrants to purchase up to 1,981,441 shares of our common stock. The warrants provide for customary anti-dilution adjustments in the event of stock splits, stock dividends, and recapitalizations. The warrants do not confer any voting rights or any other shareholder rights.
Registration Rights
     In connection with the October 2005 private placement, we entered into registration rights agreements with the selling shareholders who participated in the October 2005 private placement. Pursuant to those agreements, we are obligated to file a registration statement under the Securities Act to register the resale by the selling shareholders of all of the shares they received, or have the right to receive pursuant to the exercise of warrants, in the October 2005 private placement.
     The registration rights agreement contains deadlines by which we must use our commercially reasonable efforts to:
•	file the registration statement with the Securities and Exchange Commission;

•	respond to comments from the Securities and Exchange Commission concerning the contents of the registration statement;

•	have the registration statement declared effective; and

•	take certain other actions.
     We have filed a registration statement under the Securities Act to fulfill our obligations under the registration rights agreement, and this prospectus is part of that registration statement.
Selling Shareholder Information
     The following table presents information regarding the selling shareholders and the shares that they may offer and sell from time to time under this prospectus. This table is prepared based on information that has been supplied to us by the selling shareholders. The term “selling shareholders” includes the shareholders listed below as well as their transferees, pledgees, donees and other successors. The table assumes that the selling shareholders will sell all of the shares offered under this prospectus, including shares issuable upon the exercise of warrants. However, because the selling shareholders may offer all or some of their shares under this prospectus or in any other manner permitted by law, no assurances can be given as to the actual number of shares that will be sold by the selling shareholders or that will be held by the selling shareholders after their sales. Information concerning the selling shareholders may change from time to time. Changed information will be presented in a supplement to this prospectus as necessary and required by the rules of the Securities and Exchange Commission. Except for William Marino, each selling shareholder has advised us that he, she or it has had no material relationship with us or any of our predecessors or affiliates during the past three years. For additional information regarding Mr. Marino’s relationship with us, please see the section of this prospectus entitled “Certain Relationships and Related Transactions.”

     The ownership percentages shown in the table below are based on an aggregate of 28,139,603 shares of our common stock issued and outstanding as of August 28, 2006. We believe the information below under the column “Shares Owned Before the Offering” reflects all shares of our common stock owned by each selling shareholder shown.

	Shares Owned		Shares Owned
	Before the	Number of	After the Offering
Name	Offering	Shares Offered	Number	Percent
Forrest John Bahl	333,200	333,200	0	*
Philip Barone	183,260	183,260	0	*
Tisha Chen	41,650	41,650	0	*
Marc Cohen	33,320	33,320	0	*
Icon Capital Partners, LP	99,960	99,960	0	*
Alan Davidson	249,900	249,900	0	*
Margret Davidson	66,640	66,640	0	*
Marshall Davidson	33,320	33,320	0	*
M. St.-John Dinsmore	83,300	83,300	0	*
Jeanie Eastman	33,320	33,320	0	*
Donald Gage	33,320	33,320	0	*
Stuart Gauld	74,970	74,970	0	*
Bear Stearns Securities Corp As Custodian for Stuart Gauld	41,650	41,650	0	*
Douglas Gills	83,300	83,300	0	*
Jeffrey Glassman	24,940	24,940	0	*
Erik Goldring	249,900	249,900	0	*
Herbert Hardt	233,240	233,240	0	*
George Hart	83,300	83,300	0	*
John Harte MPP	33,320	33,320	0	*
Robert Kantor	99,960	99,960	0	*
Becker & Becker	99,960	99,960	0	*
William Kaplan	33,320	33,320	0	*
Sterne Agee & Leach Cust FBO Harvey Kohn	33,320	33,320	0	*
Kohn Family LTD Partnership	49,880	49,880	0	*
Helen Kohn	49,880	49,880	0	*
William Marino	246,408	246,408	0	*
Robert McLain	54,978	54,978	0	*
Anne McMillen	33,320	33,320	0	*
Kishor Mehta	33,320	33,320	0	*
Nancy Fisher O’Toole	66,640	66,640	0	*
Sarah Palmer	116,620	116,620	0	*
CrossCap Partners Enhanced, L.P.	435,951	435,951	0	*

	Shares Owned		Shares Owned
	Before the	Number of	After the Offering
Name	Offering	Shares Offered	Number	Percent
CrossCap Partners, L.P.	162,613	162,613	0	*
John Reynolds	83,300	83,300	0	*
John Reynolds	83,300	83,300	0	*
William Rogers	166,600	166,600	0	*
David Scher	166,600	166,600	0	*
Meyer Masters Lutl Pension Plan FBO Howard Shapiro	83,300	83,300	0	*
Howard Shapiro	166,600	166,600	0	*
Howard & Pam Shapiro	27,822	27,822	0	*
Howard & Dina Shapiro	27,822	27,822	0	*
Howard Shapiro A/C/F David Shapiro	27,822	27,822	0	*
Financial Trading Consultants	166,600	166,600	0	*
Michael Silverstein	33,320	33,320	0	*
Charles Schwab & Co., Inc Cust FBO Suzanne Veilleux	33,320	33,320	0	*
Michael Vitas	33,320	33,320	0	*
Kenneth Wasserman	41,650	41,650	0	*
Barry Weinstein	33,320	33,320	0	*
Jeffrey Zimmerman	249,900	249,900	0	*

Total:	4,956,577	4,956,577

*	Less than one percent

PLAN OF DISTRIBUTION
     The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded. Our common stock is currently quoted on the NASDAQ Capital Market. They may also sell the shares in private transactions in accordance with applicable law. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
     The selling shareholders may also sell shares of our common stock under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.
     The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute our common stock.
     We are required to pay certain fees and expenses incurred by us incident to the registration of the shares of our common stock.
LEGAL OPINION
     Harter Secrest & Emery LLP, of Rochester, New York, will pass upon the validity of the shares of common stock being offered pursuant to this prospectus.

EXPERTS
     Our consolidated financial statements as of February 28, 2006, February 28, 2005 and February 29, 2004 included in this prospectus have been audited by Kempisty and Company, Certified Public Accountants, P. C., independent registered accountants, as stated in their report included in this prospectus, and have been so included in reliance upon their authority as experts in accounting and auditing.
ADDITIONAL INFORMATION
     We are a public company, and we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy statements and other information may be read and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of such documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. All reports and other information that we file with the Securities and Exchange Commission are also available to the public from the Security and Exchange Commission’s web site at www.sec.gov, under our company name or our CIK number: 0000796764.
     We make available through our web sites our annual reports on Form 10-K, our quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file material with, or furnish it to, the Securities and Exchange Commission.
     This prospectus is part of a registration statement on Form S-1 that we have filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information about us, and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits, which may be obtained as described above.

[Outside Back Cover of Prospectus]
Dealer Prospectus Delivery Obligation
     Until                     , 2006 (25 days from the date of this prospectus), all dealers that effect transactions in these securities, whether or not participants in this offering, may be required to deliver a prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
          The following table provides information regarding the various anticipated expenses payable by us in connection with the issuance and distribution of the securities being registered. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling shareholders will be borne by the selling shareholders. All amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Nature of Expense	Amount
Registration fee	$2,190.36
Accounting fees and expenses	$5,000.00
Legal fees and expenses	$50,000.00
Transfer agent fees	$12,500.00
Printing and related fees	$50,000.00
Miscellaneous	$20,000.00

Total	$139,690.36

Item 14. Indemnification of Directors and Officers.
          Section 607.0850 the Florida Business Corporation Act permits the indemnification of directors and officers of Florida corporations. Our charter provides that we shall indemnify our directors and officers to the fullest extent permitted by Florida law.
          Under Florida law, we have the power to indemnify our directors and officers against claims arising in connection with their service to us except when a director’s or officer’s conduct involves: (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; or (d) willful misconduct or conscious disregard for our best interests in a proceeding by or in the right of a shareholder.
          In addition, we have entered into employment agreements with certain of our directors and officers that contain provisions requiring us to indemnify them to the fullest extent permitted by Florida law. The indemnification agreements require us to indemnify our directors and officers to the extent permitted by our charter and to advance their expenses incurred in connection with a proceeding with respect to which they are entitled to indemnification.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or persons in control pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
          Our charter limits the liability of current and former directors for monetary damages if they have acted in good faith and conformed to a standard of reasonable care. Furthermore, and notwithstanding anything to the contrary in our charter or bylaws, Section 607.0831 of the Florida Business Corporation Act limits the liability of directors for monetary damages for any statement, vote, decision or failure to act relating to management or policy of the corporation unless he or she breached or failed to perform her duties as a director, and the breach or failure constitutes: (a) a violation of criminal law, unless the director had reasonable cause to believe the conduct was lawful or had no reasonable cause to believe it was unlawful; (b) a transaction from which the director derived an improper personal benefit; (c) an unlawful distribution; (d) in a proceeding by or in the right of the corporation or one or more of our shareholders, conscious disregard for our best interests or willful misconduct; or (e) in a proceeding brought by someone other than the corporation or one or more of our shareholders, recklessness or an act or omission committed in bad faith, with malicious purpose, or in a manner exhibiting willful disregard of human rights, safety or property.
          We have purchased insurance with respect to, among other things, the liabilities that may arise under the statutory provisions referred to above. Our directors and officers are also insured against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they are not indemnified by us.
Item 15. Recent Sales of Unregistered Securities.
          We have issued the following unregistered securities within the last three years:
          At various times during our 2003, 2004 and 2005 fiscal years, we issued an aggregate of 1,725,000 shares of our common stock and an aggregate of 2,750,000 options and 500,000 warrants to purchase shares of our common stock to our directors, employees and consultants, in each case as compensation for their services to us. The issuances of these shares and warrants were exempt under Section 4(2) of the Securities Act of 1933, as amended, as sales not involving a public offering.
          During May 2004, we issued 30,000 shares of our common stock to two of our existing shareholders in partial consideration for a $500,000 loan made by them to us. The issuance of these shares was exempt under Section 4(2) of the Securities Act of 1933, as amended, as a sale not involving a public offering.
          During May 2004, we issued warrants to purchase 500,000 shares of our common stock to a consultant in consideration of services rendered to us by the consultant. The issuance of these warrants was exempt under Section 4(2) of the Securities Act of 1933, as amended, as a sale not involving a public offering. Through August 10, 2006, an aggregate of 190,260 of such warrants have been exercised and we have received approximately $285,391 in connection with such warrant exercises.
          All unregistered securities offered as consideration for services rendered were valued at their fair market value at the date of issuance.
          During August 2004 we issued 900,000 shares of our common stock to two of our executive officers. These shares were issued in exchange for the redemption of options held by those officers to acquire 1,800,000 shares of our common stock. The value of this exchange was $1,179,000, or $1.31 per share, the market price of the common stock at the time of this transaction. The issuance of these shares was exempt under Section 4(2) of the Securities Act of 1933, as amended, as a sale not involving a public offering.
          In August 2004, we issued 1,469,927 shares of our common stock and warrants to purchase 441,003 shares of our common stock to accredited investors in a private placement pursuant to Regulation D under the Securities Act of 1933, as amended. The gross proceeds of this issuance were $1,514,000, and the net proceeds to us were $1,278,000 after fees, expenses and other costs. The issuance of these shares and the warrants was exempt under Regulation D and under Section 4(2) of the Securities Act of 1933, as amended, as a sale not involving a public offering.
          In connection with the August 2004 private placement, we issued warrants to purchase 293,985 shares of our common stock, at an exercise price of $1.50 per share, to the selected dealer that assisted us with the private placement as partial consideration for the services rendered to us by that selected dealer. The issuance of these warrants was exempt under Section 4(2) of the Securities Act of 1933, as amended, as a sale not involving a public offering.

          In March 2005, through a newly formed wholly owned subsidiary, Premier Acquisitions, Inc. (PAI), a Nevada corporation, we entered into a letter agreement to acquire all the membership interests in Exhibitions International, LLC (“EI”), a Nevada LLC. EI held certain exclusive licensing rights to certain anatomical specimens and exhibitry. The acquisition of EI was principally funded in two tranches, first on April 25 and then on May 2, 2005 and was completed as follows: (1) a cash payment by PAI for 100% of the membership interests of EI in the amount of $2,082,000; (2) The assumption of $750,000 of debt; (3) the issuance of 200,000 shares of our common stock valued at $1.54 per share on the date of grant; and (4) the issuance of 300,000 warrants to acquire our common stock. The warrants are exercisable for three years and have the following exercise prices: 100,000 warrants are exercisable at $1.25 per share; 100,000 warrants are exercisable at $1.50 per share; and 100,000 warrants are exercisable at $1.75 per share. The issuance of these shares and the warrants was exempt under Regulation D and under Section 4(2) of the Securities Act of 1933, as amended, as a sale not involving a public offering.
          In April 2005, we received $500,000 for the purchase of 300,000 shares of our common stock from a joint venture party as consideration for a co-production undertaking. The issuance of these shares was exempt under Section 4(2) of the Securities Act of 1933, as amended, as a sale not involving a public offering.
          In October 2005, we completed a private placement of our securities, in which we sold units consisting of shares of our common stock and warrants to purchase shares of our common stock. Each unit consisted of 20,000 shares of common stock, par value $.0001 per share, at a price of $1.67 per share and a five-year warrant to purchase 13,320 shares of common stock at an exercise price of $2.50 per share. The units sold in the October 2005 private placement represented a total of 4,956,577 shares of our common stock. This total consists of 2,975,136 shares of our common stock and warrants to purchase up to 1,981,441 shares of our common stock. The aggregate offering price for the private placement was $4,968,478. The issuance of these shares and warrants was exempt under Regulation D and under Section 4(2) of the Securities Act of 1933, as amended, as a sale not involving a public offering.
          We issued 207,000 shares of our common stock between March 1 and August 28, 2006 for the exercise of warrants issued in connection with our acquisition of Exhibitions International, LLC. Such securities were exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to the exception provided by Section 4(2) of such Act. We received approximately $310,500 in connection with such warrant exercises.
          We issued 1,169,841 shares of our common stock for the exercise of employee stock options between March 1 and August 16, 2006. Such securities were exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to the exception provided by Section 4(2) of such Act. We received approximately $624,366 in connection with such option exercises.

Item 16. Exhibits.

				Incorporated by Reference
Exhibit	Exhibit	Filed	Filed
No.	Description	Previously	Herewith	Form	Exhibit	Filing Date

2.1	Agreement and Plan of Merger, dated October 13, 2004, among the Registrant, RMS Titanic, Inc. and RMST Mergersub, Inc.			8-K	2.3	10-20-04

3.1	Articles of Incorporation of the Registrant			8-K	3.1	10-20-04

3.2	Amendment to Articles of Incorporation	X

3.3	Bylaws of the Registrant			8-K	3.2	10-20-04

4.1	Form of the Registrant’s Common Stock Certificate			8-K/A	4.1	11-01-04

4.2	Registrant’s 2004 Stock Option Plan and Form of Stock Option			8-K	10.2	10-20-04

4.3	Registrant’s 2000 Stock Option Plan and Form of Stock Option			8-K	10.1	10-20-04

4.4	Registrant’s Amended and Restated 2000 Stock Option Plan (Form of Stock Option included in Exhibit 4.3)			DEF 14A	A	06-28-06

5.1	Form of Legal Opinion of Harter Secrest & Emery LLP	X

10.1	Lease dated March 27, 2000 for offices in Atlanta, Georgia			10-K	10.25	06-13-00

10.2	Employment Agreement dated February 4, 2002 between the Registrant and Arnie Geller			10-K	10.23.8	06-18-02

10.3	Form of Lease dated October 16, 2001 for the Registrant’s offices and warehouse in Atlanta, Georgia			10-K	10.34	06-18-02

10.4	United States Court of Appeals R.M.S. Titanic, Inc. v. The Wrecked and Abandoned Vessel. Opinion No. 01-2227			8-K	10.1	04-30-02

10.5	Lease Amendment dated August 8, 2003 for the Registrant’s offices in Atlanta, Georgia			10-K	10.49	06-15-04

				Incorporated by Reference
Exhibit	Exhibit	Filed	Filed
No.	Description	Previously	Herewith	Form	Exhibit	Filing Date

10.6	First Amendment, dated April 10, 2004, to Employment Agreement between the Registrant and Arnie Geller			10-K	10.50	06-15-04

10.7	Employment Agreement dated August 4, 2003 between the Registrant and Tom Zaller			10-K	10.54	06-15-04

10.8	Registration Rights Agreement, dated August 18, 2004, among the Registrant, Laidlaw & Company (UK) Ltd. (f/k/a Sands Brothers International Limited) and certain purchasers identified therein			10-Q	10.57	10-13-04

10.9	Assumption Agreement, dated October 13, 2004, between the Registrant and RMS Titanic, Inc.			8-K	99.1	10-20-04

10.10	Form of Registration Rights Agreement from October 2005 private placement	X

10.11	October 2004 Lease Amendment re warehouse space	X

10.12	November 2005 Lease Amendment to lease for offices in Atlanta, Georgia			10-Q	10.2	01-17-06

10.13	Acquisition Letter Agreement among Premier Acquisitions, Inc. and Exhibitions International, LLC, et al. dated March 7, 2005			10-Q	10.1	7-14-05

10.14	Form of $500,000 Promissory Note dated June 2004 from RMS Titanic, Inc. payable to Joseph Marsh and William Marino	X

10.15	Joint Venture Agreement between the Registrant and SAM Tour (USA), Inc. dated April 13, 2005, and as amended August 19, 2005	X

10.16	$2,425,000 Promissory Note dated April 13, 2005 between Registrant as Maker and SAM Tour (USA), Inc. as Payee	X

				Incorporated by Reference
Exhibit	Exhibit	Filed	Filed
No.	Description	Previously	Herewith	Form	Exhibit	Filing Date

10.17	Form of Security Agreement between Registrant as debtor and SAM Tour (USA), Inc. as secured party, dated as of May 11, 2005	X

10.18	Form of Security Agreement between RMS Titanic, Inc. as debtor and SAM Tour (USA), Inc. as secured party, dated as of May 11, 2005	X

10.19	Revised Term Sheet between RMS Titanic, Inc and Legal Access Technologies, Inc. dated November 30, 2005			10-Q	10.3	1-17-06

10.20	Promissory Note dated December 14, 2005 executed by the Company in favor of Bank of America, N.A.			8-K	99.1	1-13-06

10.21	Commercial Security Agreement dated December 14, 2005 between the Company and Bank of America, N.A.			8-K	99.2	1-13-06

10.22	UCC Lien Subordination Agreement dated January 9, 2006 between Bank of America, Inc. and Sam Tour (USA), Inc.			8-K	99.3	1-13-06

10.23
Settlement Agreement dated January 30, 2006 and approved by the United States District Court for the Eastern District of Virginia in connection with the settlement of Lawrence D’Addario v. Arnie Geller, Gerald Couture, Joe Marsh and R.M.S. Titanic, Inc.
		X

10.24	Employment Agreement dated February 21, 2006 between the Registrant and Stephen Couture			8-K	99.1	02-24-06

10.25	Employment Agreement dated March 14, 2006 between the Registrant and Brian Wainger			8-K	99.1	03-20-06

10.26	First Amendment, dated March 14, 2006, to Employment Agreement between the Registrant and Tom Zaller			8-K	99.2	03-20-06

				Incorporated by Reference
Exhibit	Exhibit	Filed	Filed
No.	Description	Previously	Herewith	Form	Exhibit	Filing Date

10.27	Second Amendment, dated March 14, 2006, to Employment Agreement between the Registrant and Arnie Geller			8-K	99.3	03-20-06

10.28	Third Amendment, dated March 21, 2006, to Employment Agreement between the Registrant and Arnie Geller			8-K	99.1	03-21-06

10.29	Form of Exhibition Tour Agreement between the Registrant and Dr. Hong-Jin Sui and Dr. Shuyan Wang President of Dalian Hoffen Bio Technique Company Limited			10-K	10.29	06-01-06

10.30	Note and Agreement dated as of June 27, 2006 between the Registrant and Bank of America, N.A.			8-K	99.1	07-07-06

10.31	Third Amendment dated May 1, 2006 to that Certain Tower Place Office Lease dated March 27, 2000			10-Q	10.1	07-14-06

10.32	Settlement Agreement and Mutual Special Release between Premier Exhibitions, Inc. and William Morris Agency dated June 1, 2006			10-Q	10.2	07-14-06

11.1	Computation of Earnings Per Share (See Notes to Financial Statements)	X

21.1	Subsidiaries of the Registrant	X

23.1	Form of Consent of Harter Secrest & Emery LLP (Included in Exhibit 5.1)	X

23.2	Consent of Kempisty & Company, Certified Public Accountants, P.C.		X

24.1	Power of Attorney	X

Item 28. Undertakings.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
          In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
          The Registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
                (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES
     In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on August 31, 2006.

Premier Exhibitions, Inc.
/s/ Arnie Geller
Arnie Geller
President and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date	Signature	Title

August 31, 2006	/s/ Arnie Geller	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
Arnie Geller

August 31, 2006	/s/ Stephen Couture	Vice President and Chief Financial Officer, Director (Principal Financial Officer and Principal Accounting Officer)
Stephen Couture

August 31, 2006	/s/ Douglas Banker	Director
Douglas Banker

August 31, 2006	/s/ N. Nick Cretan	Director
N. Nick Cretan

August 31, 2006	/s/ Alan Reed	Director
Alan Reed

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Premier Exhibitions, Inc.
We have audited the accompanying consolidated balance sheets of Premier Exhibitions, Inc. and its subsidiaries as of February 28, 2006 and February 28, 2005, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended February 28, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Exhibitions, Inc. and its subsidiaries as of February 28, 2006 and February 28, 2005 and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ Kempisty & Company CPAs, P.C.
Kempisty & Company
Certified Public Accountants, P. C.
New York, New York
May 31, 2006

Premier Exhibitions, Inc. and Subsidiaries
Consolidated Balance Sheets

	February 28,	February 28,
	2005	2006
Assets
Current assets:
Cash and cash equivalents (Note 3)	$1,258,000	$4,129,000
Marketable securities (Note 3)	—	570,000
Accounts receivable	1,057,000	1,585,000
Prepaid and refundable taxes	222,000	—
Prepaid expenses and other current assets (Note 3)	1,405,000	3,458,000

Total current assets	3,942,000	9,742,000

Artifacts owned, at cost (Note 2)	4,476,000	4,476,000
Salvor’s lien (Note 2)	1,000	1,000
Salvor-in-possession rights (Note 2)	879,000	879,000
Property and equipment, net (Note 3)	738,000	2,033,000
Exhibition licenses, net (Note 3)	685,000	3,607,000
Deferred income taxes (Note 4)	—	2,100,000
Other assets	43,000	132,000

	$10,764,000	$22,970,000

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (Note 3)	1,660,000	1,038,000
Deferred revenue	1,000,000	300,000
Notes payable	425,000	1,350,000

Total current liabilities	3,085,000	2,688,000

Commitments and contingencies	—	—

Stockholders’ equity:
Common stock; $.0001 par value; authorized 40,000,000 shares; issued and outstanding 22,299,939 and 26,062,089 shares at February 28, 2005 and 2006, respectively	2,000	3,000
Common stock payable	—	920,000
Additional paid-in capital	20,316,000	27,178,000
Accumulated deficit	(12,665,000)	(7,717,000)
Accumulated other comprehensive income (loss)	26,000	(102,000)

Total stockholders’ equity	7,679,000	20,282,000

	$10,764,000	$22,970,000

The accompanying notes are an integral part of the consolidated financial statements.

Premier Exhibitions, Inc. and Subsidiaries
Consolidated Statements of Operations

	Year Ended	Year Ended	Year Ended
	February 29,	February 28,	February 28,
	2004	2005	2006
Revenue:
Exhibition revenues	$2,677,000	$6,320,000	$12,217,000
Merchandise and other	119,000	507,000	722,000
Sale of coal	68,000	30,000	102,000

Total revenue	2,864,000	6,857,000	13,041,000

Cost of revenue:
Exhibition costs	—	2,891,000	2,672,000
Cost of merchandise sold	110,000	257,000	102,000
Cost of coal sold	21,000	9,000	10,000

Total cost of revenue (exclusive of depreciation and amortization shown separately below)	131,000	3,157,000	2,784,000

Gross profit	2,733,000	3,700,000	10,257,000

Operating expenses:
General and administrative	3,402,000	4,397,000	6,620,000
Depreciation and amortization	253,000	378,000	911,000
Litigation settlement	175,000	—	—
Loss on sale of fixed assets	—	356,000	84,000

Total operating expenses	3,830,000	5,131,000	7,615,000

Income (loss) from operations	(1,097,000)	(1,431,000)	2,642,000

Other income and expenses:
Interest income	9,000	2,000	85,000
Interest expense	—	(46,000)	(47,000)
Other income	—	—	168,000

Total other income and expenses	9,000	(44,000)	206,000

Income (loss) before provision for income taxes	(1,088,000)	(1,475,000)	2,848,000

Provision (benefit) for income taxes	—	—	(2,100,000)

Net income (loss)	$(1,088,000)	$(1,475,000)	$4,948,000

Net income (loss) per share:
Basic income (loss) per common share	$(0.06)	$(0.07)	$0.21

Diluted income (loss) per common share	$(0.06)	$(0.07)	$0.18

Shares used in basic per share calculations	18,960,047	20,818,898	24,081,186

Shares used in diluted per share calculations	18,960,047	20,818,898	28,230,491

The accompanying notes are an integral part of the consolidated financial statements.

Premier Exhibitions, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity and Comprehensive Loss
Years ended February, 29, 2004, February 28, 2005, and February 28, 2006

						Accumulated
	Common Stock		Common	Additional		Other
	Number of		Stock	Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Payable	Capital	Deficit	Income (Loss)	Equity
Balance, February 28, 2003	18,675,047	$2,000	$	$16,650,000	$(10,102,000)	$—	$6,550,000

Common stock issued for services	450,000	—		108,000	—	—	108,000
Issuance of compensatory stock options	—	—		434,000	—	—	434,000
Net loss	—	—		—	(1,088,000)	—	(1,088,000)

Balance, February 29, 2004	19,125,047	$2,000	$—	$17,192,000	$(11,190,000)	$—	$6,004,000

Common stock issued for services	805,000	—		277,000	—	—	277,000
Issuance of common stock in exchange for options	900,000	—		1,569,000	—	—	1,569,000
Issuance of common stock in equity raise	1,469,892	—		1,278,000	—	—	1,278,000
Net loss	—	—		—	(1,475,000)	—	(1,475,000)
Foreign currency translation gain						26,000	26,000

Balance, February 28, 2005	22,299,939	$2,000	$—	$20,316,000	$(12,665,000)	$26,000	$7,679,000

Common stock issued for exercise of warrants and options	81,000	—	97,000	69,000	—	—	166,000
Common stock issued for equity investment	300,000	—		500,000	—	—	500,000
Common stock and warrants issued for acquisition	200,000	—		608,000	—	—	608,000
Common Stock issued in exchange for surrender of warrants	200,000	—		—	—	—	—
Common Stock and warrants issued for private placement	2,975,136	—		4,968,000	—	—	4,968,000
Issuance of employee stock options	—	—		256,000	—	—	256,000
Issuance of consulting warrants	—	—		462,000	—	—	462,000
Issuance of consulting stock for services		—	823,000	—	—	—	823,000
Net income	—	—		—	4,948,000	—	4,948,000

Other comprehensive loss:							—
Unrealized loss on marketable securities	—	—	—	—	—	(98,000)	(98,000)
Foreign currency translation loss	—	—	—	—	—	(30,000)	(30,000)

Total other comprehensive loss	—	—	—	—	—	(128,000)	(128,000)

Balance, February 28, 2006	26,056,075	$3,000	$920,000	$27,178,000	$(7,717,000)	$(102,000)	$20,282,000

The accompanying notes are an integral part of the consolidated financial statements.

Premier Exhibitions, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended	Year Ended	Year Ended
	February 29,	February 28,	February 28,
	2004	2005	2006
Cash flows from operating activities:
Net income (loss)	$(1,088,000)	$(1,475,000)	$4,948,000

Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	253,000	378,000	911,000
Issuance of common stock for interest expense	—	6,000	—
Issuance of common stock in exchange for options	—	1,569,000	—
Issuance of common stock and warrants for services	108,000	277,000	1,285,000
Issuance of compensatory stock options	434,000	—	256,000
(Increase) decrease in cost of artifacts	—	3,000	(1,000)
Loss on disposal of fixed assets	—	356,000	84,000
Other income from default on sale of Carpathia	—	—	(168,000)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(225,000)	(704,000)	(528,000)
(Increase) decrease in deferred income taxes	—	—	(2,100,000)
(Increase) decrease in prepaid and refundable taxes	290,000	(1,000)	222,000
(Increase) decrease in prepaid expenses and other current assets	618,500	(1,031,500)	(2,053,000)
(Increase) decrease in other assets	(715,000)	39,000	596,000
Increase (decrease) in deferred revenue	(735,000)	1,000,000	(700,000)
Increase (decrease) in accounts payable and accrued liabilities	135,000	411,000	(622,000)

Total adjustments	163,500	2,302,500	(2,818,000)

Net cash provided by operating activities	(924,500)	827,500	2,130,000

Cash flows used by investing activities:
Purchases of property and equipment	(21,000)	(964,000)	(1,774,000)
Investment in salvor-in-possession rights	—	(879,000)	—
Purchase of exhibition licenses	(452,500)	(232,500)	(2,082,000)
Proceeds from sale of fixed assets	—	230,000	—
Purchase of certificate of deposit	—	—	(500,000)

Net cash used by investing activities	(473,500)	(1,845,500)	(4,356,000)

Cash flows from financing activities:
Proceeds from notes payable	—	500,000	2,425,000
Principal payments on notes payable	—	(75,000)	(2,932,000)
Proceeds from option and warrant exercises	—	—	166,000
Proceeds from sale of common stock	—	1,278,000	5,468,000

Net cash provided by financing activities	—	1,703,000	5,127,000

Effects of exchange rate changes on cash and cash equivalents	—	26,000	(30,000)

Net increase (decrease) in cash and cash equivalents	(1,398,000)	711,000	2,871,000
Cash and cash equivalents at beginning of year	1,945,000	547,000	1,258,000

Cash and cash equivalents at end of year	$547,000	$1,258,000	$4,129,000

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$—	$40,000	$39,000

     Supplemental disclosure of non-cash investing and financing activities:
During the year ended February 28, 2006, the Company issued 200,000 shares of its common stock and 300,000 warrants to acquire its common stock in conjunction with its acquisition of Exhibitions International, LLC. The value of the Common Stock was $308,000 and the estimated value of the warrants was approximately $299,000. The Company also assumed approximately $750,000 of the debt of Exhibitions International, LLC. These values are included in exhibition licenses in the Company’s financial statements.
The accompanying notes are an integral part of the consolidated financial statements.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1. Business, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
     Premier Exhibitions, Inc. initially conducted business as Titanic Ventures Limited Partnership (“TVLP”). In 1993, the Company acquired all of TVLP’s assets and assumed all of TVLP’s liabilities. The transaction was accounted for as a “reverse acquisition” with TVLP deemed to be the acquiring entity. Premier Exhibitions, Inc. and TVLP are referred to as the “Company” as the context dictates.
     Effective at the close of business on October 14, 2004, the Company reorganized into a holding company structure whereby Premier Exhibitions, Inc. became the holding company of RMS Titanic, Inc., a wholly-owned subsidiary of the Company. RMS Titanic, Inc. is the entity that conducts the Company’s Titanic exhibitions.
     The reorganization into a holding company structure was effected through the formation of Premier Exhibitions, Inc. as a wholly owned subsidiary of RMS Titanic, Inc. and the formation of RMST MergerSub, Inc., a Florida corporation, as a wholly owned subsidiary of Premier Exhibitions, Inc. An agreement and plan of merger dated October 13, 2004 between RMS Titanic, Premier Exhibitions, and MergerSub provided for the merger of MergerSub with and into RMS Titanic, Inc. with RMS Titanic, Inc. as the surviving corporation. As a result of the merger, RMS Titanic, Inc. became a wholly-owned subsidiary of the Company, and each outstanding share of common stock of RMS Titanic, Inc. issued and outstanding immediately prior to the merger was converted into one share of Premier Exhibitions, Inc. common stock. Also pursuant to the merger agreement, each option to purchase RMS Titanic, Inc. common stock was converted into an option to purchase, on the same terms and conditions, an identical number of shares of Premier Exhibitions, Inc. common stock.
     In June 2000, the Company established a wholly-owned United Kingdom subsidiary, Danepath Ltd., for the purpose of purchasing the research vessel, RRS Challenger, a 178 foot- 1050 ton ship that was to be utilized in the expedition to the RMS Titanic wreck site during that summer. This vessel was acquired on June 30, 2000 from the Natural Environment Research Council, a British governmental agency. The name of the vessel was changed to the SV Explorer. On April 2, 2002, the Company sold its Danepath subsidiary to Argosy International Ltd., an affiliated party. In January 2003, in settlement of an outstanding obligation from Argosy, the Company acquired the vessel, the SV Explorer, and related marine equipment in a wholly owned United Kingdom subsidiary of the Company, Seatron Limited. On January 21, 2005, the Company sold the SV Explorer for $167,000 to Formaes ApS. Skelgaardsvej 10, DK-9340 Asss, a Denmark company. The sale resulted in a loss of $440,000 during the years ended February 28, 2005 and 2006.
     In May 2001, the Company acquired the ownership rights to the shipwreck the RMS Carpathia. The Carpathia was the vessel that rescued the survivors from the Titanic. The asset is valued at a cost of ($1,374,000) which is the un-amortized value of other intangible assets purchased by the Company in April 2000 from this same entity ($555,000), plus the fair market value of 1,104,545 newly issued shares of common stock ($819,000).
     On March 6, 2002, in a separate agreement, the Company sold to Argosy International, for minimal consideration, its 100% ownership interest in White Star Marine Recovery, Ltd. That sale terminated the Company’s obligation under an agreement with Argosy International for the consulting services of Graham Jessop. At the time of this sale, White Star Marine Recovery had no assets other than this consulting contract.
     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated.
     The Company was formed in 1987 for the purposes of exploring the wreck and surrounding oceanic area of the vessel the Titanic; obtaining oceanic material and scientific data available in various forms, including still and moving photography and artifacts (together “Artifacts”) from the wreck site, and utilizing such data and Artifacts in revenue-producing activities such as touring exhibitions, television programs and the sale of still photography. The Company also earns revenue from the sale of coal and Titanic-related products.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     The Company was declared salvor-in-possession of the Titanic pursuant to a judgment entered in the Federal District Court for the Eastern District of Virginia. On April 12, 2002, the United States Court of Appeals for the Fourth Circuit (the “Fourth Circuit”) affirmed two orders of the United States District Court for the Eastern District of Virginia, Norfolk Division. R.M.S. Titanic, Inc. v. The Wrecked and Abandoned Vessel..., 2002 U.S. App. LEXIS 6799 (4th Cir. 2002). Dated September 26, 2001 and October 19, 2001, these orders restricted the sale of Artifacts recovered by the Company from the Titianic wreck site. In rendering its opinion, the Fourth Circuit reviewed and declared ambiguous the June 7, 1994 order of the District Court that had awarded ownership to the Company of all items then salvaged from the wreck of the Titanic as well as all items to be salvaged in the future by the Company so long as the Company remained salvor-in-possession of the Titanic. Having found the June 7, 1994 order ambiguous, the Fourth Circuit reinterpreted the order to convey only possession, not title, pending determination of a salvage award.
     As a consequence of the Fourth Circuit’s decision, the Company reviewed the carrying cost of Artifacts recovered from Titanic expeditions to determine impairment of values. Up until the ruling by the Fourth Circuit, the Company was carrying the value of the artifacts that it recovered from the Titanic wreck site at the respective costs of the expeditions, as the Company believed it was the owner of all Artifacts recovered. The Company had relied on ownership being granted by the United States District Court in the June 7, 1994 Order. As a consequence of this review and in compliance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 142- Impairment of Long-Lived Assets and SFAS No. 121- The Valuation of Non-Goodwill Intangibles, it was determined that an impairment of realizable values had occurred because of the Fourth Circuit’s ruling that removed ownership of certain Artifacts from the Company that were under the jurisdiction of the United States District Court. The District Court has jurisdiction of all Artifacts that have been recovered from the Titanic wreck site, except for 1,800 Artifacts recovered in the Company’s 1987 expedition to the titanic. These 1987 Artifacts were previously granted to the Company by the government of France in 1993. Furthermore, the salvor’s lien that the Fourth Circuit Court acknowledged the Company was entitled to under its salvor-in-possession status could not be quantified other than for a de minimus amount because of the uncertainty of the wide latitude given a United States Federal Maritime Court to apply the Blackwall factors for a salvor’s award and the adjustment to such an award, if any, for revenues the Company may have derived from the Artifacts. In this process of determining the appropriate award, courts generally rely on the six factors set out in The Blackwall, 77. U.S. (10 Wall.) 1,14 (1869) that include: (1) the labor expended by the salvors in rendering the salvage service; (2) the promptitude, skill, and energy displayed in rendering the service and saving the property; (3) the value of the property employed by the salvors in rendering the service, and the danger to which such property was exposed; (4) the risk incurred by the salvors in securing the property from the impending peril; (5) the value of the property saved and (6) the degree of danger from which the property was rescued. Therefore an impairment charge of an amount equal to the costs of recovery for all expeditions after 1987, net of tax benefit, was established less a re-classification of $1,000, a de minimus amount, for the value of a salvor’s lien.
     In August 2004, the Company conducted its seventh research and recovery expedition to the Titanic wreck site and was successful in obtaining over 75 artifacts. An important aspect of this expedition was for the Company to preserve its sole and exclusive rights as salvor- in-possession as conferred upon it by the U.S. Federal District Court for the Eastern District of Virginia. The cost of this expedition was $879,000 and is classified as salvor-in-possession rights in the financial statements at February 28, 2005 and 2006. In its January 31, 2006 opinion, the Appellate Court ruled that the Company must seek a salvage award under the law of salvage. The award can be satisfied by either paying the Company a cash award or by conveying it title to the remaining artifacts. The Company evaluates and records impairment losses, as circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by the asset is less than the carrying amount of the asset. No such events have occurred with regard to its salvor-in-possession rights.
     Since August 1987, the Company has completed seven expeditions to the wreck site of the Titanic and has recovered approximately 5,500 Artifacts, including a large section of the Titanic’s hull and coal from the wreck site.
     Costs associated with the care, management and preservation of recovered Artifacts are expensed as incurred. A majority of the Artifacts not in exhibition are located within the United States.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     To ascertain that the aggregate net realizable value (“NRV”) of the Artifacts exceeds the direct costs of recovery of such Artifacts, the Company evaluates various evidential matters. Such evidential matters includes documented sales and offerings of Titanic-related memorabilia, insurance coverage obtained in connection with the potential theft, damage or destruction of all or part of the Artifacts and other evidential matter regarding the public interest in the Titanic.
     At each balance sheet date, the Company evaluates the period of amortization of intangible assets. The factors used in evaluating the period of amortization include: (i) current operating results, (ii) projected future operating results, and (iii) other material factors that affect the continuity of the business.
     Management believes that the carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value as a result of the short-term maturities of these instruments.
     The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts. The Company considers highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. The Company’s cash equivalents are primarily invested in commercial paper, money market funds, and U.S. government-backed securities. The Company performs periodic evaluations of the relative credit standing of the financial institutions and issuers of its cash equivalents.
     Marketable securities which are available for sale are carried at fair value and the net unrealized gains and losses, net of the related tax effect, computed in marking these securities to market have been reported within stockholders’ equity.
     Accounts receivable are customer obligations due under normal trade terms. The Company uses the allowance method to account for uncollectible accounts receivable. The Company regularly evaluates the need for an allowance for uncollectible accounts by taking into consideration factors such as the type of client; governmental agencies or private sector; trends in actual and forecasted credit quality of the client, including delinquency and late payment history; and current economic conditions that may affect a client’s ability to pay. The Company’s bad debt expense and allowance for doubtful accounts for its fiscal years ended February 28, 2005 and 2006, and for the quarter ended May 31, 2006, was $0 in each such period. The Company’s policy is to write-off as uncollectible amounts not collected within 120 days, unless legal proceedings have been implemented to attempt to collect such amounts. In certain circumstances, and depending on customer creditworthiness, the Company may require a bank letter of credit to guarantee the collection of its receivables.
     Prepaid expenses consist of prepaid consulting and services that are amortized over the term of the agreements, prepaid lease payments that are expensed when earned, and reimbursable expenses that are capitalized and recovered from each venue or our co-production partner.
     Exhibition licenses represent exclusive rights to exhibit certain anatomical specimens and organs paid for the use of the licensor’s technology, documentation, and know-how with respect to the plastination of human body specimens and organs. Depending upon the agreement with the rights holder, the Company may obtain the rights to use anatomical specimens and organs in multiple exhibitions over multiple years.
     The Company evaluates the future recoverability of capitalized exhibition licenses on a quarterly basis or when events or circumstances indicate the capitalized license may not be recoverable. The recoverability of capitalized exhibition license costs is evaluated based on the expected performance of the exhibitions in which the anatomical specimens and organs are to be used. As the Company’s exhibition licenses extend for multiple exhibitions over multiple years, the Company also assesses the recoverability of capitalized exhibition license costs based on certain qualitative factors such as the success of other exhibitions utilizing anatomical specimens and whether there are any anatomical specimen-related exhibitions planned for the future. The Company expenses exhibition license costs when it believes such amounts are not recoverable. Capitalized exhibition license costs for those exhibitions that are cancelled are charged to expense in the period of cancellation.
     Commencing upon the related exhibition’s debut, capitalized exhibition license costs are amortized under the contract terms. As exhibition license contracts may extend for multiple years, the amortization of capitalized exhibition license costs relating to such contracts may extend beyond one year. For exhibitions that have been opened, the Company evaluates the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual exhibition performance.
     Significant judgments and estimates are utilized by Company management in the assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected exhibition performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If actual exhibition revenues, combined with currently forecast future exhibition revenues, are less than the revenue required to amortize the remaining licensing costs an impairment charge could result. Additionally, as noted above, as many of exhibition licenses extend for multiple products over multiple years, the Company also assesses the recoverability of exhibition license costs based on certain qualitative factors such as the success of other exhibitions utilizing anatomical specimens and whether there are any anatomical specimen-related exhibitions planned for the future. Material differences may result in the amount and timing of charges for any period if Company management makes different judgments or utilizes different estimates in evaluating these qualitative factors.
     Revenue from the licensing of the production and exploitation of audio and visual recordings by third parties, related to the Company’s expeditions, is recognized at the time that the expedition and dive takes place.
     Revenue from the licensing of still photographs and video is recognized at the time the rights are granted to the licensee.
     Revenue from the granting of sponsorship rights related to the Company’s expeditions and dives is recognized at the completion of the expedition.
     Revenue sharing from the sale of Titanic-related products by third parties is recognized when the item is sold.
     Revenue from license agreements is recognized pro-rata over the life of the agreements. Amounts received in excess of amounts earned are shown as deferred revenue.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     Revenue from exhibitions is recognized when earned and reasonably estimable. The Company’s exhibition agreements may have a fixed fee, may be based on a percentage of revenue, or a combination of the two. A variable fee arrangement may include a nonrefundable or recoupable guarantee paid in advance or over the exhibition period. The following are the conditions that must be met in order to recognize revenue:
•	persuasive evidence of an exhibition arrangement with a customer exists;

•	the exhibit is complete and, in accordance with the terms of the arrangement, has been delivered;

•	the exhibition period of the arrangement has begun and/or the customer can begin its exploitation, exhibition or sale;

•	the arrangement fee is fixed or determinable; and

•	collection of the arrangement fee is reasonably assured.
     The Company sells coal recovered from the Titanic wreck site. Revenue from sales of such coal is recognized at the date of shipment to customers. Recovery costs attributable to the coal are charged to operations as revenue from coal sales are recognized.
     Income tax expense includes income taxes currently payable and deferred taxes arising from temporary differences between financial reporting and income tax bases of assets and liabilities. They are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
     Property and equipment are stated at cost. Depreciation of property and equipment is provided for by the straight-line method over the following estimated lives of the related assets

Exhibitry equipment	5 years
Marine equipment	10 years
Office equipment	5 years
Furniture and fixtures	5 years
     Basic earnings per share is computed based on the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include non-qualified stock options and nonvested share awards. The computation of dilutive shares outstanding excludes the out-of-the-money non-qualified stock options because such outstanding options’ exercise prices were greater than the average market price of our common shares and, therefore, the effect would be antidilutive (i.e., including such options would result in higher earnings per share). The exercise prices of all of the Company’s outstanding options and warrants are less than the market value of the common stock underlying such securities. As a result, the Company has not excluded any securities in calculating its earnings per share because such securities would be antidilutive.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the financial statements. Actual results could differ from those estimates.
     In the event that facts and circumstances indicate that the carrying value of long lived assets, including associated intangibles may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the assets carrying amount to determine if a write down to market value or discounted cash flows is required.
     Recent Accounting Pronouncements
     In November 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 151, “Inventory Costs: an amendment of APB No. 43, Chapter 4”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe the provisions of SFAS No. 151, when applied, will have a material impact on its financial position or results of operations.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” which amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions”. SFAS 153 amends APB 29 to eliminate the fair-value exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for nonmonetary exchanges that do not have commercial substance. It is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement is not anticipated to have a material impact on the Company’s financial position or results of operations.
     In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”), which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”) and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123, no longer will be an alternative to financial statement recognition. The Company was required to adopt FAS 123R by March 1, 2006. Under FAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The Company early adopted the fair value recognition provisions of FAS 123R, using the modified prospective transition method, requiring it to recognize expense related to the fair value of our stock-based compensation awards during the fiscal year ended February 28, 2005. The adoption of FAS 123R did not have a material impact on the Company’s financial position or results of operations.
     In November 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards,” which provides an alternative transition method to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of FAS 123R.
     In March 2005, the SEC issued Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”). SAB No. 107 provides guidance regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations, including guidance related to valuation methods; the classifications of compensation expense; non-GAAP financial measures; the accounting for income tax effects of share-based payment arrangements; disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operation subsequent to the adoption of SFAS No. 123(R); and modifications of options prior to the adoption of SFAS No. 123(R).
     In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which will require that, unless it is impractical to do so, a change in an accounting principle be applied retrospectively to prior periods’ financial statements for all voluntary changes in accounting principles and upon adoption of a new accounting standard if the standard does not include specific transition provisions. SFAS No. 154 supersedes APB Opinion No. 20, “Accounting Changes,” which previously required that most voluntary changes in accounting principles be recognized by including in the current period’s net income (loss) the cumulative effect of changing to the new accounting principle. SFAS No. 154 also provides that if an entity changes its method of depreciation, amortization, or depletion for long-lived, non-financial assets, the change must be accounted for as a change in accounting estimate. Under APB No. 20, such a change would have been reported as a change in an accounting principle. SFAS No. 154 became applicable to accounting changes and error corrections made by the Company in fiscal year ended February 28, 2006. The effect of applying this new standard will depend upon whether material voluntary changes in accounting principles, changes in estimates or error corrections occur as well as consideration of transition and other provisions included in the new standard.
     In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements.” EITF 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease, collectively referred to as subsequently acquired leasehold improvements. EITF 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
the lesser of (i) the subsequently acquired leasehold improvements’ useful lives, or (ii) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB’s ratification, which was on June 29, 2005. The adoption of EITF No. 05-06 has not had material effect on the Company’s financial position, cash flows or results of operations.
     In October 2005, the FASB issued FASB Staff Position (“FSP”) 13-1, “Accounting for Rental Costs Incurred During a Construction Period,” to clarify the proper accounting for rental costs incurred on building or ground operating leases during a construction period. The FSP requires that rental costs incurred during a construction period be expensed, not capitalized. The statement is effective for the first reporting period beginning after December 15, 2005. The Company does not believe adoption of FSP 13-1 will have a material effect on the Company’s financial position, cash flows or results of operations.
Note 2. Artifacts
     Artifacts recovered in the 1987 Titanic expedition are carried at the lower of cost of recovery or NRV. The Government of France granted the Company ownership of these Artifacts in 1993. The costs of recovery are the direct costs of chartering of vessels and related crews and equipment required to complete the dive operations for that expedition. Coal recovered in two expeditions is the only item available for sale. Periodically, as sales of coal occur, ten percent of the sale value is deducted from the carrying costs of Artifacts recovered. During 2006, 2005 and 2004, $1,400, $3,000, and $6,000, respectively, were deducted from Artifacts.
     Artifacts, at cost, consists of the following:

	February 28, 2005	February 28, 2006

Artifacts recovered, Titanic	$3,102,000	$3,102,000
Artifacts, Carpathia	1,374,000	1,374,000

	$4,476,000	$4,476,000
     On April 12, 2002, the United States Court of Appeals for the Fourth Circuit reinterpreted the June 7, 1994 order that had awarded ownership of the Artifacts to the Company to convey only possession, not title, pending determination of a salvage award.
     As a consequence of the Fourth Circuit’s decision, the Company reviewed the carrying cost of Artifacts recovered from Titanic expeditions to determine impairment of values. Up until the ruling by the Fourth Circuit, the Company was carrying the value of the Artifacts that it recovered from the Titanic wreck site at the respective costs of the expeditions as the Company believed it was the owner of all Artifacts recovered. The Company had relied on ownership being granted by the United States District Court in the June 7, 1994 Order. As a consequence of this review and in compliance with the requirements of “SFAS 142” — Impairment of Long-Lived Assets and “SFAS 121,” The Valuation of Non-Goodwill Intangibles, it was determined that an impairment of realizable values had occurred because of the Fourth Circuit’s ruling that removed ownership of certain Artifacts from the Company that were under the jurisdiction of the United States District Court. The District Court has jurisdiction of all Artifacts that have been recovered from the Titanic wreck site except for those 1,800 Artifacts recovered in the 1987 expedition. These 1987 Artifacts were previously granted to the Company by the government of France in 1993. Furthermore, the salvor’s lien that the Fourth Circuit Court acknowledged the Company was entitled to under its salvor-in-possession status could not be quantified other than for a de minimus amount because of the uncertainty of the wide latitude given a United States Federal Maritime Court to apply the Blackwall factors for a salvor’s award and the adjustment to such an award, if any, for revenues the Company may have derived from the Artifacts. In this process of determining the appropriate award, courts generally rely on the six factors set out in The Blackwall, 77. U.S. (10 Wall.) 1,14 (1869) that include: (1) the labor expended by the salvors in rendering the salvage service; (2) the promptitude, skill, and energy displayed in rendering the service and saving the property; (3) the value of the property employed by the salvors in rendering the service, and the danger to which such property was exposed; (4) the risk incurred by the salvors in securing the property from the impending peril; (5) the value of the property saved and (6) the degree of danger from which the property was rescued. Therefore an impairment charge of an amount

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
equal to the costs of recovery for all expeditions after 1987, net of tax benefit, was established less a re-classification of $1,000, a de minimus amount, for the value of a salvor’s lien.
     In August 2004, the Company conducted its seventh research and recovery expedition to the Titanic wreck site and was successful in obtaining over 75 artifacts. An important aspect of this expedition was for the Company to preserve its sole and exclusive rights as salvor-in-possession as conferred upon it by the U.S. Federal District Court for the Eastern District of Virginia. The cost of this expedition was $879,000 and is classified as salvor-in-possession rights in the financial statements at February 28, 2005 and 2006. In its January 31, 2006 opinion, the Appellate Court ruled that the Company must seek a salvage award under the law of salvage. The award can be satisfied by either paying the Company a cash award or by conveying it title to the remaining artifacts. The Company evaluates and records impairment losses, as circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by the asset is less than the carrying amount of the asset. No such events have occurred with regard to its salvor-in-possession rights.
     In May 2001, the Company acquired ownership of the wreck of the RMS Carpathia. To-date the Company has not undertaken any expeditions to the Carpathia and it has not recovered artifacts from the wreck of the Carpathia. The Company evaluates and reviews the wreck’s impairment in compliance with the requirements of “SFAS 142,” Impairment of Long-Lived Assets and SFAS 121- The Valuation of Non-Goodwill Intangibles.” The Company evaluates and records impairment losses, as circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by the asset is less than the carrying amount of the asset. No such events have occurred with regard to the Carpathia. The Company at present has no definitive plans to conduct an expedition to the Carpathia.
     On November 30, 2005, the Company sold a 3% ownership interest in the RMS Carpathia to Legal Access Technologies, Inc. for $500,000. In addition, the Company sold it a twenty-five year license to conduct joint expeditions with the Company to the Carpathia for the purpose of exploring and salvaging the Carpathia for $200,000. Under the terms of this agreement, Legal Access Technologies, Inc. was obligated to make payments under a payment schedule of $100,000 on December 12, 2005 and the balance of $400,000 on February 15, 2006. In the event of default, the Company had the option to terminate this agreement. The Company reflected this transaction as a gain on the sale of the Carpathia interest of $459,000 during the quarter ended November 30, 2005. Pursuant to the terms of the agreement, Legal Access Technologies, Inc. was obligated to make the following scheduled payments to the Company: (i) $100,000 on December 12, 2005; and (ii) $400,000 on February 15, 2006. The $100,000 payment was collateralized with 1,400,000 shares of Legal Access Technologies, Inc.’s common stock, which satisfied its obligation to make the first payment. Legal Access Technologies, Inc. failed to make the second scheduled payment and, on April 3, 2006, the Company terminated its agreement with Legal Access Technologies, Inc. In accordance with the agreement, the Company retained the collateral in the form of Legal Access Technologies, Inc.’s common stock. As a result of this default and the Company’s subsequent termination of the agreement, the Company reversed the gain of $459,000 net of the gain from the retention of the marketable securities of $168,000 that was recognized during our quarter ended November 30, 2005.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3. Balance Sheet Details
The composition cash, cash equivalents, and available-for-sale marketable securities is as follows:

	February 28, 2005	February 28, 2006

Cash	$1,258,000	$729,000
Money market mutual funds	—	3,400,000

Total	$1,258,000	$4,129,000

Certificate of deposit	—	500,000
Securities	—	70,000

Total	$—	$570,000
The composition of prepaid expenses and other current assets is as follows:

	February 28, 2005	February 28, 2006

Deposits	$5,000	$6,000
Prepaid insurance	118,000	38,000
Prepaid commissions	60,000	60,000
Reimbursable expenses — exhibitions (1)	109,000	1,165,000
Prepaid lease payments	—	921,000
Prepaid services	1,079,000	1,242,000
Deferred financing costs	34,000	26,000

Total	$1,405,000	$3,458,000
The composition of property and equipment, which is stated at cost, is as follows:

	February 28, 2005	February 28, 2006

Exhibitry equipment	$2,323,000	$3,955,000
Office equipment	227,000	276,000
Furniture and fixtures	164,000	173,000

	2,714,000	4,404,000
Less accumulated depreciation	1,976,000	2,371,000

Total	$738,000	$2,033,000

(1)	Reimbursable expenses – exhibitions are primarily costs incurred by the Company for the installation of exhibitions that are reimbursed from either a museum or a co-production partner. The nature of these installation costs include travel related expenses for the installation crew, labor, materials, artifact and specimen freight costs and other costs related to opening an exhibition. These costs are normally reimbursed within 45 to 60 days of opening of an exhibition.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     On January 21, 2005, the Company sold the SV Explorer, a 178 foot- 1050 ton ship that was to be utilized in the expedition to the Titanic for $167,000 to Formaes ApS. Skelgaardsvej 10, DK-9340 Asss, a Denmark company which resulted in a loss of $440,000 during the years ended February 28, 2005 and 2006.
The composition of exhibition licenses is as follows:

	February 28, 2005	February 28, 2006

Exhibition License (April 2004)	$685,000	$685,000
Exhibition License (May 2005)	—	3,438,000

	685,000	4,123,000
Less accumulated amortization	—	516,000

Total	$685,000	$3,607,000

     In April 2004, the Company entered into an exhibition tour agreement to license the rights to exhibit certain anatomical specimens owned by Exhibit Human: The Wonders Within, Inc. The licensed specimens are currently in the Company’s possession and are being exhibited in one of its exhibitions. The Company advanced $685,000 in cash to the licensor under the license and exhibition tour agreement. The Company recorded this amount as an intangible asset, and the Company will amortize the license over the useful life of the license, once the useful life has been determined. Currently, because of a pending legal dispute between the Company and the licensor, the useful life of the license is uncertain. However, the Company believes that there is presently no impairment of the value of the license. The Company periodically evaluates impairment by assessing a comparison of the fair value of this license to its carrying value in the financial statements. An impairment write-down to fair value would occur if the discounted cash flows from the Company’s operations that use the assets subject to this license were less than the carrying value of the license. Once the legal dispute between the Company and the licensor is resolved, the Company will again test this asset for impairment and begin amortizing this asset over its useful life.
     In May 2005, the Company acquired a company that held certain exclusive licensing rights to certain anatomical specimens and exhibitry that significantly broadened the Company’s offerings in its human anatomy educational exhibition business. The purchase price paid for the license was $3,438,000 (see Note 11 — Acquisition) in the form of cash, common stock, warrants, and the assumption of debt which represents its fair value. This amount was recorded as an intangible asset and is being amortized over the period of its estimated benefit period of 5 years. As of February 28, 2006, accumulated amortization was $516,000.
     The useful life of the May 2005 exhibition license coincides with the term of the agreement pursuant to which the Company was granted both exclusive rights to present plastinated human body specimen exhibitions obtained from Dalian Medical University Plastination Co. LTD, in the United States, Canada, and South America, as well as non-exclusive rights to present exhibitions in Western Europe. The term of the agreement is for a period of five years from the opening of the Company’s first exhibition utilizing the specimens subject to the license. The Company has therefore determined that a useful life of five years for this license is appropriate.
     Based on the current amounts of exhibition licenses subject to amortization, the estimated amortization expense for each of the succeeding 5 years is as follows: 2007, 2008, 2009, 2010 - $688,000; 2011 – $171,000.
     The composition of accounts payable and accrued liabilities is as follows:

	February 28, 2005	February 28, 2006

Professional and consulting fees payable	$1,231,000	$280,000
Settlement accruals	107,000	599,000
Other	322,000	159,000

	$1,660,000	$1,038,000

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Income Taxes
     The total provision for income taxes differs from that amount which would be computed by applying the U.S. federal income tax rate to income before provision for income taxes. The reasons for these differences are as follows:

	Year Ended February 28 (29),
	2004	2005	2006

Current:
Statutory federal income tax rate	(34.0)%	(34.0)%	34.0%
State and local net of federal deferred	(6.0)%	(6.0)%	6.0%
Net operating loss carry-forward	40.0%	40.0%	(40.0)%
Reverse of valuation allowance	0.0%	0.0%	(74.0)%

Effective income tax rate	0.0%	0.0%	(74.0%)
The net deferred income tax asset consists of the following:

	Year Ended February 28,
	2005	2006

Net operating loss carry-forward	$2,800,000	$2,100,000
Deferred tax asset — expenses not currently deductible	—	—
Valuation allowance for doubtful tax assets	(2,800,000)	—

	$—	$2,100,000
     The net operating loss carry-forwards of approximately $5,438,000 expire in varying amounts from 2021 to 2027. The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the Company’s financial statements or tax returns. The Company currently has substantial net operating loss carryforwards. The Company has reversed valuation allowance against net deferred tax assets. The change in the valuation allowance for the year ending February 28, 2006 was a reduction of $2,800,000.
     The Company determines its effective tax rate by estimating its permanent differences resulting from the differing treatment of items for tax and accounting purposes. The carrying value of the Company’s net deferred tax assets is based on the Company’s present belief that it is more likely than not that it will be able to generate sufficient future taxable income to utilize such deferred tax assets, based on estimates and assumptions. If these estimates and related assumptions change in the future, the company may be required to record or adjust valuation allowances against its deferred tax assets resulting in additional income tax expense in the company’s consolidated statement of operations. Management evaluates the realizability of the deferred tax assets quarterly and assesses the need for changes to valuation allowances quarterly. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the present need for a valuation allowance, in the event the company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made. Should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 5. Stockholders’ Equity
Income (Loss) Per Share
     Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during the period.
     Diluted net income (loss) per share is computed by using the weighted-average number of shares of common stock outstanding and, when dilutive, potential shares from stock options and warrants to purchase common stock, using the treasury stock method.
     The following table illustrates the computation of basic and dilutive net income (loss) per share and provides a reconciliation of the number of weighted-average basic and diluted shares outstanding:

	Year Ended February 28 (29),
	2004	2005	2006

Numerator:
Net income (loss)	$(1,088,000)	$(1,475,000)	$4,948,000
Denominator:
Basic weighted-average shares outstanding	18,960,047	20,818,898	24,081,186
Effect of dilutive stock options & warrants	—	—	4,149,305

Diluted weighted-average shares outstanding	18,960,047	20,818,898	28,230,491

Net income (loss) per share:
Basic	$(0.06)	$(0.07)	$0.21

Diluted	$(0.06)	$(0.07)	$0.18

Other Comprehensive (Loss) Income
The composition of accumulated other comprehensive (loss) income, net of related taxes are as follows:

	February 28, 2005	February 28, 2006

Foreign currency translation adjustments	$26,000	$(30,000)
Unrealized loss on marketable securities	—	(98,000)

	$26,000	$(128,000)
Common Stock Issuances
     Prior to the acquisition of TVLP’s assets, the Company initiated an exchange agreement with the holders of certain Class B warrants in which the holders would receive shares of the Company’s common stock in exchange for certain Class B warrants. Through February 28, 2003, the Company had received 20,700 Class B warrants to be exchanged for 20,700 shares of common stock of the Company, of which 16,500 shares still remain to be issued. There were 2,810,963 warrants outstanding as of February 28, 2006.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     During the year ended February 29, 2004, the Company issued 450,000 shares of common stock as payment for services and compensation.
     During the year ended February 28, 2005, the Company issued 150,000 shares of common stock as payment for services and 625,000 shares as payment for compensation.
     During the year ended February 28, 2006, the Company agreed to issue 350,000 shares of common stock as payment for services reflected in common stock payable.
     During the year ended February 28, 2005, the Company sold 1,469,927 shares of common stock and warrants to purchase 441,003 shares of common stock for aggregate consideration of $1,514,000. The net proceeds of the private placement were $1,278,000 after fees, expenses and other costs. In connection with the private placement, the Company issued warrants to purchase 293,985 shares of common stock to its placement agent. All of the warrants issued in the private placement are exercisable over a five-year term at an exercise price of $1.50 per share.
     On April 13, 2005, the Company received $500,000 in connection with the sale of 300,000 shares of the Company’s common stock to its joint venture partner. The common shares were issued in this transaction at a price of $1.67 per share in a private transaction.
     During the year ended February 28, 2006, in connection with the Exhibitions International, LLC acquisition, the Company issued the following securities: (1) 200,000 shares of the Company stock, valued at $1.54 per share; and (2) 300,000 warrants to acquire Company common stock with a three year term, each of which is for 100,000 shares with at respective strike prices of $1.25, $1.50 and $1.75.
     In October 2005, the Company completed a private placement of its securities, in which the Company sold units consisting of shares of common stock and warrants to purchase shares of common stock. Each unit consisted of 20,000 shares of common stock at a price of $1.67 per share and a five-year warrant to purchase 13,320 shares of common stock at an exercise price of $2.50 per share. The units sold in the October 2005 private placement represented a total of 4,956,577 shares of the Company’s common stock. This total consists of 2,975,136 shares of common stock and warrants to purchase up to 1,981,441 shares of common stock. The warrants provide for customary anti-dilution adjustments in the event of stock splits, stock dividends, and recapitalizations. The warrants do not confer any voting rights or any other shareholder rights.
     On October 1, 2005, the company entered into two three-year consulting agreements for investor relations services with a firm and an individual which required monthly cash consulting fees of $52,250 in October 2005, November 2005 and December 2005. Thereafter, consulting fees are $22,550 per month during the first year and reduce to $13,300 for the remaining term. These agreements require the Company to issue 350,000 shares of common stock and 250,000 five-year warrants to purchase the Company’s common stock at an exercise price of $2.00 per share. The fair value of the warrants is estimated on the date of grant using the Black-Scholes option-pricing model and is being amortized over the three-year agreement term. We recorded $224,400 in consulting expense related to these two agreements during the year ended February 28, 2006. The common stock has not been issued at February 28, 2006, and is recorded as a common stock payable in the Company’s financial statements. The common stock and the common stock underlying the warrants have customary “piggyback” registration rights.
Note 6. Stock Options
     In April 2000, the Company adopted an incentive stock option plan (the “2000 Plan”) under which options to purchase 3,000,000 shares of common stock may be granted to certain key employees, directors and consultants. The exercise price of the options granted is based on the fair market value of such shares as determined by the board of directors at the date of the grant of such options. In December 2003, the Company adopted a second incentive stock option plan (the “2004 Plan”) under which options to purchase 3,000,000 shares of common stock may be granted to certain key employees, directors and consultants. The exercise price was based on the fair market value of such shares as determined by the board of directors at the date of the grant of such options.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     On October 16, 2005 the Company’s Board of Directors adopted resolutions to: (i) amend the 2000 Stock Option Plan to reduce the number of authorized but unissued options available for issuance under the 2000 Plan by 1,370,000; and (ii) amend the 2004 Plan to reduce the number of authorized but unissued options available for issuance under the 2004 Plan by 1,030,000. The net effect of these resolutions will be to reduce the aggregate available authorized but unissued options available under the Company’s shareholder approved stock option plans by 2,400,000.
The following table summarizes activity under the Company’s equity incentive plans for the years February 29, 2004, February 28, 2005, and February 28, 2006:

	February 29,		February 28,		February 28,
	2004		2005		2006
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Unexercised	Exercise	Unexercised	Exercise	Unexercised	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding at beginning of year	3,750,000	$1.24	4,450,000	$0.89	2,350,000	$0.36
Granted	950,000	0.31	700,000	1.64	1,503,846	2.04
Exercised			—	—	(224,174)	0.73
Cancelled	(250,000)	4.00	(2,800,000)	1.90	(83,000)	0.32

Outstanding at end of year	4,450,000	$0.89	2,350,000	$0.36	3,546,672	$1.05

     In May 2001, the Company granted an option to purchase 250,000 shares of the Company’s common stock at $0.88 per share to its Vice President and Director of Operations. This option has a 5-year maturity from the date of grant. This option was canceled by its term ninety days after the employee’s resignation during the fiscal year ended February 28, 2003.
     In February 2002, the Company granted an option to purchase 600,000 shares of the Company’s common stock at $0.40 per share to its former Vice President and Chief Financial Officer. This option has a 10-year maturity from the date of grant.
     In February 2002, the Company granted an option to purchase 500,000 shares of the Company’s common stock at $0.40 per share to its President and Chief Executive Officer. This option has a 10-year maturity from the date of grant.
     In February 2002, the Company reset the option strike price for 300,000 outstanding options owned by its directors to $0.40.
     During August 2004, two officers of the Company, its President and Vice President of Finance, as requested by the Company’s investment banker, exchanged options that they held for common stock at a ratio of two options for the issuance of one share of common stock. The purpose of this transaction was to make available more common shares to be sold in a private placement of the Company’s securities. The Company’s President exchanged 1.2 million options for 600,000 shares of common stock to vest over a two-year period. The Company’s Vice President of Finance exchanged 600,000 options for 300,000 shares of common stock to be vested over at two-year period.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     During the year ended February 29, 2004, the Company granted options to employees and directors on 950,000 shares of the Company’s common stock at exercise prices of $0.28 to $0.32 per share. These options have a 10-year maturity from the date of grant.
     During the year ended February 28, 2005, the Company granted options to employees and directors on 700,000 shares of the Company’s common stock at an exercise price of $1.64 per share. These options have a 10-year maturity from the date of grant.
     During the year ended February 28, 2006, the Company granted options to employees, directors, and consultants on 1,503,846 shares of the Company’s common stock at exercise prices of $0.85 to $3.65 per share. These options have a 10-year maturity from the date of grant.
     As of February 28, 2006, options to purchase 1,630,000 shares of common stock are outstanding under the 2000 Plan and 1,916,672 shares of common stock under the 2004 Plan. The following table summarizes the information about all stock options outstanding at February 28, 2006:

	Options Outstanding			Options Exercisable
		Weighted
	Options	Average		Options
	Outstanding	Remaining	Weighted-	Exercisable	Weighted-
	at	Contractual	Average	at	Average
	February 28,	Life	Exercise	February 28,	Exercise
Range of Exercise Prices	2006	(Years)	Price	2006	Price
$.28 to $.32	825,000	7.78	$0.31	825,000	$0.31
$.40 to $.65	1,410,000	4.93	$0.40	1,410,000	$0.40
$.85 to $3.65	1,311,672	9.43	$2.20	240,396	$1.02

	3,546,672			2,475,396

     In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”), which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”) and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123, no longer will be an alternative to financial statement recognition. The Company was required to adopt FAS 123R by March 1, 2006. Under FAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The Company early adopted the fair value recognition provisions of FAS 123R using the modified prospective transition method requiring it to recognize expense related to the fair value of our stock-based compensation awards during Fiscal 2005. The adoption of FAS 123R did not have a material impact on the Company’s financial position or results of operations.
     The Company has historically used, and continues to use, the Black-Scholes option-pricing model to estimate the fair value of stock options granted. This model assumes that option exercises occur at the end of an option’s contractual term, and that expected volatility, expected dividends, and risk-free interest rates are constant over the option’s term.
     The Company used the following weighted-average assumptions under the Black-Scholes model for its fiscal years ended February 28 (29), 2004, 2005 and 2006:

	2004	2005	2006
Dividend yield:	0%	0%	0%
Expected volatility:	100%	100%	100%
Risk-free interest rate:	4.75%	4.75%	4.75%
Expected lives:	7.07	6.07	8.00
     The Company based its risk-free interest rate assumption on the U.S. Treasury yield curve in effect at the time of the grant. The Company has historically not declared dividends and does not intend to do so in the future. As such, the Company assumed the dividend yield would be zero in its model.
     The Company accounts for all other issuances of common stock, stock options, warrants or other equity instruments to employees and non-employees as the consideration for goods or services received by the Company based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured. The Company uses the Black-Scholes option-pricing model to determine the fair value of any options, warrants or similar equity instruments issued by the Company.
     Total compensation expense for the Company’s employee stock options, included in “general and administrative expense” on the Company’s Statement of Operations was approximately $450,000 and $256,000 during the years ended February 28, 2005 and 2006, respectively. Unamortized employee stock option expense totaled approximately $4,600,000 at May 31, 2006 and the Company will amortize this expense through the fourth quarter of fiscal 2011, when the last presently issued option has fully vested.
     Total compensation expense for employee stock options, included in “general and administrative expense” on the Company’s Statement of Operations was $412,000 for the quarter ended May 31, 2006. The Company expects to record approximately $412,000 in compensation expense included in “general and administrative expense” per quarter for the remainder of fiscal 2007 and related to employee stock option arrangements.
     The Company recognized a 100% valuation allowance against deferred tax assets relating to the exercise of employee stock options during the years ended February 28, 2005 and 2006, and during the quarter ended May 31, 2006.
     The weighted-average fair value of stock options granted is based on a theoretical statistical model using the preceding Black-Scholes option pricing model. In actuality, because the Company’s stock options do not trade on a secondary exchange, employees can receive no value or derive any benefit from holding stock options under these arrangements without an increase in the market price of the Company. Such an increase in stock price would benefit all stockholders commensurately.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7. Litigation and Other Legal Matters
     Status of International Treaty Concerning the Titanic Wreck
     The U.S. Department of State and the National Oceanic and Atmospheric Administration of the U.S. Department of Commerce are working together to implement an international treaty with the governments of the United Kingdom, France and Canada concerning the Titanic wreck site. If implemented in this country, this treaty could affect the way the U.S. District Court for the Eastern District of Virginia monitors the Company’s salvor-in-possession rights to the Titanic. These rights include the exclusive right to explore the wreck site, claim possession of and perhaps title to artifacts recovered from the site, restore and display recovered artifacts, and make other use of the wreck. The Company has raised numerous objections to the U.S. Department of State regarding the participation of the U.S. in efforts to reach an agreement governing salvage activities with respect to the Titanic. The treaty, as drafted, does not recognize the Company’s existing salvor-in-possession rights in the Titanic. The United Kingdom signed the treaty in November 2003, and the U.S. signed the treaty in June 2004. For the treaty to take effect, the U.S. must enact implementing legislation. As no implementing legislation has been proposed, the treaty currently has no binding legal effect.
     Several years ago the Company initiated legal action to protect its rights to the Titanic wreck site from this treaty. On April 3, 2000, the Company filed a motion for declaratory judgment in U.S. District Court for the Eastern District of Virginia asking that the court declare unconstitutional the efforts of the U.S. to implement the treaty. On September 15, 2000, the court ruled that the Company’s motion was not ripe for consideration and that the Company may renew its motion when and if the treaty is agreed to and signed by the parties, final guidelines are drafted, and Congress passes implementing legislation. As discussed above, the treaty has been finalized and is not yet in effect because Congress has not adopted implementing legislation, thus it is not yet time for the Company to refile its motion. Neither the implementation of the treaty nor the Company’s decision whether to refile the legal action regarding its constitutionality will have an impact on the Company’s ownership interest over the artifacts that it has already recovered.
     As discussed in more detail below, in light of a January 31, 2006 decision by the U.S. Court of Appeals for the Fourth Circuit, title to the 1800 artifacts recovered by the Company during the 1987 expedition now rests firmly with the Company; title to the remaining artifacts in the Company’s collection will be resolved by the salvor-in-possession legal proceedings pending in U.S. District Court for the Eastern District of Virginia.
     Status of Salvor-in-Possession and Interim Salvage Award Proceedings
     On April 12, 2002, the U.S. Court of Appeals for the Fourth Circuit affirmed two orders of the U.S. District Court for the Eastern District of Virginia in the Company’s ongoing salvor-in-possession case. These orders, dated September 26, 2001 and October 19, 2001, respectively, restricted the sale of artifacts recovered by the Company from the Titanic wreck site. In its opinion, the appellate court reviewed and declared ambiguous the June 1994 order of the district court that had awarded ownership to the Company of all items then salvaged from the wreck of the Titanic as well as all items to be salvaged in the future so long as the Company remained salvor-in-possession. Having found the June 1994 order ambiguous, the court of appeals reinterpreted the order to convey only possession, not title, pending determination of a salvage award. On October 7, 2002, the U.S. Supreme Court denied the Company’s petition of appeal.
     On May 17, 2004, the Company appeared before the United States District Court for the Eastern District of Virginia for a pre-trial hearing to address issues in preparation for an interim salvage award trial. At that hearing, the Company confirmed its intent to retain its salvor-in-possession rights in order to exclusively recover and preserve artifacts from the wreck site of the Titanic. In addition, the Company stated its intent to conduct another expedition to the wreck site. As a result of that hearing, on July 2, 2004, the court rendered an opinion and order in which it held that it would not recognize the 1993 Proces-Verbal, pursuant to which the government of France granted the Company all artifacts recovered from the wreck site during the 1987 expedition. The court also held that the Company would not be permitted to present evidence at the interim salvage award trial for the purpose of arguing that the Company should be awarded title to the Titanic artifacts through the law of finds.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     The Company appealed the July 2, 2004 Court Order to the U.S. Court of Appeals for the Fourth Circuit. On January 31, 2006, the Court of Appeals reversed the lower court’s decision to invalidate the 1993 Proces-Verbal, pursuant to which the government of France granted to the Company all artifacts recovered from the wreck site during the 1987 expedition. As a result, the court tacitly reconfirmed that the Company owns the 1800 artifacts recovered during the 1987 expedition. The appellate court affirmed the lower court’s ruling held that the Company will not be permitted to present evidence at the interim salvage award trial for the purpose of arguing that it should be awarded title to the remainder of the Titanic artifacts through the law of finds.
     Other Ongoing Litigation
     In October 2005, Exhibit Human: The Wonders Within, Inc. filed for binding arbitration against the Company. In its claim, Exhibit Human alleges that the Company breached its contract with them under which the Company acquired a license to exhibit certain anatomical specimens that the Company presents in its “Bodies Revealed” exhibition. Later that month, the Company filed a counterclaim against Exhibit Human in which it alleges that Exhibit Human breached its obligations to the Company under the same contract. The Company is still in the initial stages of this arbitration. Although the Company intends to defend itself at the arbitration and to vigorously pursue the counterclaim, the Company cannot predict the outcome of this case.
     On April 6, 2006, the Company filed an action against Exhibit Human: The Wonders Within, Inc. in the United States District Court for the Northern District of Georgia under which it seeks a declaratory judgment from the court finding that the parties reached an enforceable agreement for the acquisition of certain licensing rights to the anatomical specimens that the Company presents in its “Bodies Revealed” exhibition. This lawsuit has not yet been served. Although the Company intends to vigorously pursue the litigation, the Company cannot predict the outcome of the case.
     Settled Litigation and Other Concluded Matters
     On March 24, 2006, the Company entered into a settlement agreement with Plastination Company, Inc. whereby it amicably settled the litigation Plastination Company v. Premier Exhibitions, Inc., which was pending in the United States District Court for the Northern District of Ohio. The terms of the settlement agreement are confidential, and the Company does not believe that they are material to its business.
     On January 30, 2006, the United States District Court for the Eastern District of Virginia approved a settlement agreement between the parties to Lawrence D’Addario v. Arnie Geller, Gerald Couture, Joe Marsh and R.M.S. Titanic, Inc. This lawsuit was commenced on April 25, 2002 and had alleged fraud, self-dealing, mismanagement, diversion and waste of corporate assets by the Company and some of its officers, directors and shareholders.
     On February 2, 2006, the United States District Court for the Middle District of Florida approved a settlement agreement between the parties to Dave Shuttle and Barbara Shuttle v. Arnie Geller, G. Michael Harris, Gerald Couture, and R.M.S. Titanic, Inc. This lawsuit, which was commenced on March 22, 2004 and had alleged breaches of fiduciary duty by management, was directly related to the D’Addario case.
     The D’Addario settlement and the Shuttle settlement utilize the same form of settlement agreement. The primary component of such settlement agreement is the Company’s adoption of a five-year corporate governance plan. The material terms of the corporate governance plan are set forth below:
•	The Company’s board of directors must be comprised of a majority of independent directors.

•	The Company must have an audit committee of the board of directors, comprised exclusively of independent directors, which, among other things, has oversight responsibility for the Company’s internal control and corporate compliance.

•	The Company must have a corporate governance committee of the board of directors, comprised of a majority of independent directors, which, among other things, oversees the Company’s

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
implementation of the corporate governance plan, reviews all contracts between the Company and its officers, pre-screens director nominees, and reviews the compensation of its five most highly paid officers.

•	The Company’s independent directors must meet at least twice each calendar year and have the authority to retain counsel, accountants, or other experts.

•	The Company’s directors must review the compensation paid to them by the Company and make any appropriate changes.

•	All persons nominated to become a director must satisfy certain requirements and possess core competencies.

•	Once a year over the five-year period for which the corporate governance plan is applicable, the Company’s board of directors must submit a written report to counsel representing the former plaintiff confirming our compliance with the corporate governance plan.
     If the Company does not comply with the corporate governance plan, such non-compliance will be remedied by injunctive relief pursuant to Florida corporate law.
     In addition to the corporate governance plan, the terms of each of the D’Addario settlement and Shuttle settlement, respectively, required the parties to execute mutual releases, thereby waiving any claims that were raised or could have been raised in each such litigation. Finally, in connection with the D’Addario settlement and Shuttle settlement, the Company agreed to pay an aggregate of $300,000 of the plaintiffs’ attorneys’ fees and costs, which includes plaintiffs’ attorneys’ out-of-pocket expenses of approximately $150,000. Such amounts represent the entire cash settlement for both actions and were paid by the Company’s insurance carrier.
Note 8. Notes Payable and Long-Term Debt
     Two of the Company’s shareholders lent the Company an aggregate of $500,000 on May 5, 2004. The loan is unsecured, and it is for a term of five years. The interest rate for the loan is the prime rate plus six percent. The loan requires quarterly payments of principal in the amount of $25,000 and accrued interest. In consideration of the loan, the Company also issued an aggregate of 30,000 shares of its common stock to these shareholders. This stock was valued at $35,000 and was recorded as a deferred financing cost and is being amortized to interest expense over the term of the loan.
     In April 2005, the Company entered into a term sheet with SAM Tour (USA), Inc. for a joint venture to co-produce four exhibitions for four domestic markets with a major entertainment producer. The joint venture partner provided the Company with $2,425,000 of funding. $1,000,000 of this funding was a credit facility provided to the Company. This joint venture arrangement provides the Company with minimum exhibition revenue guarantees and revenue participation and include provisions for repayment of the advance funding. The Company provided a general security interest over its assets as part of this transaction. The credit facility was repayable quarterly in the amount of $100,000 in 2005 commencing September 30th and $150,000 in 2006 and thereafter and accrued interest at the rate of ten percent per annum and was repayable in full on September 30, 2006. In December 2005, the Company’s joint venture partner exercised its option to extend for two additional exhibitions which caused the exhibition guarantee amounts to be set off against principal and interest payment obligations on this $1,000,000 credit facility. As of the option exercise date, there were no principal and interest payments remitted to the joint venture partner.
     The Company is re-paying the $2,425,000 promissory note in tranches as it opens new exhibitions. Each new “Bodies...The Exhibition” or “Bodies Revealed” exhibition opened reduces the outstanding principal amount of the promissory note by between $425,000 and $500,000. The following summary shows the amounts paid under the promissory note for each exhibition opened:

Exhibition Location	Amount Paid	Exhibition Opening Date
Tampa:	$425,000	August 18, 2005
New York:	$500,000	November 19, 2005
Atlanta:	$500,000	March 4, 2006
Las Vegas:	$500,000	June 23, 2006

Total:	$1,925,000
     As of June 30, 2006, the Company owed $500,000 under the promissory note.
     On January 9, 2006, the Company finalized a $750,000 revolving line of credit with Bank of America, N.A. This credit facility, which is evidenced by a promissory note made by the Company in favor of Bank of America, allows the Company to make revolving borrowings of up to $750,000. Interest under this credit facility is calculated from the date of each advance by Bank of America to the Company and is determined based upon changes in an index which is the rate of interest publicly announced from time to time by Bank of America as its prime rate. Under this credit facility, the Company must make interest only payments monthly and the outstanding principal amount plus all accrued but unpaid interest is payable in full at the expiration of the credit facility on June 30, 2006. This credit facility contains customary representations, warranties and covenants.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     In connection with the above-described credit facility, the Company has also granted Bank of America a senior security interest in all of the Company’s property pursuant to a commercial security agreement up to the amount advanced on the facility. In addition, in order to facilitate the Company’s establishment of the credit facility, Sam Tour (USA), Inc., a secured lender of the Company, has agreed pursuant to a UCC lien subordination agreement that any security interest, lien or right it has or may have with respect to the Company’s property is subordinate to the security interest granted by the Company in favor of Bank of America.
     The Company entered into the above-described credit facility in order to help finance the expansion of the Company’s exhibition business. On April 26, 2006, the Company advanced $333,014 on the credit facility to repay the remaining principal on its shareholder loan.
Note 9. Commitments and Contingencies
     During the year ended February 28, 2002, the Company entered into agreements for the services of two individuals for an annual aggregate amount of $600,750. Each individual, at his option, may elect to receive his compensation in shares of the Company’s common stock. For this purpose, the common stock will be valued at 50% of its closing bid price as of the date of the election. However, for financial statement purposes the Company will charge the full value of the common stock issued to compensation expense.
     On February 2, 2002, the Company executed an employment agreement with its President and Chief Executive Officer. The employment agreement was for a five-year term and provides for annual base salaries of $330,750 per year, with annual 5% increases. On April 10, 2004, this employment agreement was extended on the same terms and conditions with a new termination date of February 2, 2009.
     On February 2, 2002, the Company executed an employment agreement with its former Vice President and Chief Financial Officer. The employment agreement is for a four-year term and provides for annual base salaries of $270,000 per year, with annual 5% increases. On April 10, 2004, this employment agreement was extended on the same terms and conditions with a new termination date of February 2, 2008. On July 7, 2005, the Company’s Vice President and Chief Financial Officer passed away which terminated the employment agreement.
     On February 21, 2006, the Company executed an employment agreement with its new Vice President and Chief Financial Officer. The employment agreement is for a three-year term and provides for an annual base salary of $210,000 per year, with annual 7% increases.
     On March 14, 2006, the Company executed an employment agreement with its Vice President and Chief Legal Counsel. The employment agreement is for a three-year term and provides for an annual base salary of $173,250 per year.
     On March 14, 2006, the Company entered into an amendment to its August 4, 2003 employment agreement with its Vice President – Exhibitions. The original employment agreement was for a three-year term and provided for an annual base salary of $150,000 per year, with annual 5% increases. The amendment extends the term of employment agreement for an additional three years from January 27, 2006, the effective date of the Amendment.
Lease Arrangements
     The Company has a non-cancelable operating lease for the rental of each set of its specimens used in its exhibitions. The leases are payable quarterly for a term of five-years with five annual options to extend.
     The Company has non-cancelable operating leases for office space. The leases are subject to escalation for the Company’s pro rata share of increases in real estate taxes and operating costs. During the fiscal year ended February 28, 2005, the Company entered into another non-cancelable operating lease for warehouse space through December 31, 2007.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     The lease for the Company’s principal executive offices was amended a second time on November 8, 2005 when the leased space was increased to approximately 6,000 square feet. The amended lease provides for base annual lease payments of $110,591 with a 2.5% annual adjustment. The second amended lease, which increased the Company’s office space by over 1,800 square feet, requires the Company to pay an additional total of $71,242 over the duration of the lease.
     Rent expense charged to operations under these leases was as follows:

	Year Ended February 28 (29),
	2004	2005	2006

Real estate fixed rentals	$94,000	$124,000	$207,000
Specimen fixed rentals	—	—	1,250,000

	$94,000	$124,000	$1,457,000
Aggregate minimum rental commitments at February 28, 2006, are as follows:

Fiscal Year

2007	$4,306,000
2008	5,320,000
2009	5,255,000
2010	5,000,000
2011	4,000,000
Thereafter	—

$23,881,000

Note 10. Related Party Transactions
     Included in accounts payable and accrued liabilities at February 28, 2005 and February 28, 2006 is $25,000 due to certain partners of TVLP.
     Two of the Company’s shareholders lent the Company an aggregate of $500,000 on May 5, 2004. The loan is unsecured and has a term of five years. The interest rate for the loan is the prime rate plus six percent. The loan requires quarterly payments of principal in the amount of $25,000 and accrued interest. In consideration of the loan, the Company also issued an aggregate of 30,000 shares of its common stock to these shareholders. This stock was valued at $35,000 and was recorded as a deferred financing cost and is being amortized to interest expense over the term of the loan.
     The Company issued an aggregate of 900,000 shares of common stock to its president and chief executive officer and its former chief financial officer during the second quarter of fiscal year 2004. The Company issued these shares to these officers in exchange for such officers tendering to the Company options they held to acquire up to 1,800,000 shares of the Company’s common stock. The value of the exchange was $1,179,000, based on a price of $1.31 per share, which was the market price of a share of the Company’s common stock on the date of the exchange.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11. Acquisitions
     In March 2005, the Company, through a newly formed wholly owned subsidiary, Premier Acquisitions, Inc. (“PAI”), a Nevada corporation, acquired all the membership interests in Exhibitions International, LLC (“EI”), a Nevada LLC. EI held certain exclusive licensing rights to certain anatomical specimens and exhibitry that would significantly broaden the Company’s offerings in its human anatomy educational exhibition business. The acquisition of EI was completed as follows: (1) payment of $1,500,000 by PAI for 100% of the membership interests of EI; (2) payment by PAI of a debt of EI in the amount of $582,000; (3) the assumption of $750,000 of debt; (4) the issuance of 200,000 shares of the Company’s common stock, valued at $1.54 per share; and (5) the issuance to EI of two-year warrants to acquire 300,000 shares of the Company’s common stock, which warrants have respective strike prices of $1.25 (with respect to 100,000 shares of common stock), $1.50 (with respect to 100,000 shares of common stock), and $1.75 (with respect to 100,000 shares of common stock). The common stock underlying the warrants has piggyback registration rights.
     The fair value of the two-year warrants for EI to acquire 300,000 shares of the Company’s common stock was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected life of options:	2 years
Risk-free interest rate:	4.75%
Expected volatility:	100.0%
Expected dividend yield:	$-0-
     The estimated value of these warrants is approximately $299,000, which is recorded in exhibition licenses in the Company’s financial statements.
Note 12. Employee Savings Plans
     Effective March 2004, the Company adopted the RMS Titanic, Inc. 401(k) and Profit Sharing Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 12% of their salary or the maximum allowed under the Code. All employees who are at least age 21 and have completed 1,000 hours of service are eligible. The Company may elect to make contributions to the Plan at the discretion of the Board of Directors. During the fiscal year ended February 28, 2006, the Company made no contributions to the plan. The Plan name has been changed to Premier Exhibitions 401(k) and Profit Sharing Plan.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 13. Quarterly Financial Data (Unaudited)

	Quarter Ended
	May 31,	August 31,	November 30,	February 28,
Fiscal 2006	2005	2005	2005	2006

Revenues	$2,532,000	$3,734,000	$2,772,000	$4,003,000

Expenses	2,064,000	2,197,000	2,852,000	3,287,000

Net income	455,000	1,503,000	107,000	2,883,000

Basic income per common share	0.02	0.07	0.00	0.11

Diluted income per common share	0.02	0.06	0.00	0.10

	Quarter Ended
	May 31,	August 31,	November 30,	February 28,
Fiscal 2005	2004	2004	2004	2005

Revenues	$391,000	$2,381,000	$2,432,000	$1,653,000

Expenses	1,263,000	2,232,000	2,178,000	2,263,000

Net income (loss)	(875,000)	134,000	240,000	(974,000)

Basic income (loss) per common share	(0.05)	0.01	0.01	(0.04)

Diluted income (loss) per common share	(0.05)	0.01	0.01	(0.04)
Note 14. Subsequent Events
     On March 14, 2006, the Company executed an employment agreement with its Vice President and Chief Legal Counsel. The employment agreement is for a three-year term and provides for an annual base salary of $173,250 per year.
     On March 14, 2006, the Company entered into an amendment to its August 4, 2003 employment agreement with its Vice President – Exhibitions. The original employment agreement was for a three-year term and provided for an annual base salary of $150,000 per year, with annual 5% increases. The amendment extends the term of employment agreement for an additional three years from January 27, 2006, the effective date of the Amendment.
     On March 14, 2006, the Company entered into a Second Amendment to the February 4, 2002 Employment Agreement with the Company’s President and Chief Executive Officer. The Second Amendment provided a quarterly cash bonus equal to 10% of the Company’s quarterly net income. On March 21, 2006, the Company entered into a Third Amendment to the February 4, 2002 Employment Agreement. The Third Amendment terminated the quarterly cash bonus equal to 10% of the Company’s quarterly net income.
     On March 24, 2006, the Company entered into a settlement agreement with Plastination Company, Inc. whereby it amicably settled the litigation Plastination Company v. Premier Exhibitions, Inc., which was pending in the United States District Court for the Northern District of Ohio. The terms of the settlement agreement are confidential, and the Company does not believe that they are material to its business.
     On November 30, 2005, the Company sold a 3% ownership interest in the RMS Carpathia to Legal Access Technologies, Inc. for $500,000. In addition, the Company sold it a twenty-five year license to conduct joint expeditions with the Company to the Carpathia for the purpose of exploring and salvaging the Carpathia for $200,000. Under the terms of this agreement, Legal Access Technologies, Inc. was obligated to make payments under a payment schedule of $100,000 on December 12, 2005 and the balance of $400,000 on February 15, 2006.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In the event of default, the Company had the option to terminate this agreement. The Company reflected this transaction as a gain on the sale of the Carpathia interest of $459,000 during the quarter ended November 30, 2005. Pursuant to the terms of the agreement, Legal Access Technologies, Inc. was obligated to make the following scheduled payments to the Company: (i) $100,000 on December 12, 2005; and (ii) $400,000 on February 15, 2006. The $100,000 payment was collateralized with 1,400,000 shares of Legal Access Technologies, Inc.’s common stock, which satisfied its obligation to make the first payment. Legal Access Technologies, Inc. failed to make the second scheduled payment and, on April 3, 2006, the Company terminated its agreement with the Legal Access Technologies, Inc. In accordance with the agreement, the Company retained the collateral in the form of Legal Access Technologies, Inc.’s common stock. As a result of this default and the Company’s subsequent termination of the agreement, the Company reversed the gain of $459,000 net of the gain from the retention of the marketable securities of $168,000 that was recognized during our quarter ended November 30, 2005.
     The table below reconciles the amounts previously reported by the Company to the restated amounts for the nine month period ended November 30, 2005. The restatement reflects the subsequent third-party default on the Company’s sale of an interest in the RMS Carpathia, as described in the Registrant’s Form 8-K filed with the Securities and Exchange Commission on April 10, 2006. This default caused a restatement of the Company’s unaudited consolidated balance sheet and statement of income and statement of cash flows for the quarter and nine months ended November 30, 2005. The restated unaudited consolidated financial statements referenced below, including the notes thereto, have been revised to reflect the above-described restatement adjustments. The restatement affected the Registrant’s balance sheet, income statement, and cash flow statements.

	As Originally		Effect of
	Reported	As Restated	Restatement
Consolidated Balance Sheet — November 30, 2005
Receivable – Carpathia	500,000	—	(500,000)
Marketable securities	—	168,000	168,000
Artifacts, owned, at cost	4,435,000	4,476,000	41,000
Accounts payable and accrued liabilities	2,465,000	2,490,000	25,000
Accumulated deficit	(10,284,000)	(10,600,000)	(316,000)

Consolidated Income Statement — Three Months Ended November 30, 2005
Gain on sale of fixed assets and Carpathia	459,000	—	(459,000)
Forgiveness of interest expense	25,000	—	(25,000)
Other income	—	168,000	168,000
Net income	423,000	107,000	(316,000)

Consolidated Income Statement — Nine Months Ended November 30, 2005
Gain on sale of fixed assets	459,000	—	(459,000)
Forgiveness of interest expense	25,000	—	(25,000)
Other income	—	168,000	168,000
Net income	2,381,000	2,065,000	(316,000)

Consolidated Statements of Cash Flows — Nine Months Ended November 30, 2005
Net income	2,381,000	2,065,000	(316,000)
Other income	—	(168,000)	(168,000)
(Increase) decrease in other receivables	(500,000)	—	500,000
Increase (decrease) in accounts payable and accrued liabilities	805,000	829,000	24,000
Sale of Carpathia interest	40,000	—	(40,000)
     On April 11, 2006, the Compensation Committee of the Board of Directors of the Company approved the extension of the Employment Agreement of the Company’s President and Chief Executive Officer for an additional two-year period expiring February 4, 2011.
     On April 11, 2006, the Compensation Committee of the Board of Directors granted and subsequently rescinded an extension of the term of options previously issued to the estate of its former Chief Financial Officer under the 2000 and 2004 employee stock option plans. This extension was not required since the estate intends on exercising these options before expiration.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Premier Exhibitions, Inc. and Subsidiaries
Consolidated Balance Sheets

	February 28,	May 31,
	2006	2006
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,129,000	$2,465,000
Marketable securities	570,000	528,000
Accounts receivable	1,585,000	4,559,000
Prepaid expenses and other current assets	3,458,000	4,264,000

Total current assets	9,742,000	11,816,000

Artifacts owned, at cost	4,476,000	4,476,000
Salvor’s lien	1,000	1,000
Salvor-in-possession rights	879,000	879,000
Property and equipment, net	2,033,000	2,945,000
Exhibition licenses, net	3,607,000	3,435,000
Deferred income taxes	2,100,000	1,384,000
Other assets	132,000	111,000

	$22,970,000	$25,047,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	1,038,000	1,660,000
Deferred revenue	300,000	—
Notes payable	1,350,000	1,358,000

Total current liabilities	2,688,000	3,018,000

Commitments and contingencies	—	—

Shareholders’ equity:
Common stock; $.0001 par value; authorized 40,000,000 shares; issued and outstanding 26,062,089 and 26,778,728 shares at February 28, 2006 and May 31, 2006, respectively	3,000	3,000
Common stock payable	920,000	14,000
Additional paid-in capital	27,178,000	28,793,000
Accumulated deficit	(7,717,000)	(6,643,000)
Accumulated other comprehensive income (loss)	(102,000)	(138,000)

Total shareholders’ equity	20,282,000	22,029,000

	$22,970,000	$25,047,000

The accompanying notes are an integral part of the consolidated financial statements.

Premier Exhibitions, Inc. and Subsidiaries
Consolidated Statements of Operations
(Unaudited)

	Three Months Ended May 31,
	2005	2006

Revenue:
Exhibition revenues	$2,393,000	$5,460,000
Merchandise and other	92,000	328,000
Sale of coal	47,000	36,000

Total revenue	2,532,000	5,824,000

Cost of revenue:
Exhibition costs	796,000	1,105,000
Cost of merchandise sold	12,000	56,000
Cost of coal sold	7,000	4,000

Total cost of revenue (exclusive of depreciation shown separately below)	815,000	1,165,000

Gross profit	1,717,000	4,659,000

Operating expenses:
General and administrative	1,091,000	2,198,000
Depreciation and amortization	74,000	330,000
Litigation settlement	—	350,000
Loss on sale of fixed assets	84,000	—

Total operating expenses	1,249,000	2,878,000

Income from operations	468,000	1,781,000

Other income and expenses:
Interest income	4,000	32,000
Interest expense	(17,000)	(34,000)
Other income	—	11,000

Total other income and expenses	(13,000)	9,000

Income before provision for income taxes	455,000	1,790,000

Provision (benefit) for income taxes	—	716,000

Net income	$455,000	$1,074,000

Net income per share:
Basic income per common share	$0.02	$0.04

Diluted income per common share	$0.02	$0.04

Shares used in basic per share calculations	22,299,939	26,344,856

Shares used in diluted per share calculations	24,949,939	30,465,215

The accompanying notes are an integral part of the consolidated financial statements.

Premier Exhibitions, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended May 31,
	2005	2006
Cash flows from operating activities:
Net income	$455,000	$1,074,000

Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	74,000	330,000
Issuance of compensatory stock options	—	412,000
(Increase) decrease in cost of artifacts	(1,000)	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	352,000	(2,974,000)
(Increase) decrease in deferred income taxes	—	716,000
(Increase) decrease in prepaid expenses and other current assets	329,000	(806,000)
(Increase) decrease in other assets	605,000	21,000
Increase (decrease) in deferred revenue	(425,000)	(300,000)
Increase (decrease) in accounts payable and accrued liabilities	(377,000)	622,000

Total adjustments	557,000	(1,979,000)

Net cash provided (used) by operating activities	1,012,000	(905,000)

Cash flows used by investing activities:
Purchases of property and equipment	(303,000)	(1,070,000)
Purchase of exhibition licenses	(2,246,000)	—

Net cash used by investing activities	(2,549,000)	(1,070,000)

Cash flows from financing activities:
Proceeds from notes payable	2,425,000	342,000
Principal payments on notes payable	—	(333,000)
Proceeds from option and warrant exercises	64,000	296,000
Proceeds from sale of common stock	500,000	—

Net cash provided by financing activities	2,989,000	305,000

Effects of exchange rate changes on cash and cash equivalents	—	6,000

Net increase (decrease) in cash and cash equivalents	1,452,000	(1,664,000)
Cash and cash equivalents at beginning of period	1,258,000	4,129,000

Cash and cash equivalents at end of period	$2,710,000	$2,465,000

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$11,000	$10,000

The accompanying notes are an integral part of the consolidated financial statements.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
1. Basis of Presentation
     The accompanying unaudited consolidated financial statements reflect all adjustments, consisting of only normal recurring items, which in the opinion of management, are necessary for a fair statement of the results of operations for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for the full year or for any future period.
     The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to uncollectible receivables, the useful lives of long-lived assets including property and equipment, goodwill, income taxes and contingencies. In addition, the Company uses assumptions when employing the Black-Scholes option valuation model to estimate the fair value of stock options granted. The Company bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results may differ from these estimates.
     These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report on Form 10-K for the year ended February 28, 2006.
     Certain amounts in prior year’s balance sheet, statement of operations, and statement of cash flows have been reclassified to conform to the current year presentation.
2. Earnings Per Share Data
     Basic per share amounts exclude dilution and are computed using the weighted average number of common shares outstanding for the period. Unless the effects are anti-dilutive, diluted per share amounts reflect the potential reduction in earnings per share that could occur if equity based awards were exercised or converted into common stock. The exercise prices of all of the Company’s outstanding options and warrants are less than the market value of the common stock underlying such securities. As a result, the Company has not excluded any securities in calculating its earnings per share because such securities would be anti-dilutive. For the three months ended May 31, 2006 and 2005, basic per share amounts are calculated using the weighted average number of common shares outstanding during the period.
     For the three months ended May 31, 2006 and 2005, diluted per share amounts are calculated using the weighted average number of common shares outstanding during the period and, if dilutive, potential common shares outstanding during the period. Potential common shares are determined using the treasury stock method and include common shares issuable upon exercise of stock options and warrants. The following table sets forth the computation of basic and diluted net income per share:

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Premier Exhibitions, Inc. and Subsidiaries
Computation of Net Income Per Share

	Three Months Ended May 31,
	2005	2006

Numerator:
Net income	$455,000	$1,074,000
Denominator:
Basic weighted-average shares outstanding	22,299,939	26,344,856
Effect of dilutive stock options & warrants	2,650,000	4,120,359

Diluted weighted-average shares outstanding	24,949,939	30,465,215

Net income per share:
Basic	$0.02	$0.04

Diluted	$0.02	$0.04

3. Equity Transactions
     During the three months ended May 31, 2006, the Company issued 400,000 employee stock options in connection with the Company’s Chief Executive Officer’s amended employment agreement. These options will be issued under the amended 2004 Stock Option Plan that the board of directors intends to finalize at the conclusion of the Company’s 2006 Annual Meeting of Shareholders on August 18, 2006. These options have exercise price of $4.31 per share, vest over the term of the amended employment agreement and have a term of ten years. Since the exercise prices of these options equals the fair value of the underlying stock on the date of grant, no deferred compensation was recognized during the period. The Company recorded compensation expense related to stock options granted to the Company’s employees of $412,000 during the three months ended May 31, 2006.
     During the three months ended May 31, 2006, the Company received approximately $231,000 for the exercise of 156,184 warrants to purchase shares of common stock at exercise prices ranging from $1.25 to $1.75 per share.
     During the three months ended May 31, 2006, the Company received $65,000 for the exercise of 76,668 employee stock options to purchase shares of common stock at an exercise price of $.85 per share.
4. Legal Proceedings
     In October 2005, Exhibit Human: The Wonders Within, Inc. filed for binding arbitration against the Company. In its claim, Exhibit Human alleges that the Company breached its contract with them under which the Company acquired a license to exhibit certain anatomical specimens that the Company presents in its “Bodies Revealed” exhibition. Later that month, the Company filed a counterclaim against Exhibit Human in which it alleges that Exhibit Human breached its obligations to the Company under the same contract. The Company is still in the initial stages of this arbitration. Although the Company intends to defend itself at the arbitration and to vigorously pursue the counterclaim, the outcome of this matter cannot be predicted.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
     On April 6, 2006, the Company filed an action against Exhibit Human: The Wonders Within, Inc. in the United States District Court for the Northern District of Georgia under which it seeks a declaratory judgment from the court finding that the parties reached an enforceable agreement for the acquisition of certain licensing rights to the anatomical specimens that the Company presents in its “Bodies Revealed” exhibition. This lawsuit has not yet been served. The Company cannot predict the outcome of the case.
     On March 24, 2006, the Company entered into a settlement agreement with Plastination Company, Inc. whereby it amicably settled the litigation Plastination Company v. Premier Exhibitions, Inc., which was pending in the United States District Court for the Northern District of Ohio. The terms of the settlement agreement are confidential, and the Company does not believe that they are material to its business.
     On June 1, 2006 the Company entered into a settlement agreement and mutual special release with William Morris Agency, LLC and Rick Kraniak whereby it agreed to pay $350,000 for compensation stemming from the agency agreement related to booking the human anatomy tour of exhibitions. The first payment of $70,000 was made on June 1, 2006. The remaining payments of $70,000 installments are due on or before each of the following dates: November 1, 2006, June 1, 2007, November 1, 2007 and June 1, 2008.
     On August 22, 2006 we filed an action entitled RMS Titanic, Inc. v. Georgette Alithinos, International Advantage Inc. and Renaissance Entertainment, EPE in the Circuit Court of the State of Florida for Hillsborough County, in which we allege damages stemming from the defendants’ failure to compensate us for moneys due to us under a contract for the presentation of a Titanic exhibition in Athens, Greece. We have alleged breach of contract, fraud, conversion, and breach of fiduciary duty in the complaint. None of the defendants has yet been served and we cannot predict the outcome of the case.
5. Commitments
     On March 14, 2006, the Company executed an employment agreement with its Vice President and Chief Legal Counsel. The employment agreement is for a three-year term and provides for an annual base salary of $173,250 per year.
     On March 14, 2006, the Company entered into an amendment to its August 4, 2003 employment agreement with its Vice President – Exhibitions. The original employment agreement was for a three-year term and provided for an annual base salary of $150,000 per year, with annual 5% increases. Among other things, the amendment extended the term of employment agreement for an additional three years from January 27, 2006, the effective date of the amendment.
     On March 14, 2006, the Company entered into a second amendment to the February 4, 2002 employment agreement with its President and Chief Executive Officer. The second amendment provided a quarterly cash bonus equal to 10% of the Company’s quarterly net income. On March 21, 2006, the Company entered into a third amendment to the February 4, 2002 employment agreement. The third amendment terminated the provision in the second amendment which had provided for a quarterly cash bonus equal to 10% of the Company’s quarterly net income.
     On April 11, 2006, the Compensation Committee of the Board of Directors of the Company approved an extension of the employment agreement of the Company’s President and Chief Executive Officer for an additional two-year period expiring February 4, 2011.
6. Subsequent Events
     On June 30, 2006, the Company finalized a $2,500,000 revolving line of credit facility with Bank of America, N.A. The credit facility replaced in its entirety the Company’s prior $750,000 revolving line of credit facility with Bank of America.
     The credit facility, which is evidenced by a note and agreement made by the Company in favor of Bank of America, allows the Company to make revolving borrowings of up to $2,500,000 during its term. Interest under the credit facility is calculated from the date of each advance to the Company and is equal to Bank of America’s prime rate. Under the credit facility, the Company must make interest only payments monthly and the outstanding principal amount plus all accrued but unpaid interest is payable in full at the expiration of the credit facility on June 27, 2007. The credit facility requires the Company to maintain, on a consolidated basis, a debt service coverage ratio of at least 2.5 to 1.0 and a ratio of current assets to current liabilities of at least 3.0 to 1.0. The credit facility is secured by all of the Company’s property and contains customary representations, warranties and covenants.

PREMIER EXHIBITIONS, INC. AND SUBSIDIARIES
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
     The Company entered into the above-described credit facility in order to help finance the expansion of the Company’s exhibition business. As of July 12, 2006, $334,000 had been advanced to the Company pursuant to the credit facility, which balance was paid in full as of August 31, 2006.